The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are part of a registration statement filed with the SEC. This prospectus supplement and the accompanying prospectus are not offers to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-112216

PROSPECTUS SUPPLEMENT (Subject to Completion)	Issued March 30, 2004
(To Prospectus dated March 1, 2004)

7,500,000 Shares

Common Stock

        We are offering 7,500,000 shares of our common stock.

      Our common stock is listed on the New York Stock Exchange under the symbol “URS.” On March 30, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $30.03 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 4 of the accompanying prospectus.

PRICE $          A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	URS

Per Share	$	$	$
Total	$	$	$

      We have granted the underwriters the right to purchase up to an additional 1,125,000 shares of common stock from us to cover over-allotments, if any.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares to purchasers on April      , 2004.

Joint Book-Running Managers

Morgan Stanley	Merrill Lynch & Co.

Credit Suisse First Boston	Lehman Brothers

D. A. Davidson & Co.	Morgan Joseph & Co. Inc.

April      , 2004

[INSIDE FRONT COVER]

Photo:  Employees standing next to images of URS Division projects, including (clockwise from upper left): U.S. Naval Academy bridge; Orica reactor; University of Akron academic building; Mission Valley West Light Rail train; and Denver International Airport terminal building.

Caption:  The URS Division provides the full range of services required to build, maintain and improve infrastructure, including highways, bridges, mass transit systems, airports, and water supply and wastewater treatment facilities, as well as schools, healthcare complexes and other public buildings. We also provide a variety of environmental services for military, commercial and individual facilities.

      Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to “our,” “URS,” “us” or “we” refer to URS Corporation, a Delaware corporation, and its subsidiaries. Except as otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase up to 1,125,000 shares of common stock.

      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, including a description of our common stock beginning on page 6. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

      You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section of the accompanying prospectus entitled “Where You Can Get More Information.”

INDUSTRY AND MARKET DATA

      Industry and market data presented in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference, including information relating to our relative position in the engineering design services industry, is based upon our review of industry publications, such as Engineering News-Record and publications by the Government Electronics Industry Association and other publicly available information. Although we believe that these sources are reliable, we have not verified the information and cannot assure you that such information is accurate or complete.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and/or the documents incorporated by reference. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the related notes contained in this prospectus supplement and the documents incorporated by reference.

OUR COMPANY

      We are one of the largest engineering design services firms worldwide and one of the nation’s leading U.S. federal government contractors for operations and maintenance services. We operate through two divisions: the URS Division and the EG&G Division. Our URS Division provides a comprehensive range of professional planning and design, program and construction management, and operations and maintenance services to all client types. Our EG&G Division provides operations and maintenance, systems engineering and technical assistance, and program management services to various U.S. federal government agencies, primarily the Departments of Defense and Homeland Security. We have grown our business organically and through acquisitions, thus diversifying our client base, service offerings and markets served. As a result, we are well positioned to service clients globally, nationally and locally and are able to capitalize on trends such as increased federal government spending and outsourcing. Since 1995, we have increased our revenues from $180 million to $3.2 billion for fiscal year 2003, while our net income and earnings per share have grown at compound annual growth rates of 36% and 13%, respectively, and our number of employees has increased from 1,300 to over 26,000.

      Through our extensive network of more than 300 principal offices and contract-specific job sites across the United States and in more than 20 countries, we serve federal, state and local government agencies and private industry clients. Our URS Division provides the full range of services required to design, build, maintain and improve infrastructure, including highways, bridges, mass transit systems, airports, and water supply and wastewater treatment facilities, as well as schools, healthcare complexes and other public buildings. Our URS Division also provides a variety of environmental services for military, commercial and industrial facilities. Our EG&G Division provides a wide range of services to the U.S. federal government, including maintaining and upgrading military aircraft, vehicles and equipment and supporting the design and development of new weapons systems. Our EG&G Division also operates and maintains military installations, provides flight training to the U.S. armed forces and its allies, and provides logistics support for government warehousing and distribution centers. In addition, our EG&G Division provides a variety of technical support services for global threat reduction programs.

      The following charts illustrate the balance and diversity of our revenue base for fiscal year 2003:

Client Type

[Pie Chart]

Federal Government	43
Private Industry	27
State & Local Government	22
International	8
Service Offerings

[Pie Chart]

Planning & Design	54
Operations & Maintenance	27
Program & Construction Management	13
Systems Engineering & Technical Assistance	6
Markets Served

[Pie Chart]

Transportation (Surface, Air & Rail)	21
Industrial Process	18
Hazardous Waste Management	17
Military Platforms Support	15
Water/Wastewater Treatment	7
Facilities & Logistics Support	22

      The diversity of our client base and service offerings across numerous markets and geographies enables us to direct our resources to meet changing project demands. We can balance our workload during temporary downturns and have the flexibility to respond quickly to increased demand in growth markets. Consequently, we are well positioned to benefit from fundamental market trends, including:

•	increased spending and outsourcing by the federal government;

•	increased use of large, omnibus contracts by the federal government;

•	greater emphasis on domestic security;

•	growing need for public infrastructure;

•	consolidation of engineering and environmental service providers by our private industry clients; and

•	growing demand for cost-effective compliance with environmental regulations.

      In our federal government business, we believe we are well positioned to provide a broad range of outsourced defense and homeland security services to the Department of Defense, enabling us to benefit from the largest increase in Department of Defense spending in 20 years. The Department of Defense budget for operations and maintenance services is expected to total more than $117 billion in 2004, or approximately 31% of its entire budget. Operations and maintenance services represented 27% of our revenue for fiscal year 2003. In our state and local government business, we anticipate that spending will increase as agencies address their public infrastructure needs and funding becomes available for deferred infrastructure projects. Moreover, federal programs such as the Transportation Equity Act for the 21st Century (“TEA-21”), which is expected to be reauthorized with six-year funding in the range of $247 billion to $318 billion, and Vision-100, the successor to the Aviation Investment and Reform Act for the 21st Century (“AIR-21”), with a 2004 budget of $3.65 billion, provide a significant portion of state and local funding for these types of infrastructure improvement projects. In our private industry business, our clients, such as Ashland, ChevronTexaco, Rohm and Haas and Tennessee Valley Authority, are increasingly addressing their environmental engineering and consulting requirements by entering into Master Service Agreements (“MSAs”) with a select number of providers on a national and global basis.

      The following table provides a summary of our business by client type, services and markets:

Client Type	Representative Services	Representative Markets	Representative Clients

Federal Government	• Operations & Maintenance
  — Manage military ranges and facilities
  — Logistics management
  — Maintain and overhaul aircraft and ground vehicles
  — Pilot training programs
  — Support combat systems
  — Demilitarize/demolish chemical weapons stockpiles
•  Systems Engineering & Technical Assistance
  — Engineering and design studies for upgrade and maintenance of military hardware
•  Planning & Design
  — Assess and plan for remediation activities at Superfund sites and military bases
  — Engineering and design studies for facilities
•  Program & Construction Management
  — Oversee large military programs for naval, ground, and military platforms
  — Manage large, multi-task contracts involving the provision of engineering and environmental services at multiple project sites
— Manage the construction process, including schedule, cost and quality, for military and judicial facilities	• Facilities & Logistics Support • Military Platforms Support • Hazardous Waste Management • Air Transportation	• Department of Defense
•  Department of Homeland Security
•  Department of Energy
•  Department of Justice
•  Department of State
•  NASA
•  Federal Aviation Administration
•  Environmental Protection Agency
•  General Services Administration
• United States Postal Service

Client Type	Representative Services	Representative Markets	Representative Clients

State & Local Government	• Planning & Design
  — Studies, analyses, planning and engineering and architectural design for:
     — Bridges, highways and roads
     — Airports, mass transit systems and railroads
     — Schools, courthouses, correctional facilities and other public use facilities
     — Water/wastewater and hazardous waste treatment facilities
•  Program & Construction Management
  — Manage all phases of a project, from planning and design through construction, for project types listed above under planning & design
  — Manage the construction process, including schedule, cost and quality, for project types listed above under planning & design
•  Operations & Maintenance
— Operation of state highway management systems	• Surface, Rail & Air Transportation • Facilities • Hazardous Waste Management • Water/ Wastewater Treatment	• State departments of transportation, airports, transit authorities and railroad systems
•  Municipalities
•  State environmental protection agencies
•  Local planning boards
•  School authorities
• Water and sewer authorities
Private Industry	• Planning & Design
  — Environmental assessment, due diligence and permitting at commercial and industrial facilities
  — Design for hazardous waste remediation and treatment systems
•  Program & Construction Management
  — Manage projects under large environmental programs for commercial and industrial clients, involving work at multiple sites around the world
  — Manage the construction of hazardous waste remediation and treatment systems
  — Manage the construction process, including schedule, cost and quality, for project types listed above under planning & design
•  Operations & Maintenance
	— Manage environmental remediation programs at commercial and industrial facilities and Superfund sites	• Industrial Process • Facilities • Hazardous Waste Management • Water/ Wastewater Treatment	• More than half of the Fortune 500 companies, including Ashland, ChevronTexaco and Rohm and Haas • Tennessee Valley Authority
International	• All service types	• All market types	• All client types

Strengths

      Market Leadership in Attractive Market Segments. We are one of the largest engineering design services firms worldwide and one of the nation’s leading U.S. federal government contractors for operations and maintenance services. We hold leading positions in the engineering markets we serve, ranking among the top ten service providers in each of these markets. For example, we are the leading provider of design services to the hazardous waste industry and rank second among providers to the transportation industry. We are one of the nation’s largest providers of services to the Departments of Defense and Homeland Security as well as to the Department of Energy, NASA and other federal agencies. Revenues under contracts with federal government agencies represented approximately 43% of our total revenues for fiscal year 2003. Our worldwide network of more than 300 principal offices and contract-specific job sites provides us with a strong local presence in all 50 states and helps us better serve our private industry clients. As a result of our market leadership and reputation for high-quality service, we believe we are well positioned to benefit from anticipated spending increases by clients in our markets, particularly in the areas of defense and homeland security, as well as public infrastructure as state and local governments seek to restore, expand and upgrade existing facilities.

      Comprehensive Range of Services. We believe that we are one of the few engineering design services firms that can perform major projects over their full life cycles, providing a comprehensive range of services from engineering planning and design to operations and maintenance. As a result of our national and international presence, we can offer our clients local knowledge and expertise backed by the support of one of the largest engineering design services firms worldwide. Our scale allows us to successfully perform major multi-service contracts around the world. Increasingly, our private industry clients seek to contract with fewer service providers that can offer a more comprehensive range of services. Our broad range of services and global capabilities enable us to maximize revenue per customer and position us to capture additional market share with clients that seek to enter into omnibus contracts or MSAs.

      Diversified Client Base with Recurring Revenues. We offer our comprehensive range of services to a diverse client base in multiple markets. Our clients include more than 25 federal government agencies, 300 state and local government agencies and 1,600 private industry clients, which have included over half of the Fortune 500 companies. We currently have more than 12,000 active projects, with no single project accounting for more than 4% of our revenues for fiscal year 2003. Market leadership, breadth of services and a reputation for high-quality, value-added services have enabled us to establish strong, long-term client relationships and provide us with a recurring base of revenues. For example, during fiscal year 2003, more than 80% of our revenues were generated from repeat clients and our EG&G Division achieved a 91% success rate on recompetes for federal operations and maintenance contracts. In addition, approximately 55% of our private industry revenues were derived from MSAs. Our substantial backlog and strong client relationships help provide a high degree of visibility into our future financial results. Based on historical conversion rates, we estimate converting approximately 50% of our backlog of $3.7 billion at January 31, 2004 into revenues within the next 12 months. Our book of business, which includes backlog, project designations, option years and indefinite delivery contracts, was $9.2 billion at January 31, 2004. See “Business — Backlog, Project Designations, Option Years and Indefinite Delivery Contracts” for a detailed discussion of the components of book of business.

      Attractive Operating Model that Generates Strong Cash Flow. Our strong operating model contributed to the generation of $164.5 million of cash from operating activities during fiscal year 2003. This enabled us to rapidly repay debt and strengthen our balance sheet. Since our acquisition in August 2002 of Carlyle-EG&G Holdings Corp. and Lear Siegler Services, Inc. (collectively, “EG&G”), we have reduced our outstanding debt from $955.6 million as of October 31, 2002 to $797.5 million as of January 31, 2004. In connection with the closing of this offering, we intend to redeem approximately $197 million of our outstanding debt. Giving effect to this offering, our debt as of January 31, 2004 would have been approximately $600 million. Our management is focused on continuing to repay our debt and strengthening our balance sheet. We have a variable cost structure that allows us to rapidly respond to changes in the demand for our services. Additionally, we have achieved economies of scale that allow us to increase our revenues without proportionately increasing our general and administrative expenses. We also have an established risk assessment and management process that includes rigorous guidelines regarding the type and scope of our projects and requires management review and approval for contracts. Our contract mix is weighted toward providing professional engineering and operations and maintenance services via cost-plus, time-and-materials and negotiated fixed-price contracts, which are generally lower risk than lump-sum, low-bid fixed-price contracts.

      Successful Acquisition Track Record. Since 1996, we have made five significant acquisitions that have strategically positioned us as an industry leader. Through acquisitions, we have broadened our markets, geographic reach and technical expertise and greatly diversified our client and service base. We have also successfully integrated these acquisitions, retained the key employees of acquired companies and achieved cost savings. Our acquisition of EG&G significantly enhanced our ability to provide operations and maintenance services to the federal government.

      Experienced Management Team and Skilled Workforce. Our senior management has successfully grown our business through a highly disciplined acquisition strategy and steady focus on managing key aspects of our business, including costs, cash and risk. Our senior management has an average of 20 years of experience in our industry. We also have an experienced and skilled workforce of over 26,000 employees, including planners, engineers, architects, scientists, environmental specialists, technicians, program and construction managers and operations and maintenance specialists. Many of our employees developed specialized skills while working for the military and over 18% of our EG&G Division’s employees hold security clearances, enabling them to work on classified government projects.

Growth Strategy

      Capitalize on Underlying Trends in Core Markets. We believe that we are well positioned to capitalize on increased spending by our primary clients:

Federal. Our federal government customers present continued growth opportunities for us. This growth is expected to come primarily from increased spending by the Departments of Defense and Homeland Security as well as increased outsourcing of federal jobs. We expect to benefit from the largest increase in Department of Defense spending in 20 years and the supplemental budget increase of $87 billion in November 2003 related to military deployments in, and the rebuilding of, Iraq and Afghanistan. In addition, the Bush Administration has announced its goal of outsourcing 425,000 federal jobs over the next several years. We are actively pursuing additional operations and maintenance contracts with the federal government. We have developed a proprietary database that allows us to efficiently identify federal government outsourcing opportunities. In addition, we have recently been awarded several homeland defense-related assignments under existing contracts and believe that our participation in this emerging market will continue to grow.

State and Local. Due to budget challenges at the state and local government level, a large portion of spending for public infrastructure projects has been deferred. Because of our strong local presence in all 50 states, long-term relationships with state and local government agencies, and past performance on projects, we believe we are poised to win significant new contracts when spending for public infrastructure projects recovers. Our local professionals are able to leverage our significant resources and expertise to focus on winning and implementing the most complex engineering projects. In addition, we believe we are well positioned to capitalize on increased state and local government spending on homeland security projects as they receive related federal funding.

Private Industry. Environmental regulations and compliance requirements are driving ongoing demand for environmental services. Our expertise is well suited to improve productivity and minimize environmental impact in a cost-effective manner for our private industry clients. In addition, the increase in the scaleability and breadth of our services coincides with our clients’ desire to consolidate their service providers. As a result of our extensive network of national and international offices and broad range of service offerings, we can leverage our geographic reach to meet clients’ needs and compete successfully for new MSAs.

      Realize Benefits of Breadth of Services. The federal government is increasingly using large, omnibus contracts that require diverse services and resources, a trend mirrored by private industry clients that are using MSAs. Our comprehensive service offerings, from planning and design, systems engineering and technical assistance, through program and construction management to operations and maintenance, combined with our significant national and international presence, should allow us to increase revenue from clients focused on consolidating their vendor base. For example, we are now providing program and construction management services to several clients for whom we had previously provided design and consulting services. We also intend to increase our revenue per client by cross-selling our services. For example, we have the opportunity to transfer the expertise we have developed for the emerging homeland defense-related market, such as disaster drill analyses and preparedness, to our transportation and facilities clients.

      Expand Services Across Existing Geographic Regions. We believe a significant opportunity exists to broaden our service offerings in each of our geographic regions. Traditionally, many of our local offices have not offered the full range of our services in their markets. We have established business development teams to identify and pursue opportunities to capitalize on our breadth of services. Our proven track record and long-standing presence within local markets provides us with significant credibility to market additional services to the existing client base in these markets. For example, we have proven capabilities in providing program and construction management services for large and complex school construction projects, primarily in California, New York and Pennsylvania. This expertise, combined with our extensive local presence in Florida, allowed us to win a contract to provide program and construction management services for a new school system in Orlando, Florida. We are also applying this strategy to other markets such as facilities, water/ wastewater and transportation, all areas in which we have significant expertise but do not currently provide services at many of our principal offices. In addition, our federal government business is highly localized and provides us with access to approximately 87 government sites, including military installations. We are pursuing a similar strategy to expand the range of services that we provide at each of these government sites.

      Pursue Selected Strategic Acquisitions. We believe we have a well established track record of identifying acquisition opportunities, effectively integrating acquired businesses and benefiting from cost savings. We will continue to pursue growth through selective strategic acquisitions of businesses or assets that will expand, complement or further diversify our current portfolio of clients and services. We are committed to maintaining a conservative and flexible capital structure when evaluating future potential acquisition opportunities.

      We are incorporated in Delaware and our principal corporate office is located at 600 Montgomery Street, 26th Floor, San Francisco, California 94111-2728. Our telephone number is (415) 774-2700. Our website address is www.urscorp.com. Information contained on our website does not constitute a part of this prospectus supplement.

THE OFFERING

Common stock offered by URS	7,500,000 shares(1)

Common stock to be outstanding after the offering	42,209,954 shares(1)(2)

Over-allotment option	We have granted to the underwriters an option to purchase up to an additional 1,125,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days from the date of this prospectus supplement.

Use of proceeds	The net proceeds from this offering will be used to redeem certain indebtedness and pay associated redemption premiums. See “Use of Proceeds.”

New York Stock Exchange symbol	URS

(1)	Assumes the underwriters’ over-allotment option is not exercised. See “Underwriters.”

(2)	The information above is based on shares of common stock outstanding as of March 24, 2004. It does not include the following shares of common stock as of March 24, 2004:

•	4,828,683 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $19.61 per share;

•	1,001,000 shares of common stock reserved for future awards under our 1999 Equity Incentive Plan; and

•	1,130,843 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan.

SUMMARY FINANCIAL DATA

      The following summary historical financial information was derived from our audited and unaudited historical consolidated financial statements included elsewhere in, or incorporated by reference into, this prospectus supplement.

      Because the information below is a summary, you should read the following information in conjunction with the other information contained under the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Information” and our consolidated financial statements and the accompanying notes thereto, and other financial information and statistical data included elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference.

						Three Months Ended
	Years Ended October 31,					January 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$1,418,522	$2,205,578	$2,319,350	$2,427,827	$3,186,714	$758,033	$771,727
Direct operating expenses	854,520	1,345,068	1,393,818	1,489,386	2,005,339	483,597	487,513

Gross profit	564,002	860,510	925,532	938,441	1,181,375	274,436	284,214
Indirect, general and administrative expenses	463,132	697,051	755,791	791,625	1,000,970	243,246	250,854

Income from operations	100,870	163,459	169,741	146,816	180,405	31,190	33,360
Interest expense, net	34,589	71,861	65,589	55,705	83,571	21,280	19,063

Income before taxes	66,281	91,598	104,152	91,111	96,834	9,910	14,297
Income tax expense	29,700	41,700	46,300	35,940	38,730	3,960	5,720

Net income	36,581	49,898	57,852	55,171	58,104	5,950	8,577
Preferred stock dividend	3,333	8,337	9,229	5,939	—	—	—

Net income available for common stockholders	$33,248	$41,561	$48,623	$49,232	$58,104	$5,950	$8,577

Net income per common share:
Basic	$2.14	$2.55	$2.79	$2.18	$1.78	$.18	$.25

Diluted	$1.98	$2.27	$2.41	$2.03	$1.76	$.18	$.24

Weighted average shares outstanding:
Basic	15,499	16,272	17,444	22,554	32,688	32,324	33,836

Diluted	18,484	22,020	23,962	27,138	33,041	32,574	35,012

Other Data:
Depreciation and amortization	$32,177	$41,829	$42,143	$32,799	$42,349	$11,497	$10,453
Capital expenditures	20,248	15,885	19,778	52,458	16,607	3,169	4,484
Backlog (at end of period, unaudited)	1,260,000	1,656,500	1,684,100	2,828,400	3,661,800	2,920,700	3,681,600
Total debt (at end of period)	688,380	648,351	631,129	955,563	812,593	949,629	797,525
Cash Flow Data:
Net cash provided by operating activities	$8,753	$11,024	$47,050	$87,572	$164,501	$10,473	$4,928
Net cash provided by (used in) investing activities	(336,415)	9,469	(16,248)	(387,158)	(16,607)	(3,169)	(4,484)
Net cash provided by (used in) financing activities	336,820	(42,487)	(31,097)	286,160	(142,358)	(7,432)	(10,306)

	As of January 31, 2004

	Actual	As Adjusted(1)

	(In thousands)
Balance Sheet Data:
Working capital	$456,061	$459,048
Accounts receivable, net	878,496	878,496
Total assets	2,158,275	2,151,753
Total debt	797,525	600,188
Total stockholders’ equity	788,673	988,998

(1)	“As adjusted” column reflects this offering and the redemption of certain indebtedness, assuming no exercise of the underwriters’ over-allotment option.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

      Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

      This prospectus supplement and the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

Risks Related to Our Business

We continue to experience the adverse effects from the recent economic downturn. If the economic downturn continues or worsens, then our revenues, profits and overall financial condition may deteriorate.

      In response to reduced revenues caused by the recent economic downturn, our clients may cut costs, or delay, curtail or cancel proposed and existing projects. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects. Our clients may also demand better pricing terms. In addition, the economic downturn may impact our clients’ ability to pay our bills and our ability to collect cash from our clients needed to fund our business operations. Although some economic fundamentals have been improving, our business generally lags the overall recovery in the economy and therefore we do not know whether any improving economic indicators will positively affect our revenues and profits. If the economic downturn continues or worsens, then our revenues, profits and overall financial condition may deteriorate.

Funding for many of our multi-year government contracts must be appropriated each year. If appropriations are not made in subsequent years of a multiple-year contract, we will not realize all of our potential revenues and profits from that contract.

      We derive a significant amount of our revenues from multi-year government contracts, many of which are appropriated on an annual basis. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. As a result, at the beginning of a project, the related contract may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing political priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures. If legislative appropriations are not made in subsequent years of a multiple-year contract, we will not realize all of our potential revenues and profits from that contract.

As a government contractor, we are subject to a number of procurement laws and regulations, any deemed violation of which could lead to fines or penalties or a loss of business.

      We must comply with and are affected by laws and regulations relating to the formation, administration and performance of government contracts. For example, we must comply with the Federal Acquisition Regulation, the Truth in Negotiations Act, the Cost Accounting Standards, Services Contract Act, and Department of Defense security regulations, as well as many other rules and regulations. These laws and regulations affect how we do business with our clients and in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our contracts. Moreover, as a federal government contractor, we must maintain our status as a responsible contractor. Failure to do so could lead to suspension or debarment, making us ineligible for federal government contracts and potentially ineligible for state and local government contracts.

Most of our government contracts are awarded through a regulated competitive bidding process. Our inability to complete existing government contracts or win new government contracts over an extended period could harm our operations and adversely affect our future revenues.

      Most of our government contracts are awarded through a regulated competitive bidding process. Some government contracts are awarded to multiple competitors, which increases overall competition and pricing pressure and may require us to make sustained post-award efforts to realize revenues under the government contracts. In addition, government clients can generally terminate or modify their contracts at their convenience. Moreover, even if we are qualified to work on a new government contract, we might not be awarded the contract because of existing government policies designed to protect small businesses and underrepresented minority contractors. Our inability to complete existing government contracts or win new government contracts over an extended period could harm our operations and adversely affect our future revenues.

A negative government audit or investigation could result in a substantial adjustment to our revenues and costs, which could impair our reputation and result in civil and criminal penalties.

      Government agencies, such as the United States Defense Contract Audit Agency, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. If the agencies determine through these audits or investigations that costs were improperly allocated to specific contracts, we may not be reimbursed for these costs, or if we have already been reimbursed, we may be required to refund these reimbursements. Therefore, an audit could result in substantial adjustments to our revenues and costs. In addition, our internal controls may not always prevent improper conduct. If a government agency determines that we or a subcontractor engaged in improper conduct, we may also be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the government, any of which could materially affect our financial condition. In addition, we could suffer serious harm to our reputation.

Unexpected termination of our backlog of orders could harm our operations and adversely affect our future revenues.

      Our backlog consists of the amount billable at a particular point in time for future services under signed contracts, including the full term of multi-year government contracts for which funds must be appropriated on an annual basis. We include indefinite delivery/indefinite quantity contracts, which are executed contracts requiring the issuance of task orders, in backlog only to the extent the task orders are actually issued and funded. The contracts comprising our backlog estimates may not result in actual revenues in any particular period. These estimates are based on our experience under these contracts and similar contracts and may not be accurate. Unexpected termination of a substantial portion of our backlog of orders could harm our operations and adversely affect our future revenues.

If we are unable to accurately estimate the overall risks, revenues or costs on a contract, then we may incur a lower profit or loss on the contract.

      We generally enter into three principal types of contracts with our clients: cost-plus, fixed-price and time-and-materials. Under cost-plus contracts, which are subject to contract ceiling amounts, we are reimbursed for allowable costs and fees, which may be fixed or performance-based. If our costs exceed the contract ceiling or are not allowable under the provisions of the contract or any applicable regulations, we may not be able to obtain reimbursement for all such costs. Under fixed-price contracts, we receive a fixed price irrespective of the actual costs we incur and consequently, we will realize a profit on the fixed-price contract only if we can control our costs and prevent cost over-runs on the contract. Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for other expenses. Profitability on these types of contracts is driven by billable headcount and control of cost over-runs.

      Accounting for such contracts requires judgment relative to assessing the contract’s estimated risks, revenues and costs and on making judgments on other technical issues. Due to the size and nature of many of our contracts, the estimation of overall risk, revenues and costs at completion is complicated and subject to many variables. Changes in underlying assumptions, circumstances or estimates may also adversely affect financial performance in future periods. If we are unable to accurately estimate the overall revenues or costs on a contract, then we may experience a lower profit or incur a loss on the contract.

If we guarantee the timely completion or performance standards of a project, we could incur additional costs to cover our guarantee obligations.

      We may guarantee to our client that we will complete a project by a scheduled date. We also may sometimes guarantee that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or subsequently fails to meet guaranteed performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or to achieve the required performance standards. In some cases, should we fail to meet required performance standards, we may also be subject to agreed upon damages, which are fixed in amount by the contract. To the extent that these events occur, the total costs of the project could exceed our estimates and we could experience reduced profits or, in some cases, a loss on that project.

Our use of the percentage-of-completion method of accounting could result in reduction or reversal of previously recorded revenues and profits.

      A substantial portion of our revenues and profits are measured and recognized using the percentage-of-completion method of accounting. Generally, our use of this method results in recognition of revenues and profits ratably over the life of the contract, based on the proportion of costs incurred to date to total costs expected to be incurred. The effect of revisions to revenues and estimated costs, including the achievement of award and other fees is recorded when the amounts are known and can be reasonably estimated. Such revisions could occur in any period and their effects could be material. Although we have a history of making reasonably dependable estimates of the progress towards completion of long-term engineering, program and construction management or construction contracts in process, the uncertainties inherent in the estimating process make it possible for actual costs to vary from estimates, including reductions or reversals of previously recorded revenues and profits, and such differences could be material.

If our partners fail to perform their contractual obligations on a project, we could be exposed to legal liability, loss of reputation and reduced profit or risk of loss on the project.

      We occasionally team with outside partners so that we can bid on and/or execute a particular project. As a result, we enter into subcontracts, joint ventures and other contractual arrangements with third parties. Success on these joint projects depends in large part on whether our partners fulfill their contractual obligations satisfactorily. If any of our partners fails to satisfactorily perform their contractual obligations as a result of financial or other difficulties, we may be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. If we are unable to adequately address our partner’s performance issues, then our client could terminate the joint project, exposing us to legal liability, loss of reputation and risk of loss or reduced profit on the project.

Our substantial indebtedness could adversely affect our financial condition.

      As of January 31, 2004, we had $797.5 million of outstanding indebtedness. This level of indebtedness could have a negative impact on us, including the following:

•	it may limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements or other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our business;

•	it may place us at a competitive disadvantage if we are more highly leveraged than our competitors;

•	it may restrict us from making strategic acquisitions or exploiting business opportunities;

•	it may make us more vulnerable to a downturn in our business or the economy; and

•	it may require us to dedicate a substantial portion of our cash flows from operations to the repayments of our indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures and other general corporate purposes.

Because we are a holding company, we may not be able to service our debt if our subsidiaries do not make sufficient distributions to us.

      We have no direct operations and no significant assets other than investments in the stock of our subsidiaries. Because we conduct our business operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal restrictions, including local regulations, and contractual obligations associated with secured loans, such as equipment financings, may restrict our subsidiaries’ ability to pay dividends or make loans or other distributions to us. The earnings from, or other available assets of, these operating subsidiaries may not be sufficient to make distributions to enable us to pay interest on our debt obligations when due or to pay the principal of such debt at maturity.

Restrictive covenants in our senior secured credit facility and the indentures relating to our outstanding notes and our other outstanding indebtedness may restrict our ability to pursue business strategies.

      Our senior secured credit facility and our indentures relating to our outstanding notes and our other outstanding indebtedness restrict our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends and make distributions to our stockholders;

•	repurchase or redeem our stock;

•	repay indebtedness that is junior to our senior secured credit facility or our outstanding indebtedness;

•	make investments and other restricted payments;

•	create liens securing debt or other encumbrances on our assets;

•	enter into sale-leaseback transactions;

•	enter into transactions with our stockholders and affiliates;

•	sell or exchange assets; and

•	acquire the assets of, or merge or consolidate with, other companies.

      In addition, our senior secured credit facility restricts our ability to enter into negative pledge agreements and imposes restrictions on our ability to make capital expenditures. Our senior secured credit facility also requires that we maintain certain financial ratios, which we may not be able to do. The covenants in our various debt instruments may impair our ability to finance future operations or capital needs or to engage in other favorable business activities.

We may not be able to generate or borrow enough cash to service our debt, which could result in bankruptcy or otherwise impair our ability to maintain sufficient liquidity to continue our operations.

      In order to service our debt, we rely primarily on our ability to generate cash in future periods. If we do not generate sufficient cash flows to meet our debt service and working capital requirements, we may need to seek additional financing. If we are unable to obtain financing on terms that are acceptable to us, we could be forced to sell our assets or those of our subsidiaries to make up for any shortfall in our payment obligations under unfavorable circumstances.

      Our senior secured credit facility and our obligations under our outstanding notes limit our ability to sell assets and also restrict our use of the proceeds from any such sale. Furthermore, substantial portions of our assets and those of our subsidiaries are, and may continue to be, intangible assets. Therefore, even if forced to do so, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our debt obligations.

      If we default on any of our various debt obligations, our lenders could require immediate repayment of the entire principal amount of that outstanding debt. If our lenders require immediate repayment on the entire principal amount, we will not be able to repay them in full, and our inability to meet our debt obligations could result in bankruptcy or otherwise impair our ability to maintain sufficient liquidity to continue our operations.

We may incur substantial costs of compliance with, or liabilities under, environmental laws and regulations.

      A substantial portion of our business involves the planning, design and program and construction management of pollution control facilities as well as the assessment and management of remediation activities at hazardous waste sites and military bases. We also contract with U.S. governmental entities to destroy hazardous materials, including chemical agents and weapons stockpiles. Federal laws, including but not limited to the Resource Conservation and Recovery Act of 1976, as amended, or RCRA, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, as well as various state and local laws strictly regulate the handling, removal, treatment, transportation and disposal of toxic and hazardous substances and impose liability for environmental contamination caused by such substances. In addition, so-called “toxic tort” litigation has increased markedly in recent years as people injured by hazardous substances seek recovery for personal injuries and/or property damages. Liabilities related to environmental contamination or human exposure to hazardous substances, or a failure to comply with applicable regulations could result in substantial costs to us, including clean-up costs, fines and civil or criminal sanctions, third party claims for property damage or personal injury or cessation of remediation activities.

Changes in environmental laws, regulations and programs could reduce demand for our environmental services, which could impact our revenues.

      Federal and state laws, regulations, and programs related to pollution and environmental protection generate, either directly or indirectly, much of our environmental business. Accordingly, a relaxation or repeal of these laws and regulations, or changes in governmental policies regarding the funding, implementation or enforcement of these programs, could result in a decline in demand for environmental services that may have a material effect on our revenues.

Our liability for damages due to legal proceedings may be significant. Our insurance may not be adequate to cover this risk.

      Various legal proceedings are pending against us and certain of our subsidiaries resulting from the ordinary course of business, which allege among other things, breaches of contract, failure to comply with environmental laws and regulations or negligence in connection with the performance of professional services. In some actions, parties are seeking damages, including punitive or treble damages, that may substantially exceed our insurance coverage or that are not insured. Our services may require us to make judgments and recommendations about environmental, structural and other physical conditions at project sites. If our judgments and recommendations are later found to be incomplete or incorrect, then we may be liable for the resulting damages. If we sustain damages that materially exceed our insurance coverage or that are not insured, there could be a material adverse effect on our liquidity, which could impair our operations.

A general decline in U.S. defense spending could harm our operations and adversely affect our future revenues.

      Revenues under contracts with the U.S. Department of Defense and other defense-related entities represented approximately 33% our total revenues for the first quarter ended January 31, 2004. While spending authorization for defense-related programs have increased significantly in recent years due to greater homeland security and foreign military commitments and a general outsourcing trend by the federal government to outsource government jobs to the private sector, these spending levels may not be sustainable, and future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. Therefore, a general decline in United States defense spending could harm our operations and adversely affect our future revenues.

Our overall market share will decline if we are unable to compete successfully in our industry.

      We operate in highly fragmented and competitive worldwide markets in our service areas. As a result, we compete with many domestic and international engineering and consulting firms. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we compete. In addition, some of our competitors have substantially more financial resources and/or financial flexibility than we do. Furthermore, the engineering design services market has been undergoing consolidation, particularly in the United States. If our competitors consolidate, they will likely increase their market share and gain economies of scale that enhance their ability to compete with us. These competitive forces could have a material adverse effect on our business, financial condition and results of operations by reducing our relative share in the markets we serve.

Because we rely heavily on our senior management, professional and technical staff, a failure to attract and retain key individuals could impair our ability to provide services to our clients and otherwise conduct our business effectively.

      As a professional and technical services company, we are labor intensive and therefore our ability to attract, retain and expand our senior management, professional and technical staff remains an important factor in determining our future success. From time to time it may be difficult to attract and retain qualified individuals with the expertise demanded by our clients. For example, some of our government contracts may require us to employ only individuals who have government security clearances. In addition, we rely heavily upon the expertise and leadership of our senior management. The failure to attract and retain key individuals could impair our ability to provide services to our clients and conduct our business effectively.

Our international operations are subject to a number of risks that could harm our operations and adversely affect our future revenues.

      As a multinational company, we have operations in over 20 countries and derived approximately 9% and 8% of our revenues from international operations for the first quarters of fiscal year 2004 and 2003, respectively. International business is subject to a variety of special risks, including:

•	greater risk of uncollectible accounts and longer collection cycles;

•	currency fluctuations;

•	logistical and communications challenges;

•	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

•	changes in labor conditions;

•	exposure to liability under the Foreign Corrupt Practices Act; and

•	general economic and political conditions in these foreign markets.

      These and other risks associated with international operations could harm our overall operations and adversely affect our future revenues. In addition, services billed through foreign subsidiaries are attributed to the international category of our business, regardless of where the services are performed and conversely, services billed through domestic operating subsidiaries are attributed to a domestic category of clients, regardless of where the services are performed. As a result, our exposure to international operations may be more or less than the percentage of revenue we attribute to the international category.

Our international operations may require our employees to travel to and work in high security risk countries, which may result in employee injury, repatriation costs or other unforeseen costs.

      As a multinational company, our employees often travel to and work in high security risk countries around the world that are undergoing political, social and economic upheavals resulting in war, civil unrest, criminal activity or acts of terrorism. As a result, we may be subject to costs related to employee injury, repatriation or other unforeseen costs in a high security risk country.

If we do not successfully integrate our new accounting and project management software systems, our cash flows may be impaired and we may incur further costs to integrate or upgrade our systems.

      We are continuing to integrate Enterprise One, our new company-wide accounting and project management software system. In the event we do not complete the project successfully, we may experience reduced cash flows due to an inability to issue invoices to our customers and collect cash in a timely manner. Our current consideration to integrate EG&G Division’s accounting systems with URS Division’s Enterprise One may further complicate implementation of the new system as it may require a system modification to support EG&G Division’s business requirements.

If our intangible assets become impaired, our earnings will be negatively impacted.

      Our balance sheet includes goodwill and other intangible assets, the values of which are material. If any of our intangible assets were to become impaired, we would be required to write-off the impaired amount. The write-off would negatively affect our earnings, but not our cash flows.

Negotiations with labor unions and possible work actions could divert management attention and disrupt operations, and new collective bargaining agreements or amendments to agreements could increase our labor costs and operating expenses.

      As of January 31, 2004, approximately 7% of our employees were covered by collective bargaining agreements. The outcome of any future negotiations relating to union representation or collective bargaining agreements may not be favorable to us. We may reach agreements in collective bargaining that increase our operating expenses and lower our net income as a result of higher wages or benefits. In addition, negotiations with unions could divert management attention and disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address the threat of union-initiated work actions, including strikes. Depending on the nature of the threat or the type and duration of any work action, these actions could disrupt our operations and adversely affect our operating results.

Failure to integrate acquired businesses or assets successfully will prevent us from achieving the anticipated cost savings and other benefits on which our decision to consummate any acquisition would have been based.

      We have completed five significant acquisitions since 1996 and we will continue to pursue growth through selective strategic acquisitions of businesses and assets. However, we will only achieve the efficiencies, cost reductions and other benefits, such as diversification of our current portfolio of clients and services, which we would expect to result from these acquisitions if we successfully integrate the operations and administrative, financial, technical and marketing organizations of acquired businesses as well as financial and management systems and controls. We may have insufficient management resources to accomplish integrations, and even if we are able to do so successfully, we may not realize the level of cost savings and other benefits that we expected to achieve.

      The integration of acquired operations with our own involves a number of risks, including:

•	the disruption of our business and the diversion of our management’s attention from other business concerns;

•	unanticipated expenses related to integration;

•	the potential failure to realize anticipated revenue opportunities associated with acquisitions;

•	the possible loss of our key professional employees or those of the acquired businesses;

•	the potential failure to replicate our operating efficiencies in the acquired businesses’ operations;

•	our increased complexity and diversity compared to our operations prior to an acquisition;

•	the possible negative reaction of clients to any acquisitions; and

•	unanticipated problems or legal liabilities, including responsibility as a successor-in-interest for undisclosed or contingent liabilities of acquired businesses or assets.

Delaware law and our charter documents and the change of control provisions of our outstanding notes may impede or discourage a takeover, which could cause the market price of our shares to decline.

      We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock and certain provisions of our certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock. In addition, if we undergo a change of control, we may be required to repurchase our 11 1/2% Senior Notes and our 12 1/4% Senior Subordinated Notes, in each case at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. This feature of some of our outstanding notes may also discourage a person or a group from attempting to acquire us.

Risks Related to Our Common Stock and this Offering

Ownership of our common stock is concentrated among stockholders who could act in concert to take actions that favor their own personal interests to the detriment of our interests and those of our other stockholders.

      As of March 24, 2004, our officers and directors and their affiliates beneficially owned approximately 25% of the outstanding shares of our common stock. Because of the concentrated ownership of our common stock, these stockholders may be able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may also have the effect of delaying, deferring or preventing a change in control.

Future sales of our common stock in the public market could lower our stock price.

      In the future, we or our stockholders may sell additional shares of our common stock in subsequent public offerings. We may also issue additional shares of our common stock to finance future acquisitions. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options that we granted to our employees to purchase shares of our common stock and also pursuant to a registration rights agreement with certain of our stockholders. We cannot predict the size of any future issuance of our common stock or the effect, dilutive or otherwise, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

The market price of our equity securities may be volatile.

      The market price of our publicly traded equity securities may change significantly in response to various factors and events, many of which are beyond our control, including the following:

•	the other risk factors described in this prospectus supplement;

•	quarterly fluctuations in our financial results, including revenue, profits and other measures of financial performance or financial condition;

•	announcements by us or our competitors of significant acquisitions;

•	changes in securities analysts’ estimates of our financial performance or the performance of our competitors or the financial performance of companies in our industry generally;

•	general conditions in our industry;

•	general conditions in the U.S. and/or world economy; and

•	general conditions in the securities markets.

      In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 17A of the Securities Act of 1933, as amended (the “Securities Act”), and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to the “safe harbor” created by those sections. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “opportunity,” “plans,” “potential,” “predicts,” “should,” or “will,” the negative of these words or words of similar import. The statements include, but are not limited to, statements relating to our operating performance, our claims and legal proceedings, our capital resources and our future growth opportunities. Discussions containing these forward-looking statements may be found, among other places, in the section entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, those listed in the section entitled “Risk Factors” above and the section entitled “Risk Factors” in the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus supplement or the accompanying prospectus or the date of documents incorporated by reference that include forward-looking statements.

USE OF PROCEEDS

      The net proceeds from this offering are estimated to be approximately $214.6 million assuming an offering price of $30.03 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds from this offering will be approximately $246.9 million. We intend to use $78.1 million of the net proceeds from this offering to redeem $70 million, which are eligible to be redeemed at our option prior to September 15, 2005, or 35% of the aggregate principal amount, of our 11 1/2% Senior Notes due 2009 (the “11 1/2% Notes”) at a redemption price equal to 111.5% of the principal amount. We intend to use the remaining balance of the net proceeds to redeem a portion of our 12 1/4% Senior Subordinated Notes due 2009 (the “12 1/4% Notes”), which are eligible to be redeemed at our option on or after May 1, 2004, at an initial redemption price equal to 106.125% of the principal amount.

PRICE RANGE OF COMMON STOCK

      The shares of our common stock are listed on the New York Stock Exchange and the Pacific Exchange under the symbol “URS”. At March 24, 2004, we had approximately 5,800 stockholders of record. The following table sets forth the high and low closing sale prices of our common stock as reported on the New York Stock Exchange Composite Tape for the period indicated.

	Market Price

	Low	High

Fiscal Period:
2002:
First Quarter	$23.40	$30.18
Second Quarter	28.65	34.25
Third Quarter	19.89	32.19
Fourth Quarter	15.19	25.25
2003:
First Quarter	10.89	21.20
Second Quarter	8.10	14.35
Third Quarter	14.15	21.79
Fourth Quarter	19.00	23.38
2004:
First Quarter	21.87	28.07
Second Quarter (through March 30, 2004)	27.25	30.72

DIVIDEND POLICY

      We have not paid cash dividends since 1986 and, at the present time, we do not anticipate paying dividends on our outstanding common stock in the near future. In addition, we are precluded from paying dividends on our outstanding common stock pursuant to our senior secured credit facility. The indentures governing our 11 1/2% Notes and our 12 1/4% Notes restrict our ability to pay dividends. See Note 6 to our consolidated financial statements on page F-25 for more information relating to our senior secured credit facility and these indentures.

CAPITALIZATION

      The following table sets forth, as of January 31, 2004, our capitalization:

•	on an actual basis; and

•	on an as-adjusted basis to reflect the sale of 7,500,000 shares of common stock offered by us in this offering and the application of the net proceeds therefrom to redeem 35% of the aggregate principal amount of our 11 1/2% Notes and a portion of our 12 1/4% Notes. See “Use of Proceeds.”

      This table should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, and other financial information and statistical data included elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference.

	As of January 31, 2004

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$5,646	$5,646

Debt:
Senior Secured Credit Facility:
Term Loan A	87,424	87,424
Term Loan B	256,384	256,384
Line of Credit	6,157	6,157
11 1/2% Notes(1)	196,224	127,546
12 1/4% Notes	200,000	71,341
6 1/2% convertible subordinated debentures(1)	1,778	1,778
Capital lease obligations	38,345	38,345
Other	11,213	11,213

Total debt	797,525	600,188

Stockholders’ equity:
Common stock, par value $0.01 per share:
100,000,000 shares authorized; 34,364,000 shares issued and 34,312,100 shares outstanding, actual; 41,864,000 shares issued and 41,812,100 shares outstanding, as adjusted	343	418
Treasury stock, 51,900 shares at cost	(287)	(287)
Preferred stock, par value $0.01 per share:
3,000,000 shares authorized and no shares issued and outstanding	—	—
Additional paid-in capital	499,931	714,446
Accumulated other comprehensive income	2,003	2,003
Retained earnings(2)	286,683	272,418

Total stockholders’ equity	788,673	988,998

Total capitalization	$1,586,198	$1,589,186

(1)	Amounts shown in the actual column are net of the remaining original issue discounts of $3.8 million and $20,000 for our 11 1/2% Notes and our 6 1/2% convertible subordinated debentures, respectively. Amounts shown in the as-adjusted column are net of the remaining original issue discounts of $2.5 million and $20,000 for our 11 1/2% Notes and our 6 1/2% convertible subordinated debentures, respectively.

(2)	As-adjusted column reflects payment of redemption premiums on our 11 1/2% Notes and 12 1/4% Notes and the associated write-off of debt issue costs and prepaid financing fees, net of tax benefits.

SELECTED FINANCIAL INFORMATION

      The selected financial information presented below as of and for (i) each of the fiscal years in the five-year period ended October 31, 2003 is derived from our audited consolidated financial statements and (ii) each of the three months ended January 31, 2004 and 2003 is derived from our unaudited consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our unaudited consolidated financial statements. The three-month results are not necessarily indicative of the results that may be expected for the full fiscal year. The selected financial information reflects the June 1999 acquisition of Dames & Moore Group and the 2002 acquisition of EG&G, both of which were accounted for under the purchase accounting method. Our selected financial information should be read in conjunction with the other information contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto, and other financial and statistical data included elsewhere in, or incorporated by reference into, this prospectus supplement and accompanying prospectus.

						Three Months Ended
	Years Ended October 31,					January 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$1,418,522	$2,205,578	$2,319,350	$2,427,827	$3,186,714	$758,033	$771,727
Direct operating expenses	854,520	1,345,068	1,393,818	1,489,386	2,005,339	483,597	487,513

Gross profit	564,002	860,510	925,532	938,441	1,181,375	274,436	284,214
Indirect, general and administrative expenses	463,132	697,051	755,791	791,625	1,000,970	243,246	250,854

Income from operations	100,870	163,459	169,741	146,816	180,405	31,190	33,360
Interest expense, net	34,589	71,861	65,589	55,705	83,571	21,280	19,063

Income before taxes	66,281	91,598	104,152	91,111	96,834	9,910	14,297
Income tax expense	29,700	41,700	46,300	35,940	38,730	3,960	5,720

Net income	36,581	49,898	57,852	55,171	58,104	5,950	8,577
Preferred stock dividend	3,333	8,337	9,229	5,939	—	—	—

Net income available for common stockholders	33,248	41,561	48,623	49,232	58,104	5,950	8,577
Other comprehensive income (loss):
Foreign currency translation adjustments	197	(2,609)	(1,550)	(1,170)	4,226	2,325	2,909

Comprehensive income	$33,445	$38,952	$47,073	$48,062	$62,330	$8,275	$11,486

Net income per common share:
Basic	$2.14	$2.55	$2.79	$2.18	$1.78	$.18	$.25

Diluted	$1.98	$2.27	$2.41	$2.03	$1.76	$.18	$.24

Weighted average shares outstanding:
Basic	15,499	16,272	17,444	22,554	32,688	32,324	33,836

Diluted	18,484	22,020	23,962	27,138	33,041	32,574	35,012

						Three Months Ended
	Years Ended October 31,					January 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands, except per share data)
Other Data:
Depreciation and amortization	$32,177	$41,829	$42,143	$32,799	$42,349	$11,497	$10,453
Capital expenditures	20,248	15,885	19,778	52,458	16,607	3,169	4,484
Backlog (at end of period, unaudited)	1,260,000	1,656,500	1,684,100	2,828,400	3,661,800	2,920,700	3,681,600
Cash Flow Data:
Net cash provided by operating activities	$8,753	$11,024	$47,050	$87,572	$164,501	$10,473	$4,928
Net cash provided by (used in) investing activities	(336,415)	9,469	(16,248)	(387,158)	(16,607)	(3,169)	(4,484)
Net cash provided by (used in) financing activities	336,820	(42,487)	(31,097)	286,160	(142,358)	(7,432)	(10,306)
Balance Sheet Data (at end of period):
Working capital	$366,125	$394,560	$427,417	$473,149	$447,630	$454,635	$456,061
Accounts receivable, net	665,961	709,005	745,179	940,216	886,167	925,311	878,496
Total assets	1,444,525	1,427,134	1,463,376	2,229,092	2,167,612	2,214,796	2,158,275
Total debt	688,380	648,351	631,129	955,563	812,593	949,629	797,525
Preferred stock	103,333	111,013	120,099	46,733	—	—	—
Total stockholders’ equity	207,169	257,794	322,502	633,852	765,073	695,488	788,673

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus supplement. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus supplement, particularly in the “Risk Factors” section above and in the accompanying prospectus.

OVERVIEW

      We are one of the largest engineering design services firms worldwide and one of the nation’s leading U.S. federal government contractors for operations and maintenance services. Our business focuses primarily on providing fee-based professional and technical services in the engineering and construction services market, although we perform some limited construction work. As a service company, we are labor and not capital intensive. Our income derives from our ability to generate revenues and collect cash for our employees’ time in excess of our direct operating costs and indirect, general and administrative (“IG&A”) expenses.

      Our business operations are affected by general economic conditions, government budget appropriations, competition and our ability to identify and capture opportunities in the markets we serve. Over the past several years, we have grown our business organically and through acquisitions, which has enabled us to expand and diversify our client base and service offerings and the markets we serve.

      On a macroeconomic level, the economic and industry-wide factors that positively affect our revenues include population growth, an aging federal work force, the outsourcing of non-military functions by the Department of Defense, an emphasis on greater national security, an emphasis on protecting the environment, an emphasis on improving and building the nation’s infrastructure and a trend towards the use of Master Service Agreements (“MSAs”) (executed contracts with pre-determined terms and conditions that require the issuance of work orders), by our private industry clients. The primary factors negatively affecting our revenues include the continued effects of the economic downturn, including state and local government budget shortfalls, excess industrial capacity and pricing pressure from our private industry clients. Economic and industry factors specifically affecting our costs include increases in employee benefits expenditures due to economy-wide increases in health care costs, leasing and rental expenses, insurance costs driven by losses incurred by insurers, and regulatory compliance costs and legal expenses primarily due to the implementation of the Sarbanes-Oxley Act of 2002 as well as other government regulations.

      On a company-specific level, our revenues are driven by our ability to identify growth opportunities, reallocate our labor resources to profitable markets, secure new contracts, renew existing client agreements and provide outstanding services. Moreover, as a professional services company, the quality of our employees is integral to our revenue generation.

      Our direct operating costs are driven primarily by the compensation and benefits we pay to our employees who work directly on our projects, the cost of hiring subcontractors and other expenses associated with specific projects, such as materials and incidental expenditures. IG&A expenses are driven by salaries and benefits for management, administrative, and marketing and sales personnel, bid and proposal costs, occupancy and related overhead costs.

      We strive to anticipate changes in the demand for our services and aggressively manage our labor force appropriately. Through our intense budgeting process, all levels of management participate in the planning, reviewing and managing of our business plans. This process allows us to adjust our cost structures to changing market needs, competitive landscapes and economic factors. Our emphasis on cost control helps us manage our margins even if revenues do not grow at the rate we anticipate.

      As discussed below under “Results of Operations,” our consolidated revenues for the first quarter of fiscal 2004 were $772 million, an increase of $14 million, or 1.8%, over the amount we reported for the same period of fiscal year 2003, primarily as a result of increases in our services to federal government clients, offset by a decrease in revenues from our private industry clients. Our consolidated revenues for fiscal 2003 were $3,187 million, an increase of $759 million, or 31.3%, over the amount we reported for fiscal year 2002, primarily due to the inclusion of the results of our EG&G Division that we acquired in August 2002 for the full fiscal year 2003 compared to only 10 weeks of fiscal year 2002.

      Revenues from our federal government clients were approximately $356 million for the first quarter of fiscal year 2004, an increase of $24 million or 7% compared with approximately $332 million for the same period last year. This increase was driven by our growth in the defense and homeland security, operations and maintenance, and environmental and facilities projects. Revenues from our federal government clients were approximately $1,369 million for fiscal year 2003, compared with approximately $600 million for fiscal year 2002. Of the $769 million increase in revenues from our federal government sources, approximately $723 million was due to the inclusion of a full year of EG&G results in fiscal year 2003 compared to only 10 weeks in fiscal year 2002. The remaining increase was driven by our growth in the defense, homeland security, operations and maintenance, environmental services and research, development, test and evaluation areas. We continue to expect revenue growth of approximately 5%-7% from our federal government clients in fiscal year 2004 based on growth trends in defense spending, the homeland security market, and federal environmental and facilities projects. In particular, we believe that our strong relationships with the agencies under the Department of Homeland Security and our expanded defense-related capabilities resulting from the acquisition of EG&G will allow us to capitalize on growth trends in those markets.

      Revenues from our state and local government clients were approximately $150 million for the first quarter of both fiscal year 2004 and 2003. Revenues from our state and local government clients were approximately $691 million for fiscal year 2003, compared with approximately $704 million for fiscal year 2002. While we do not expect significant growth in the state and local government market in the near future, revenues for the first quarter of fiscal year 2004 show that this market continues to stabilize. State tax revenues have stabilized, and states continue to find innovative ways to fund infrastructure projects. In addition, we are benefiting from our successful shifting of resources away from surface transportation projects to other portions of the state and local government market where funding is more stable or growing. However, many of the budget challenges underlying our state and local government market remain. Several states are delaying the planning, design and construction of some transportation projects. We continue to expect flat to modest revenue growth of up to approximately 5% from our state and local government clients for fiscal year 2004, based on a continuation of the trends identified above.

      Revenues from our domestic private industry clients were approximately $195 million for the first quarter of fiscal year 2004, a decrease of $21 million or 10%, compared with approximately $216 million for the same period last year. Revenues from our domestic private industry clients were approximately $872 million for fiscal year 2003, compared with approximately $910 million for fiscal year 2002. Revenues from our domestic private industry clients continue to be affected by reduced levels of capital spending and cost-cutting measures by these clients, and the consequential pressures exerted by these clients on our margins. These downward trends were partially offset by increases in revenues generated by the power sector and increased activity under our growing number of MSAs. Revenues from our domestic private industry clients were affected more by seasonality in the first quarter of fiscal year 2004 than in prior years due to the November and December holidays falling in the middle of the week. We continue to expect revenues from our private domestic industry clients to be flat during fiscal year 2004, based on a continuation of the trends identified above.

      Revenues from our international clients were approximately $71 million for the first quarter of fiscal year 2004, an increase of $11 million or 18%, compared with approximately $60 million for the same period last year. Revenues from our international clients were approximately $255 million for fiscal year 2003, compared with approximately $214 million for fiscal year 2002. These increases were primarily due to the effect of foreign currency exchange fluctuations and, to a lesser extent, the growth in our surface transportation, power and oil and gas business in the Asia/ Pacific region for the first quarter of fiscal year 2004 and our transportation business in the UK for fiscal year 2003. We continue to expect revenues from our international clients to be flat during fiscal year 2004.

      As discussed below under “— Liquidity and Capital Resources,” management continues to emphasize generating positive cash flows from operations, repaying our debt and strengthening our balance sheet. Consistent with our strategy, we reduced our debt by $15 million in the first quarter of fiscal year 2004, which reduced our total debt to capitalization ratio (total debt divided by the sum of total debt plus preferred stock plus total stockholders’ equity) from 52% at October 31, 2003 to approximately 50% at January 31, 2004. (See “Consolidated Statements of Cash Flows” on page F-6). We believe continued operating cash flow generation will enable us to pay down additional debt in excess of scheduled amounts during the next 12 months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in the application of certain accounting policies that affect amounts reported in our consolidated financial statements and related footnotes. In preparing these consolidated financial statements, we have made our best estimates and judgments of certain amounts included in our consolidated financial statements, giving consideration to materiality. Historically, our estimates have not materially differed from actual results. Application of these accounting policies, however, involves the exercise of judgment and the use of assumptions as to future uncertainties. Consequently, actual results could differ from our estimates.

      The accounting policies that we believe are most critical to an investor’s understanding of our financial results and condition and require complex management judgment are discussed below. See Note 1, “Accounting Policies,” to our consolidated financial statements on page F-7 for more information on our other accounting policies.

Revenue Recognition

      Our revenues arise primarily from the professional and technical services performed by our employees or, in certain cases, by subcontractors we engage to perform on our behalf, under contracts we enter into with our clients. The revenues we recognize, therefore, are derived from our ability to charge our clients for those services under our contracts.

      We enter into three major types of contracts: “cost-plus contracts,” “fixed-price contracts” and “time-and-materials contracts.” Within each of the major contract types are variations on the basic contract mechanism. Fixed-price contracts generally present us with the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present us with lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates. See Note 1, “Accounting Policies” to our consolidated financial statements on page F-7 for more information on our revenue recognition on contract types.

      At January 31, 2004, we had over 12,000 active projects, none of which represented more than 4% of our total revenues for the first quarter ended January 31, 2004. If our estimate of costs at completion on any contract indicates that a loss will be incurred, we charge the entire estimated loss to operations in the period the loss becomes evident.

      We account for our professional planning, design and various other types of engineering projects, including systems engineering and program and construction management contracts, on the “percentage-of-completion” method, wherein revenue is recognized as project progress occurs. Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance, evenly over the period or over units of production.

      Most of our percentage-of-completion projects follow the “cost-to-cost” method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The process of estimating costs on engineering and construction projects combines professional engineering, cost estimating, pricing and accounting skills. The recognition of revenues and profit is dependent upon the accuracy of a variety of estimates, including engineering progress, materials quantities, achievement of milestones and other incentives, penalty provisions, labor productivity and cost estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

      For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For instance, in a project where a large amount of permanent materials are purchased, including the costs of these materials in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours for measuring progress on the project and recognize revenue accordingly.

      We have a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on our long-term engineering and construction contracts. However, due to uncertainties inherent in the estimation process, it is possible that our completion costs may vary from our estimates.

      Once contract performance is underway, we may experience changes in conditions, client requirements, specifications, designs, materials and expectations regarding the period of performance. Such changes may be initiated by us or by our clients. The majority of such changes present little or no financial risk to us. Generally, a “change order” will be negotiated between our client and ourselves to reflect how the change is to be resolved and who is responsible for the financial impact of the change. Occasionally, however, disagreements can arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and, therefore, revenues. When the change becomes a point of dispute between our client and us, we then consider it as a claim.

      Costs related to change orders and claims are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value that can be reliably estimated. Claims are included in total estimated contract revenues only to the extent that contract costs related to the claims have been incurred and when it is probable that the claim will result in a bona fide addition to contract value that can be reliably estimated. No profit is recognized on claims until final settlement occurs. This can lead to a situation where costs are recognized in one period and revenues are recognized in a subsequent period when client agreement is obtained or claims resolution occurs. See Note 1, “Accounting Policies,” to our consolidated financial statements on page F-7 for more information on change orders and claims.

Goodwill

      Since our adoption of Statement of Financial Accounting Standards No. 142 (“SFAS 142”) on November 1, 2001, we no longer amortize goodwill. SFAS 142 requires goodwill and other intangible assets to be tested for impairment at least annually. Accordingly, we have completed our annual review of the recoverability of goodwill as of October 31, 2003, which indicated that we had no impairment of goodwill. We believe the following methodology we use in testing impairment of goodwill, which includes significant judgments and estimates, provides us with a reasonable basis in determining whether an impairment charge should be taken.

      We regularly evaluate whether events and circumstances have occurred which may indicate a possible impairment of goodwill. In evaluating whether there is an impairment of goodwill, we calculate the estimated fair value of our company considering the average closing sales price of our common stock, interest-bearing obligations and projected discounted cash flows as of the date we perform the impairment tests. We allocate a portion of the total fair value to different reporting units(1) based on discounted cash flows. We then compare the resulting fair values by reporting units1 to the respective net book values, including goodwill. If the net book value of a reporting unit exceeds its fair value, we measure the amount of the impairment loss by comparing the implied fair value (which is a reasonable estimate of the value of goodwill for the purpose of measuring an impairment loss) of the reporting unit’s goodwill to the carrying amount of that goodwill. To the extent that the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, we recognize a goodwill impairment loss at that time. In evaluating whether there was an impairment of goodwill, we also take into consideration changes in our business mix and changes in our discounted cash flows, in addition to our average closing stock price. We do not believe any events have occurred during the first quarter of fiscal year 2004 that would cause an impairment of goodwill.

Allowance for Uncollectible Accounts Receivable

      We reduce our accounts receivable and accrued earnings in excess of billings on contracts in process by an allowance for amounts that may become uncollectible in the future. We determine our estimated allowance for uncollectible amounts based on management’s evaluation of the financial condition of our clients. We regularly evaluate the adequacy of the allowance for uncollectible amounts by taking into consideration factors such as:

•	the type of client — governmental agencies or private sector client; and

•	current economic conditions that may affect a client’s ability to pay.

      In addition to the above factors, we also evaluate the collectibility of accounts receivable in dispute with clients regarding the adequacy of services performed or products delivered.

ADOPTED AND RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

      In January 2003, the Financial Accounting Standards Board, or FASB, issued Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires a variable interest entity (“VIE”) to be consolidated by a company that is considered to be the primary beneficiary of that VIE. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”), to address certain FIN 46 implementation issues.

1)	Non-Special purpose entities (“SPEs”) created prior to February 1, 2003. We are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. While not required, we could elect to adopt FIN 46 or FIN 46-R for these non-SPEs as of the end of the first interim or annual reporting period ending after December 15, 2003. In general, we account for these investments in accordance with Emerging Issues Task Force Issue 00-01, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.” While we form joint ventures with third parties, which we may or may not control, in order to jointly bid, negotiate and execute projects, we currently do not have any VIEs. If we determine that any of these joint ventures require consolidation under FIN 46-R, it could have a material impact on revenues and costs, but not net income, in our consolidated financial statements for interim or annual periods in filings subsequent to January 31, 2004.

2)	All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. We are required to apply the provisions of FIN 46 unless we elect to early adopt the provisions of FIN 46-R as of the first interim or annual reporting period ending after December 15, 2003. If we do not elect to early adopt FIN 46-R, then we are required to apply FIN 46-R to these entities as of the end of the first interim or annual reporting period ending after March 15, 2004. We have not entered into any material joint venture or partnership agreements subsequent to January 31, 2003 and we did not enter into any such

(1)	A reporting unit, as defined in SFAS 142, is an operating segment or a component of a segment where (a) the component constitutes a business for which discrete financial information is available, and (b) management regularly reviews the operating results of that component.

material agreements during our first interim period ended January 31, 2004. If we enter into any significant joint venture and partnership agreements in the future that would require consolidation under FIN 46 or FIN 46-R, it could have a material impact on our consolidated financial statements.

      In December of 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised) (“Revised SFAS 132”), “Employer’s Disclosure about Pensions and Other Postretirement Benefits.” Revised SFAS 132 retains disclosure requirements in original SFAS 132 and requires additional disclosures relating to assets, obligations, cash flows and net periodic benefit cost. Revised SFAS 132 is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. Revised SFAS 132 will impact the disclosures in financial statements beginning in our second quarter of the fiscal year ending October 31, 2004.

      On December 17, 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition,” which supercedes SAB 101, “Revenue Recognition” in financial statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the “FAQ”) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. SAB 104 applies to our service related contracts. We do not have any material multiple element arrangements and thus SAB 104 does not impact our consolidated financial statements nor is adoption of SAB 104 considered a change in accounting principle.

      On January 12, 2004, FASB issued FASB Staff Position No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”). FSP 106-1 permits employers that sponsor post-retirement benefit plans (plan sponsors) that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). Without FSP 106-1, plan sponsors would be required under Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“SFAS 106”), to account for the effects of the Act in the fiscal period that includes December 8, 2003, the date the President signed the Act into law. We have elected to make this deferral, which will remain in effect until the earlier of (a) the issuance of guidance by the FASB on how to account for the federal subsidy to be provided to plan sponsors under the Act, or (b) the remeasurement of plan assets and obligations subsequent to January 31, 2004. Our measures of accumulated post-retirement benefit obligations and net periodic post-retirement benefit cost which are included in our consolidated financial statements do not reflect the effects of the Act on our post-retirement medical plans. Final guidance on this deferral could require us to change previously reported information.

RESULTS OF OPERATIONS

First Quarter Ended January 31, 2004 Compared with January 31, 2003

Consolidated

	Three Months Ended
	January 31,

	2004	2003

	(In millions, except
	per share data)
Revenues	$771.7	$758.0
Direct operating expenses	487.5	483.6

Gross profit	284.2	274.4

Indirect expenses:
Indirect, general and administrative	250.8	243.2
Interest expense, net	19.1	21.3

	269.9	264.5

Income before taxes	14.3	9.9
Income tax expense	5.7	3.9

Net income	$8.6	$6.0

Diluted net income per common share	$.24	$.18

      Our consolidated revenues were $771.7 million for the quarter ended January 31, 2004, an increase of $13.7 million, or 1.8%, over the amount we reported for the same period last year. The increase in revenues was due to increases in our services to federal government clients. This increase was partially offset by a decrease in revenues from our private industry clients, as discussed in the “Overview” section above.

      Our consolidated direct operating expenses for the quarter ended January 31, 2004, which consist of direct labor, subcontractor costs and other direct expenses, increased by $3.9 million over the amount we reported for the same period last year. This increase was mainly due to the revenue activities discussed in the preceding paragraph and in the “Overview” section above.

      Our consolidated gross profit was $284.2 million for the quarter ended January 31, 2004, an increase of $9.8 million, or 3.6%, over the amount we reported for the same period last year. The increase in gross profit was primarily attributable to the factors that drove net revenue growth, as discussed in the “Overview” section above.

      Our consolidated IG&A expenses for the quarter ended January 31, 2004 increased by $7.6 million, or 3.1%, over the amount we reported for the same period last year. The increase in IG&A expenses was due to $5.7 million in employee benefit cost increases resulting primarily from increased health-care costs, $1.9 million in sales and business development expenses resulting from increased sales and proposal activities and a $2.8 million increase in bad debt expenses. These increases were offset by several items, primarily a $4.1 million decrease in indirect labor resulting from an increase in labor utilization, as our employees performed more project-related work.

      Our consolidated net interest expense for the quarter ended January 31, 2004 decreased by $2.2 million due to repayments of our long-term debt.

      Our consolidated earnings before income taxes were $14.3 million for the quarter ended January 31, 2004, compared to $9.9 million for the same period last year. Our effective income tax rates for the quarters ended January 31, 2004 and 2003 were 39.9% and 39.4%, respectively.

      We reported net income of $8.6 million, or $0.24 per share on a diluted basis, for the quarter ended January 31, 2004, compared with $6 million, or $0.18 per share on a diluted basis, for the same period last year.

Reporting Segments

		Direct		Indirect,
		Operating	Gross	General and
	Revenues	Expenses	Profit	Administrative

	(In millions)
Three Months Ended January 31, 2004
URS Division	$527.5	$314.8	$212.7	$181.9
EG&G Division	244.3	172.8	71.5	60.7
Eliminations	(0.1)	(0.1)	—	—

	771.7	487.5	284.2	242.6
Corporate	—	—	—	8.3

Total	$771.7	$487.5	$284.2	$250.9

Three Months Ended January 31, 2003
URS Division	$536.1	$325.3	$210.8	$178.0
EG&G Division	221.9	158.3	63.6	54.5
Corporate	—	—	—	10.8

Total	$758.0	$483.6	$274.4	$243.3

URS Division

      URS Division’s revenues were $527.5 million for the quarter ended January 31, 2004, a decrease of $8.6 million, or 1.6%, from the amount we reported in the same period last year. This decrease was mainly due to decreases in revenues from our private industry clients, partially offset by the revenue growth from our federal government clients, the effect of foreign currency exchange fluctuations and small revenue growth from our international businesses, as discussed in the “Overview” section above.

      URS Division’s direct operating expenses for the first quarter of fiscal year 2004 decreased by $10.5 million, or 3.2%, from the amount we reported in the same period last year. This decrease tracked with the factors affecting our revenues as a result of the items discussed in the “Overview” section above.

      URS Division’s gross profit was $212.7 million for the first quarter of fiscal year 2004, an increase of $1.9 million, or 0.9%, over the amount we reported for the same period last year. The increase was primarily a result of an increase in our labor utilization and a decrease in other direct costs as a percentage of revenues.

      URS Division’s IG&A expenses for the first quarter of fiscal year 2004 increased by $3.9 million, or 2.2%, over the amount we reported for the same period last year. This increase was due to $3.1 million in employee benefit cost increases resulting primarily from increased health care costs, $2.1 million in sales and business development expenses resulting from increased sales and proposal activities and a $2.8 million increase in bad debt expenses. These increases were offset by several items, primarily a $2.8 million decrease in indirect labor resulting from an increase in labor utilization, as our employees performed more project-related work.

          EG&G Division

      EG&G Division’s revenues were $244.3 million for the first quarter of fiscal year 2004, an increase of $22.4 million, or 10%, over the amount we reported for the same period last year. This increase was due to increased revenues from the growing defense and homeland security and operations and maintenance markets, as discussed in the “Overview” section above.

      EG&G Division’s direct operating expenses for the first quarter of fiscal year 2004 increased by $14.5 million, or 9.2%, over the amount we reported for the same period last year. The increase tracked with the factors affecting our revenues, as discussed in the “Overview” section above.

      EG&G Division’s gross profit was $71.5 million for the first quarter of fiscal year 2004, an increase of $7.9 million, or 12.4%, over the amount we reported for the same period last year. The increase in gross profit was due to net revenue growth from our federal clients, as discussed in the “Overview” section above.

      EG&G Division’s IG&A expenses for the first quarter of fiscal year 2004 increased by $6.2 million, or 11.4%, over the amount we reported for the same period last year. The increase in IG&A expenses was primarily attributable to a $5.1 million increase in employee benefits as a result of increases in the EG&G Division’s labor base and health-care costs.

     Consolidated

	Years Ended October 31,

	2003	2002	2001

	(In millions, except per share data)
Revenues	$3,186.7	$2,427.8	$2,319.3
Direct operating expenses	2,005.3	1,489.4	1,393.8

Gross profit	1,181.4	938.4	925.5

Indirect expenses:
Indirect, general and administrative	1,001.0	791.6	755.8
Interest expense, net	83.6	55.7	65.6

	1,084.6	847.3	821.4

Income before taxes	96.8	91.1	104.1
Income tax expense	38.7	36.0	46.3

Net income	58.1	55.1	57.8
Preferred stock dividend	—	5.9	9.2

Net income available for common stockholders	$58.1	$49.2	$48.6

Diluted net income per common share	$1.76	$2.03	$2.41

Fiscal Year 2003 Compared with Fiscal Year 2002

      Our consolidated revenues were $3,186.7 million for the fiscal year ended October 31, 2003, an increase of $758.9 million, or 31.3%, over the amount we reported for the same period last year. $741.2 million of the increase in our revenues was due to the inclusion of EG&G results for a full year in fiscal year 2003 compared to only 10 weeks for fiscal year 2002. The remaining increase was attributable to revenue growth from our federal government clients. This increase was offset by a decrease in revenues from our state and local government clients and private industry clients, as discussed in the “Overview” section above.

      Our consolidated direct operating expenses for the fiscal year ended October 31, 2003, which consisted of direct labor, subcontractor costs and other direct expenses, increased by $515.9 million, or 34.6%, over the amount we reported for the same period last year. $507.1 million of the increase was due to the inclusion of a full year of EG&G direct operating expenses in fiscal year 2003 compared to only 10 weeks in fiscal year 2002. The remaining increase was attributable to increased costs associated with the increased revenues from our federal government clients, offset by decreased costs incurred from projects for our state and local government and private industry clients, as discussed in the “Overview” section above.

      Our consolidated gross profit was $1,181.4 million for the fiscal year ended October 31, 2003, an increase of $243 million, or 25.9%, over the amount we reported for the same period last year. $234.1 million of the increase in gross profit was due to the inclusion of a full year of EG&G gross profit in fiscal year 2003 compared to only 10 weeks in fiscal year 2002. The remaining increase was mainly attributable to the increased gross profit from our federal government clients, offset by a decrease in gross profit from our state and local and private industry clients, as discussed in the “Overview” section above. Gross margin percentage, however, fell from 38.7% to

37.1%. The primary cause of this margin percentage shrinkage is the change of revenue mix, which incorporates the generally lower profit margins on our EG&G Division’s contracts.

      Our consolidated IG&A expenses for the fiscal year ended October 31, 2003 increased by $209.4 million, or 26.5%, over the amount we reported for the same period last year. $193.8 million of the increase in IG&A expenses was a result of the inclusion of a full year of EG&G’s IG&A expenses in fiscal year 2003 compared to only 10 weeks of expenses in fiscal year 2002. The remaining $15.6 million increase in IG&A expenses was due to increases of $30.9 million in benefits, legal, consulting fees and temporary labor, rental, bad debt and insurance expenses, amortization of purchased intangible assets and depreciation and amortization expense as a result of the implementation of our new enterprise resource program (“ERP”) (see “— Liquidity and Capital Resources; Financing Activities; Enterprise Resource Program”). These increases were offset by $15.3 million of decreases in indirect labor, sales and business development, utilities, loss on extinguishment of debt and travel expenses. The conversion of our Series D Preferred Stock into common stock constituted a change in control as defined under the terms of our employment arrangements with some executives resulting in the accelerated vesting of restricted common stock previously granted, which increased benefit expenses by $2.5 million.

      Our consolidated net interest expense for the fiscal year ended October 31, 2003 increased by $27.9 million due to the additional indebtedness incurred with the EG&G acquisition.

      Our consolidated earnings before income taxes were $96.8 million for the fiscal year ended October 31, 2003 compared to $91.1 million for the same period last year. Our effective income tax rates for the fiscal years ended October 31, 2003 and 2002 were 40% and 39.5%, respectively.

Fiscal Year 2002 Compared with Fiscal Year 2001

      Our consolidated revenues were $2,427.8 million for the fiscal year ended October 31, 2002, an increase of $108.5 million, or 4.7%, over the amount we reported in fiscal 2001. The increase in revenues was due to the acquisition of EG&G, which provided an additional $186.4 million in revenues. This increase was offset by a decrease in revenues from our state and local government clients as a result of their significant reduction in spending.

      Our consolidated direct operating expenses for the fiscal year ended October 31, 2002 increased by $95.6 million, or 6.9%, over the amount we reported in fiscal 2001, primarily as a result of the acquisition of EG&G, which increased direct operating expenses by $144 million, and as a result of the recognition of $4 million in cost overruns on a highway transportation project. This increase was offset by a decrease in direct operating expenses resulting from a decreased level of services provided to our state and local government clients.

      Our consolidated gross profit was $938.4 million for the fiscal year ended October 31, 2002, an increase of $12.9 million, or 1.4%, over the amount we reported in fiscal 2001. $42.4 million of the increase in gross profit was primarily due to the acquisition of EG&G. This increase was offset by a decrease in revenues from our state and local government clients as a result of their significant reduction in current spending.

      Our consolidated IG&A expenses for the fiscal year ended October 31, 2002 increased by $35.8 million, or 4.7%, over the amount we reported in fiscal 2001. The increase in IG&A expenses was primarily due to the addition of $34.9 million of expenses attributable to EG&G. The remaining $0.9 million of the total increase in IG&A expenses was due to increases in marketing and business development expenses, indirect labor, benefits, rental expense and $7.6 million of loss on extinguishment of debt, offset by a decrease in amortization expense of $8.7 million as a result of our adoption of SFAS 142 and a decrease in external services and travel expenses.

      Our consolidated net interest expense for the fiscal year ended October 31, 2002 decreased by $9.9 million due to repayments of our long-term debt and decreases in interest rates.

      Our consolidated earnings before income taxes were $91.1 million for the fiscal year ended October 31, 2002, compared to $104.2 million for the same period in fiscal 2001. Our effective income tax rates for the fiscal years ended October 31, 2002 and 2001 were 39.5% and 44.5%, respectively. The decrease in effective income tax rates was primarily due to the implementation of SFAS 142, which eliminated the requirement to amortize goodwill, and to the recognition of certain state income tax credits.

     Reporting Segments

		Direct		Indirect,	Interest
		Operating	Gross	General and	Expense,
	Revenues	Expenses	Profit	Administrative	Net

	(In millions)
Year Ended October 31, 2003
URS Division	$2,259.1	$1,354.2	$904.9	$739.0	$3.5
EG&G Division	927.6	651.1	276.5	228.7	—
Corporate	—	—	—	33.3	80.1

Total	$3,186.7	$2,005.3	$1,181.4	$1,001.0	$83.6

Year Ended October 31, 2002
URS Division	$2,241.4	$1,345.4	$896.0	$726.7	$2.5
EG&G Division	186.4	144.0	42.4	34.9	—
Corporate	—	—	—	30.0	53.2

Total	$2,427.8	$1,489.4	$938.4	$791.6	$55.7

Year Ended October 31, 2001
URS Division	$2,319.3	$1,393.8	$925.5	$732.0	$1.1
Corporate	—	—	—	23.8	64.5

Total	$2,319.3	$1,393.8	$925.5	$755.8	$65.6

Fiscal Year 2003 Compared with Fiscal Year 2002

URS Division

      URS Division’s revenues were $2,259.1 million for the fiscal year ended October 31, 2003, an increase of $17.7 million, or 0.8%, over the amount we reported in fiscal 2002. This increase was mainly due to revenue growth from our federal government clients, the effect of foreign currency exchange fluctuations and small revenue growth from our transportation business in the United Kingdom. The effect of revenue growth from the factors previously described was mostly offset by a decrease in revenues from our state and local government and private industry clients, as discussed in the “Overview” section above.

      URS Division’s direct operating expenses for the fiscal year ended October 31, 2003 increased by $8.8 million over the amount we reported in fiscal 2002. This increase was mainly due to increases in our revenues as a result of the factors discussed above.

      URS Division’s gross profit was $904.9 million for the fiscal year ended October 31, 2003, an increase of $8.9 million over the amount we reported in fiscal 2002. The increase was attributable to the factors that drove net revenue growth, as previously described.

      URS Division’s IG&A expenses for the fiscal year ended October 31, 2003 increased by $12.3 million, or 1.7%, over the amount we reported in fiscal 2002. An increase of $23.1 million was mainly attributed to increases in depreciation and amortization expense as a result of the implementation of our new ERP, as well as increases in benefits, consulting fees, temporary labor, rent, legal, insurance, and bad debt expenses. These increases were offset by $10.8 million of decreases in indirect labor, sales and business development, utilities and travel expenses.

      URS Division’s net interest expense for the fiscal year ended October 31, 2003 increased by $1 million due to the additional capital lease obligations and indebtedness incurred with the implementation of our new ERP.

          EG&G Division

      EG&G Division’s revenues were $927.6 million for the fiscal year ended October 31, 2003, an increase of $741.2 million, or 397.6%, over the amount we reported in fiscal 2002. This increase was due to the inclusion of a full year of EG&G results in fiscal 2003, compared to only 10 weeks in the prior fiscal year.

      EG&G Division’s direct operating expenses for the fiscal year ended October 31, 2003 increased by $507.1 million, or 352.2%, over the amount we reported in fiscal 2002. The increase was due to the inclusion of a full year of EG&G direct operating expenses in fiscal 2003 compared to only 10 weeks of expenses in fiscal 2002.

      EG&G Division’s gross profit was $276.5 million for the fiscal year ended October 31, 2003, an increase of $234.1 million, or 552.1%, over the amount we reported in fiscal 2002. The increase in gross profit was due to the inclusion of a full year of EG&G gross profit in fiscal year 2003 compared to only 10 weeks in fiscal 2002.

      EG&G Division’s IG&A expenses for the fiscal year ended October 31, 2003 increased by $193.8 million, or 555.3%, from the amount we reported in fiscal 2002. The increase in IG&A expenses was primarily attributable to the inclusion of a full year of EG&G expenses in fiscal year 2003 compared to only 10 weeks of expenses in fiscal 2002.

Fiscal Year 2002 Compared with Fiscal Year 2001

URS Division

      URS Division’s revenues were $2,241.4 million for the fiscal year ended October 31, 2002, a decrease of $77.9 million, or 3.4%, from the amount we reported in fiscal 2001. The decrease in revenues was primarily due to a decrease of $121 million in revenues from our state and local government clients as a result of their significant reduction in spending, offset by increases of $48.7 million in our revenues from federal and private industry clients. In addition, we also experienced a decrease in our international business, offset by the effect of foreign currency exchange fluctuations.

      URS Division’s direct operating expenses for the fiscal year ended October 31, 2002 decreased by $48.4 million, or 3.5%, from the amount we reported in fiscal 2001. This decrease in direct operating expenses was primarily due to a decreased level of services provided to our state and local government and international clients, offset by the recognition of $4 million in cost overruns on a highway transportation project and the effect of foreign currency exchange fluctuations.

      URS Division’s gross profit was $896 million for the fiscal year ended October 31, 2002, a decrease of $29.5 million, or 3.2%, from the amount we reported in fiscal 2001. This decrease was primarily due to a decrease in revenues from our state and local government clients as a result of their significant reduction in spending. This decrease was offset by the effect of foreign currency exchange fluctuations.

      URS Division’s IG&A expenses for the fiscal year ended October 31, 2002 decreased by $5.3 million, or 0.7%, from the amount we reported in fiscal 2001. The decrease was mainly due to a decrease in amortization expense of $8.7 million as a result of our adoption of SFAS 142 and decreases in external services and travel expenses. This decrease was offset by increases in marketing and business development expenses, indirect labor, benefits, and rental expense.

      URS Division’s net interest expense, which included intercompany interest recorded in the fiscal year ended October 31, 2002, increased by $1.4 million primarily due to the additional indebtedness incurred with the implementation of our new ERP.

          EG&G Division

      We acquired our EG&G Division in August 2002. As a result, we included 10 weeks of our EG&G Division’s results of operations for the fiscal year ended October 31, 2002 and none for the fiscal year ended October 31, 2001.

Liquidity and Capital Resources

	Three Months Ended
	January 31,

	2004	2003

	(In millions)
Cash flows provided by operating activities	$4.9	$10.5
Cash flows used by investing activities	(4.5)	(3.2)
Cash flows used by financing activities	(10.3)	(7.4)
Proceeds from sale of common shares and exercise of stock options	10.0	3.7

      Our primary sources of liquidity are cash flows from operations and borrowings under the credit line from our senior secured credit facility (“Credit Facility”). Our primary uses of cash are to fund our working capital and capital expenditures and to service our debt. We believe that our primary sources of liquidity will provide sufficient resources to fund our operating and capital expenditure requirements, as well as service our debt, for the next 12 months. If we experience a significant change in our business such as the execution of a significant acquisition, we would likely need to acquire additional sources of financing. Although we have no current acquisition plans, we believe that we would be able to obtain adequate resources to address significant changes in our business at reasonable rates and terms, as necessary, based on our past experience with business acquisitions. We are dependent, however, on the cash flows generated by our subsidiaries and, consequently, on their ability to collect on their respective accounts receivable. Specifically:

•	Substantially all of our cash flows are generated by our subsidiaries. As a result, funds necessary to meet our debt service obligations are provided in large part by distributions or advances from our subsidiaries. Legal and contractual restrictions as well as the financial condition and operational requirements of our subsidiaries may limit our ability to obtain cash from them.

•	Billings and collections on accounts receivable can impact our operating cash flows. Management places significant emphasis on collection efforts, has assessed the allowance accounts for receivable as of January 31, 2004 and has deemed them to be adequate; however, the recent economic downturn may adversely impact our clients’ credit- worthiness and their ability to pay our bills. Consequently, it may impact our ability to collect cash from them to meet our operating needs.

          Operating Activities

      The decrease in cash flows from operations for the first quarter of fiscal 2004, compared with the same period last year, was attributable to the following factors:

•	a decrease in collections of accounts receivable due to slower payments made by our clients;

•	the timing of required disbursements into the EG&G Division’s Voluntary Employee’s Beneficiary Association trust (the “VEBA trust”; claims and expenses we pay are then reimbursed by the VEBA trust; a VEBA trust is a form of welfare benefit plan trust we use to administer health and dental claims whereby our contributions to the trust are tax deductible); and

•	the timing of our income tax payments.

          Investing Activities

      As a professional services organization, we are not capital intensive. Capital expenditures historically have been primarily for computer-aided design, accounting and project management information systems, and general purpose computer equipment to accommodate our growth. Capital expenditures, excluding purchases financed through capital leases, during the first quarter of fiscal year 2004 and 2003, were $4.5 million and $3.2 million, respectively.

          Financing Activities

      During the first quarter of fiscal year 2004, we repaid approximately $14 million on our Credit Facility, made $4.7 million in payments on capital lease obligations and retired the $6.5 million outstanding balance of our 8 5/8% senior subordinated debentures (the “8 5/8% Debentures”). In addition, we borrowed $3.2 million under capital lease obligations for equipment purchases, drew a net amount of $6.2 million on our revolving line of credit and paid $1.6 million for financing fees. We also generated $10 million in proceeds from the sale of common shares under our employee stock purchase plan (“ESPP”) of $5.8 million and exercises of stock options of $4.2 million. Employee participation in the ESPP increased approximately $1 million and exercises of stock options increased approximately $5 million over the first quarter of fiscal year 2003 as a result of an increase in the price of our common stock during the quarter.

      Below is a table containing information about our contractual obligations and commercial commitments followed by narrative descriptions as of January 31, 2004.

		Principal Payments Due by Period

Contractual Obligations		Less Than			After 5
(Principal Only):	Total	1 Year	1-3 Years	4-5 Years	Years

	(In thousands)
As of January 31, 2004:
Senior Secured Credit Facility:
Term Loan A	$87,424	$3,015	$57,278	$27,131	$—
Term Loan B	256,384	—	5,246	251,138	—
Line of Credit Line	6,157	6,157	—	—	—
11 1/2% Notes(1)	200,000	—	—	—	200,000
12 1/4% Notes	200,000	—	—	—	200,000
6 1/2% convertible subordinated debentures(1)	1,798	—	—	—	1,798
Capital lease obligations	38,345	13,721	19,626	4,989	9
Notes payable and other indebtedness	11,213	3,405	7,766	42	—

Total debt	801,321	26,298	89,916	283,300	401,807
Operating lease obligations(2)	381,386	73,518	123,679	94,783	89,406

Total contractual obligations	$1,182,707	$99,816	$213,595	$378,083	$491,213

				Remaining
	Total	Total Committed to	Amount	Amount
Other Commitments	Commitment	Letters of Credit	Drawn	Available

	(In thousands)
As of January 31, 2004:
Revolving line of credit(3)	$200,000	$62,434	$6,157	$131,409
Guarantee to joint venture(4)	6,500	—	—	—
Indemnity agreement to joint venture partner(5)	25,000	—	—	—
Accrued benefit cost(6)	34,138	—	—	—
Accrued pension liability(7)	8,555	—	—	—
Accrued pension liability(8)	12,061	—	—	—

(1)	Amounts shown exclude remaining original issue discounts of $3.8 million and $20,000 for our 11 1/2% Notes and our 6 1/2% convertible subordinated debentures, respectively.

(2)	These operating leases are predominantly real estate leases.

(3)	Reflects the revolving line of credit under the Credit Facility and amounts committed to standby letters of credit as of January 31, 2004.

(4)	Amounts guaranteed in favor of Wachovia Bank, N.A. pursuant to the EC III, LLC (a 50%-owned unconsolidated joint venture) credit line facility, in a principal amount not to exceed $6.5 million.

(5)	An indemnity agreement in relation to general and administrative services provided to JT3, LLC (a 50%-owned joint venture). The agreement covers any potential losses and damages, and liabilities associated with lawsuits, in an amount not to exceed $25 million.

(6)	Amount represents the estimated unfunded pension liability valued at October 31, 2003 for our EG&G Division’s pension and post-retirement plans.

(7)	Amount represents the estimated unfunded pension liability valued at October 31, 2003 for the Supplemental Executive Retirement Plan for one of our executives.

(8)	Amount represents the estimated unfunded pension liability valued at October 31, 2003 for the Radian International, L.L.C.’s pension plans, which include a Supplemental Executive Retirement Plan and a Salary Continuation Agreement. Radian International, L.L.C. is a subsidiary we acquired as part of our acquisition of Dames & Moore in 1999.

      Our Senior Secured Credit Facility. Our Credit Facility originally consisted of a $125 million Term Loan A, a $350 million Term Loan B, and a $200 million revolving line of credit. As of January 31, 2004, we had outstanding $343.8 million in principal amount under the term loan facilities. We also had $6.2 million drawn at January 31, 2004 on the revolving line of credit and had outstanding standby letters of credit aggregating to $62.4 million, reducing the amount available to us under our revolving credit facility to $131.4 million.

      We have amended our Credit Facility on January 30, 2003, November 6, 2003, December 16, 2003 and March 30, 2004. The January 30, 2003 amendment provided us with increased maximum leverage ratios through January 31, 2004. As a result of the amendment, the leverage ratio range increased from 3.75-4.00:1 to 3.75-4.50:1. In addition, the applicable interest rate margins increased by 0.25% on our Credit Facility. The amendment also provided that if we achieved the original leverage ratio of 3.90:1 or less for fiscal year 2003, our interest rate margins would revert to the original interest rate margins. As we achieved the original leverage ratio in fiscal year 2003, the applicable interest rate margins were reduced by 0.25% on January 26, 2004, back to the original interest rate margins. The November 6, 2003 amendment enables us to repurchase and redeem our 11 1/2% Notes, our 12 1/4% Notes and our 6 1/2% convertible subordinated debentures (the “6 1/2% Debentures”) with excess cash flow (provided that certain conditions are satisfied) or with the proceeds of an equity issuance in an amount not to exceed $220 million of net equity proceeds. The December 16, 2003 amendment reduced the interest rate margin on the Term Loan B. The March 30, 2004 amendment increases our ability to repurchase or redeem our 11 1/2% Notes, our 12 1/4% Notes and our 6 1/2% Debentures from $220 million to $300 million. It also permits such repurchases or redemptions to be made with cash, equity proceeds, certain other indebtedness or revolving loans under our Credit Facility without a mandatory prepayment of the term loans under our Credit Facility if certain conditions are met.

      As of January 31, 2004, we were in compliance with all of our Credit Facility covenants.

      See Note 6, “Current and Long-Term Debt,” to our consolidated financial statements on page F-25 for more information on our Credit Facility.

      11 1/2% Notes. We issued $200 million in aggregate principal amount of the 11 1/2% Notes for proceeds, net of $4.7 million of original issue discount, of $195.3 million. The 11 1/2% Notes remained outstanding as of January 31, 2004 and October 31, 2003. Interest on the 11 1/2% Notes is payable semi-annually in arrears on March 15 and September 15 of each year. The 11 1/2% Notes are effectively subordinate to our Credit Facility and senior to our 12 1/4% Notes and our 6 1/2% Debentures described below.

      See Note 6, “Current and Long-Term Debt,” to our consolidated financial statements on page F-25 for more information on our 11 1/2% Notes.

      12 1/4% Notes. We issued $200 million in aggregate principal amount of the 12 1/4% Notes. The 12 1/4% Notes remained outstanding as of January 31, 2004 and October 31, 2003. Interest on the 12 1/4% Notes is payable semi-

annually in arrears on May 1 and November 1 of each year. The 12 1/4% Notes are effectively subordinate to our Credit Facility and our 11 1/2% Notes.

      See Note 6, “Current and Long-Term Debt,” to our consolidated financial statements on page F-25 for more information on our 12 1/4% Notes.

      8 5/8% Debentures. On January 15, 2004, we retired the entire outstanding balance of $6.5 million of our 8 5/8% Debentures.

      See Note 6, “Current and Long-Term Debt,” to our consolidated financial statements on page F-25 for more information on our 8 5/8% Debentures.

      6 1/2% Debentures. As of January 31, 2004, we owed $1.8 million on our 6 1/2% Debentures.

      See Note 6, “Current and Long-Term Debt,” to our consolidated financial statements on page F-25 for more information on our 6 1/2% Debentures.

      Revolving Line of Credit. We maintain a revolving line of credit to fund daily operating cash needs and to support standby letters of credit. Overall use of the revolving line of credit is driven by collection and disbursement activities during the normal course of business. Our regular daily cash needs follow a predictable pattern that typically parallels our payroll cycles, which drive, if necessary, our borrowing requirements.

      Our average daily revolving line of credit balances for the first quarter ended January 31, 2004 and 2003 were $7.2 million and $45.1 million, respectively. The maximum amounts outstanding at any one point in time during the first quarter ended January 31, 2004 and 2003 were $33.1 million and $70 million, respectively. As of January 31, 2004 and 2003, we had an outstanding balance of $6.2 million and $24.4 million, respectively. The effective average interest rates paid on the line of credit were approximately 6.3% during both of the first quarters ended January 31, 2004 and 2003, respectively.

      Notes payable and other indebtedness. As of January 31, 2004 and October 31, 2003, we had $11.2 million and $10.9 million of outstanding notes payable, respectively, which includes notes primarily used as our financing vehicle to purchase office equipment, computer equipment and furniture. These notes have three-year to five-year terms with interest rates ranging from approximately 4% to 7%.

      Capital Leases. As of January 31, 2004, we had $38.3 million in obligations under our capital leases, consisting primarily of leases for office equipment, computer equipment and furniture.

      Operating Leases. As of January 31, 2004, we had approximately $381.4 million in obligations under our operating leases, consisting primarily of real estate leases.

      Foreign Credit Lines. We maintain foreign lines of credit, which are collateralized by assets of foreign subsidiaries. At January 31, 2004 and October 31, 2003, we had no amounts outstanding under the foreign lines of credit and amounts available under these foreign lines of credit were $3 million and $7.5 million, respectively.

      Related-Party Transactions. Some of our officers, directors and employees may have disposed of shares of our common stock, both in cashless transactions with us and in market transactions, in connection with exercises of stock options, the vesting of restricted stock and the payment of withholding taxes due with respect to such exercises and vesting. These officers, directors and employees may continue to dispose of shares of our common stock in this manner and for similar purposes.

      Financing or Stock Offering Alternatives. We frequently evaluate alternative capital structures and consider the potential benefits of various financing strategies, including both debt and equity vehicles. We expect to continue to pursue opportunities to improve our capital structure when opportunities arise.

      Derivative Financial Instruments. We are exposed to risk of changes in interest rates as a result of borrowings under our credit facility. During the first quarter of fiscal year 2004, we did not enter into any interest rate derivatives due to our current percentage of fixed interest rate debt and to our assessment of the costs/benefits of interest rate hedging given the current low interest rate environment. However, we may enter into derivative financial instruments in the future depending on changes in interest rates.

      Enterprise Resource Program. During fiscal year 2001, we commenced a project to consolidate all of our accounting and project management information systems and convert to a new ERP, Enterprise One, purchased from PeopleSoft, Inc. (formerly J.D. Edwards & Company). As of January 31, 2004, approximately one-third of our revenues are processed on this ERP system. The remaining URS Division legacy systems are expected to convert to the new ERP system over the next two years.

      The capitalized costs of implementing our new ERP system, including hardware, software licenses, consultants and internal staffing costs, will be approximately $65 million, excluding a conversion of the EG&G Division’s ERP system. We are still considering the impact of a potential conversion of the EG&G Division’s accounting system to the ERP system. As of January 31, 2004, we had capitalized costs of approximately $58.4 million for this project, with the remaining costs to be incurred through fiscal year 2005. We have been financing a substantial portion of these costs through capital lease arrangements with various lenders. If, and to the extent that, financing cannot be obtained through capital leases, we will draw on our revolving line of credit as alternative financing for expenditures to be incurred for this project.

BUSINESS

      We are one of the largest engineering design services firms worldwide and one of the nation’s leading U.S. federal government contractors for operations and maintenance services. We operate through two divisions: the URS Division and the EG&G Division. Our URS Division provides a comprehensive range of professional planning and design, program and construction management, and operations and maintenance services to all client types. Our EG&G Division provides operations and maintenance, systems engineering and technical assistance, and program management services to various U.S. federal government agencies, primarily the Departments of Defense and Homeland Security. We have grown our business organically and through acquisitions, thus diversifying our client base, service offerings and markets served. As a result, we are well positioned to service clients globally, nationally and locally and are able to capitalize on trends such as increased federal government spending and outsourcing. Since 1995, we have increased our revenues from $180 million to $3.2 billion for fiscal year 2003, while our net income and earnings per share have grown at compound annual growth rates of 36% and 13%, respectively, and our number of employees has increased from 1,300 to over 26,000.

      Through our extensive network of more than 300 principal offices and contract-specific job sites across the United States and in more than 20 countries, we serve federal, state and local government agencies and private industry clients. Our URS Division provides the full range of services required to design, build, maintain and improve infrastructure, including highways, bridges, mass transit systems, airports, and water supply and wastewater treatment facilities, as well as schools, healthcare complexes and other public buildings. Our URS Division also provides a variety of environmental services for military, commercial and industrial facilities. Our EG&G Division provides a wide range of services to the U.S. federal government, including maintaining and upgrading military aircraft, vehicles and equipment and supporting the design and development of new weapons systems. Our EG&G Division also operates and maintains military installations, provides flight training to the U.S. armed forces and its allies, and provides logistics support for government warehousing and distribution centers. In addition, our EG&G Division provides a variety of technical support services for global threat reduction programs.

      The diversity of our client base and service offerings across numerous markets and geographies enables us to direct our resources to meet changing project demands. We can balance our workload during temporary downturns and have the flexibility to respond quickly to increased demand in growth markets. Consequently, we are well positioned to benefit from fundamental market trends, including:

•	increased spending and outsourcing by the federal government;

•	increased use of large, omnibus contracts by the federal government;

•	greater emphasis on domestic security;

•	growing need for public infrastructure;

•	consolidation of engineering and environmental service providers by our private industry clients; and

•	growing demand for cost-effective compliance with environmental regulations.

      In our federal government business, we believe we are well positioned to provide a broad range of outsourced defense and homeland security services to the Department of Defense, enabling us to benefit from the largest increase in Department of Defense spending in 20 years. The Department of Defense budget for operations and maintenance services is expected to total more than $117 billion in 2004, or approximately 31% of its entire budget. Operations and maintenance services represented 27% of our revenue for fiscal year 2003. In our state and local government business, we anticipate that spending will increase as agencies address their public infrastructure needs and funding becomes available for deferred infrastructure projects. Moreover, federal programs such as TEA-21, which is expected to be reauthorized with six-year funding in the range of $247 billion to $318 billion, and Vision-100, the successor to AIR-21, with a 2004 budget of $3.65 billion, provide a significant portion of state and local funding for these types of infrastructure improvement projects. In our private industry business, our clients, such as Ashland, ChevronTexaco, Rohm and Haas and Tennessee

Valley Authority, are increasingly addressing their environmental engineering and consulting requirements by entering into MSAs with a select number of providers on a national and global basis.

Acquisitions

      The following is a discussion of some of our significant acquisitions:

      In August 2002, we acquired EG&G. EG&G’s services included the management of complex government installations and ranges, including oversight of all construction, testing and operation of base systems and processes, operation and maintenance of chemical agent disposal systems, management of base logistics and transportation, and support of high security environments. The EG&G acquisition expanded our federal client base and diversified the range of services we provide, particularly for Department of Defense agencies.

      In June 1999, we acquired the Dames & Moore Group (“Dames & Moore”), which provided consulting, planning, engineering, and program and construction management services to a diversified group of local, state and federal government agencies, domestic and multinational companies, and foreign clients. Historically, Dames & Moore had pursued an acquisition growth strategy and acquired a number of professional services firms, including Radian International, Walk-Haydel, O’Brien Kreitzberg and BRW. The Dames & Moore acquisition provided us with additional capabilities in process engineering, transportation, and program and construction management, and expanded our presence both domestically and internationally.

      In February 1999, we acquired Thorburn Colquhoun Holdings plc, a civil and structural engineering consulting firm based in the United Kingdom. This acquisition strengthened our capabilities in the transportation market and expanded our presence in the United Kingdom.

      In November 1997, we acquired Woodward-Clyde Group, Inc. (“Woodward Clyde”). Woodward Clyde specialized in geotechnical and environmental engineering services for projects involving hazardous waste, air pollution, water pollution, facility permitting and regulatory compliance. The Woodward Clyde acquisition enabled us to provide services in a broader geographic area, both domestically and internationally, and in markets that we did not previously serve.

      In March 1996, we acquired Greiner Engineering, Inc. (“Greiner”), an engineering and architectural design services firm that provided a broad range of planning, engineering and architectural design, and program management services. The Greiner acquisition strengthened our position in the surface transportation market and provided entry into the air transportation market in the United States and abroad.

Clients, Services and Markets

      We provide professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services to a broad range of clients, including local, state and federal government agencies, foreign government agencies and domestic and multinational private industry clients. We provide our services through more than 300 principal offices and contract-specific job sites in the United States and in more than 20 foreign countries. In addition, we provide certain of our services as subcontractors or through joint ventures or other partnerships with other service providers. On contract-specific job sites, we provide specific services to federal government agencies under stand-alone contracts.

EG&G Division

      Our services to the U.S. federal government include maintaining and upgrading military aircraft, vehicles, and equipment and supporting the design and development of new weapons systems. We operate and maintain military installations, provide flight training to the U.S. armed forces and its allies, and provide logistics support for government warehousing and distribution centers. We also provide a variety of technical support services for global threat reduction programs.

Clients

      Our EG&G Division derived approximately 98% of its revenues from federal government agencies during fiscal year 2003. Our EG&G Division is one of the nation’s leading contractors to the Departments of Defense and Homeland Security. We also serve NASA, the Departments of Energy, Treasury and Transportation, and the National Oceanic and Atmospheric Administration.

      The following chart illustrates our EG&G Division’s revenues from its primary clients for fiscal year 2003:

Pie chart

Department of Homeland Security	7
Other	15
Department of Defense	78

Services

      Operations and Maintenance. Our EG&G Division provides operations and maintenance services in support of large military installations and operations. Our services include:

•	management of base logistics, including oversight of construction, testing and operation of base systems and processes;

•	operation and maintenance of chemical agent disposal systems;

•	comprehensive military flight training services; and

•	support of high security systems.

      We manage military and government installations, including the facilities that comprise NASA’s Marshall Space Flight Center. We help the U.S. Customs Service manage and dispose of seized and forfeited property that has been confiscated by law enforcement agencies. We operate many government supply and distribution networks, which involve the warehousing, packaging and delivery of equipment and materials. We also provide a range of maintenance, modification, overhaul and life service extension services for vehicles, vessels and aircraft at locations worldwide. In addition, we provide comprehensive military flight training services for fixed wing and rotary wing aircraft. We also play an active role in global threat reduction by providing management, training and oversight services for the destruction of chemical weapons. We are one of the few companies that has the specialized hazardous waste management expertise necessary to handle and dispose of live chemical and biological warfare agents.

      Systems Engineering and Technical Assistance. Our EG&G Division provides a broad range of systems engineering and technical assistance services to all branches of the U.S. military, from assisting in the development of state-of-the-art combat and surveillance systems to providing modernization solutions for aging weapons systems. We have the expertise to support a wide range of platforms including aircraft and helicopters, tracked and wheeled vehicles, ships and submarines, shelters and ground support equipment. We support a number of activities including system modification, installation of new systems/ equipment, design of critical data packages and configuration management. For the U.S. Navy, we are providing program management services for the Virginia Class Fast Attack Nuclear Submarine program. Under this contract, we assist the Navy in overseeing the development of the submarines by providing support in the areas of acquisition management, engineering and logistics.

      Program Management. We provide comprehensive services for the management of large military programs for naval, ground, vessel and airborne platforms. These services include logistics planning, acquisition management, risk management of weapons systems, safety management and subcontractor management. We were one of the first companies named to directly assist in U.S. homeland defense initiatives after the September 11th attacks. We completed the first analysis of how the nation would respond to a radiological dispersal or “dirty bomb” emergency, and have conducted homeland security drills and evaluation programs in 13 states and three territories in the Pacific.

Markets

      Military Platforms Support. Following a steady decline in uniformed and civilian personnel levels throughout the 1990s, the Department of Defense has increasingly used third-party contractors for major naval, ground, vessel and airborne acquisition programs. The military also faces a significant shortage of instructor pilots with combat experience and is turning to private sector companies like ours to provide these services. Our EG&G Division provides a variety of services to the Department of Defense in areas where it lacks sufficient resources. For example, we are providing engineering and support services at several United States defense systems research laboratories, including the Naval Surface Warfare Centers in Crane, Indiana and Dahlgren, Virginia. Our services also include:

•	management, technical consulting and advisory services;

•	undergraduate and graduate-level instruction for pilots of military fixed wing and rotary wing aircraft; and

•	maintenance, modification and overhaul services for military vehicles, aircraft and weapons systems.

      Facilities and Logistics Support. Our EG&G Division provides comprehensive services for the operation and maintenance of complex government installations, including military bases and ranges. For example, we are operating and managing the United States Navy’s Atlantic Fleet Industrial Supply Center in Norfolk, Virginia. Our EG&G Division also provides logistics support services, which involve the development of integrated logistics chains to ensure readiness and rapid response, to a number of Department of Defense agencies. In addition, our EG&G Division provides logistics support services for the management and operation of warehousing and distribution centers, and government property and asset management.

      Hazardous Waste Management. Our EG&G Division provides services relating to specialized global threat reduction. In connection with these services, we identify and develop measures to dispose of hazardous and toxic waste effectively at contaminated sites. In addition, our EG&G Division’s specialized global threat reduction services and chemical and biological weapons demilitarization focus on the elimination and dismantlement of nuclear, chemical and biological weapons of mass destruction (“WMD”). These services include technical WMD advisory services and training of client personnel who are responsible for the operation and maintenance of chemical agent disposal facilities. For example, our EG&G Division is operating and managing the nation’s largest chemical agent stockpile and disposal facility in the United States at Tooele, Utah.

URS Division

      Our URS Division is focused on providing to all client types the full range of services required to build, maintain and improve infrastructure, including projects related to surface, air and rail transportation systems, industrial processes, facilities and logistics support, environmental programs involving water/ wastewater treatment and hazardous waste management, as well as schools, healthcare complexes and other public buildings. We also provide a variety of environmental services for military, commercial and industrial facilities.

Clients

      The following chart illustrates our URS Division’s revenues from its primary clients for fiscal year 2003:

[URS DIVISIONS REVENUES]

Private Industry	38
State & Local Government	31
Federal Government	21
International	10

      Federal Government. Our URS Division provides services to the Department of Defense, the Department of Energy, the Department of Homeland Security, the Department of Justice, the Department of State, the Federal Aviation Administration, the Environmental Protection Agency, the General Services Administration and the Postal Service. Our URS Division’s planning and design work for the federal government ranges from assessment and remediation activities at Superfund sites and military bases to engineering and design services for military housing, courthouses and other facilities.

      State and Local Government. Our URS Division provides services to state and local government agency clients, including various state departments of transportation, water utilities and wastewater authorities, environmental protection agencies, schools and colleges, judiciary agencies, hospitals and airport authorities. In the United States, substantially all spending for public infrastructure is coordinated through state and local government agencies, including municipalities, community planning boards, school districts, airport authorities, transit agencies, water authorities, environmental protection agencies and state transportation agencies. Over the past decade, public sector infrastructure projects have become larger and more complex, requiring extensive resources and diverse technical capabilities. Our scale, geographic reach and technical expertise allow us to provide a range of services from planning and design through management of construction for these larger and increasingly complex public sector infrastructure projects. We have helped public agencies in every state to expand or modernize existing infrastructure. Our transportation capabilities encompass highways, bridges and interchanges, mass transit systems and airports; our facilities projects range from schools and universities to health care, criminal justice and correctional facilities; and our expertise in water resources includes water supply, treatment and distribution systems, dams and reservoirs and wastewater treatment facilities. We also have the resources to operate and maintain many of these facilities, such as highway management systems and wastewater treatment plants.

      Private Industry. Our URS Division’s private industry clients include various Fortune 500 companies from a broad range of industries, including chemical, manufacturing, pharmaceutical, forest products, mining, oil and gas, and utilities industries. Over the past several years, large companies with multiple operations have reduced the number of service providers they use in order to control overhead costs and to concentrate on their core businesses. We have established new and renewed preferred provider relationships with certain key clients such as Ashland, ChevronTexaco, Rohm and Haas and Tennessee Valley Authority, to benefit from the trend toward consolidation of outsourced service providers, particularly in the areas of environmental engineering and compliance and support services. For many of our clients, our professionals serve as an extension of the client’s staff, providing planning, remediation and design and implementation services at multiple sites. We provide onsite environmental support at industrial facilities to help clients comply with more stringent standards and regulations. In addition to supporting ongoing industrial operations, we provide environmental services such as hazardous waste management, pollution prevention and due diligence for mergers and acquisitions, property transfers and land redevelopment and re-use projects. We also engineer process improvements that optimize operating efficiency and provide architectural design for new or expanded facilities. With the continuing trend toward the consolidation of outsourced service providers, we believe we are well positioned to enhance our competitive position as a result of our proximity to facilities worldwide, technical strength, geographic breadth and long-term client relationships.

      International. Our URS Division’s international business focuses on providing a range of services to multinational and local private industry clients and government agencies. We have built permanent, self-sustaining operations in key geographic locations in Europe and the Asia-Pacific region. We are currently involved in infrastructure projects throughout Europe, providing engineering services for highways, rail stations, stadiums and military facilities. We also are maintaining over 1,000 kilometers of motorway and trunk roads for England’s Highways Agency. In the Asia-Pacific region, we are providing planning and engineering services for two proposed rail lines in Singapore, designing highways and rail stations in New Zealand and performing master planning for an international terminal at Sydney Airport in Australia. Our work in the environmental market involves diverse assignments from conducting environmental and socioeconomic assessments for a new oil pipeline in Africa to the design and management of treatment systems for a landfill in Switzerland and specialized services for the forest products industry in Australia. We have extensive expertise in pollution control, soils and groundwater remediation, water resources management and in helping companies formulate environmental and social strategies that promote sustainable development.

Services

      Planning and Design. Planning and design services include technical and economic feasibility studies, the analysis of alternative designs and environmental impacts, and the development of conceptual and final design documents, specifications and estimates. The planning process is typically used to develop a blueprint, or overall scheme for a project. Our planning services include master planning, land use planning, transportation planning, permitting and ensuring compliance with applicable regulations. Based on the project requirements identified in the planning phase, we integrate and coordinate the various design elements. The product that results from our design services is a set of contract documents that may include detailed plans, material specifications and construction cost estimates and schedules, all of which are then used by our clients in the construction of a project. We provide planning and design services for new facilities and for the renovation and expansion of existing facilities, including bridges, highways, roads, airports, mass transit systems, railroads, schools, courthouses, hospitals, and water and wastewater treatment facilities. We also use our planning and design capabilities to support homeland defense and global threat reduction programs, as well as for remediation activities at military bases and environmental assessment, due diligence and permitting at commercial and industrial facilities.

      Program and Construction Management. Our construction management services involve serving as the client’s representative and monitoring a project’s schedule, cost and quality. As construction managers, we typically oversee and coordinate the activities of construction contractors, providing on-site supervision and inspection of the contractors’ work. Our services include:

•	scheduling of both the design and construction phases of a project;

•	construction and life-cycle cost estimation;

•	cash flow analyses;

•	value engineering;

•	constructability reviews;

•	environmental and specialized engineering;

•	bid evaluation; and

•	construction or demolition of buildings.

      Although we may act as a general contractor or sub-contractor on some demolition and environmental contracts, we generally do not pursue low bid fixed-price construction contracts. We also provide program management for large capital improvement programs, which includes planning, coordination, schedule and cost control, and design, construction, and commissioning oversight.

      Operations and Maintenance. We provide a variety of environmental services for military, commercial and industrial facilities. Our environmental specialists help preserve ecosystems and implement industrial processing technologies that reduce waste and protect the environment.

Markets

      Surface Transportation. Our URS Division provides a full range of planning and design services for all types of surface transportation systems and networks, including highways, interchanges, bridges, tunnels, toll facilities, intelligent transportation systems, parking facilities and port and marine structures. For example, we are providing engineering design services for the reconstruction of State Route 52 in Rochester, Minnesota. Historically, we have emphasized the design of new transportation systems, but in recent years we have focused on the rehabilitation of existing systems.

      Air Transportation. Our URS Division provides comprehensive services for the development of new airports and the modernization and expansion of existing facilities. For example, we are providing architectural and engineering design services for the relocation and expansion of Guangzhou Baiyun International Airport in Southern China. Some of our projects include construction, renovation, expansion, design, development and maintenance of:

•	airport terminals, hangars, air cargo buildings and air traffic control towers;

•	runways and taxiways;

•	baggage, communications, security and fueling systems; and

•	infrastructure systems such as people mover systems, roadways, parking garages and utilities.

      We have completed projects at both general aviation and large-hub international airports. We have played a major role in the expansion and modernization of existing airports as well as in the development of new facilities worldwide. In the growing area of security systems at airports, we provide a full range of planning and design, program and construction management and operations and maintenance services.

      Rail Transportation. Our URS Division provides services to freight and passenger railroads and urban mass transit agencies. For example, we are providing environmental, design and construction services for the East Side Access Project, which will connect the Long Island Railroad with Grand Central Terminal on New York City’s east side. We have planned, designed and managed the construction of commuter rail systems, freight rail systems, heavy and light rail transit systems and high-speed rail systems. Our specialized expertise in transportation structures, including terminals, stations, parking facilities, bridges, tunnels and power, signals and communications systems complements these capabilities.

      Industrial Process. Our URS Division provides full-service capabilities, such as facility siting and permitting, environmental management and pollution control, waste management and remediation engineering, process engineering and design and property redevelopment, to private industries engaged in natural resources development and industrial processing. For example, we are developing and implementing an environmental system to reduce sulfur dioxide emissions at several Tennessee Valley Authority coal fired power plants.

      Facilities and Logistics Support. Our URS Division provides design services for new facilities and the rehabilitation and expansion of existing ones. Our facility design services cover a broad range of building types, including facilities used for education, criminal justice, healthcare, transportation and sports and recreation purposes. With increased interest in historic preservation, adaptive reuse and seismic safety, a significant portion of our practice focuses on facility assessments, code and structural evaluations and renovation projects to maintain aging building infrastructure.

      Water/ Wastewater Treatment. Our URS Division provides services for the planning, design and construction of all types of water/ wastewater management facilities and systems for the protection of water supplies in locations throughout the world, including new and expanded water supply, storage, distribution and treatment, municipal wastewater treatment and sewer, watershed and storm water management and flood control systems. For example, we provided engineering and environmental services for the Los Vaqueros Dam and Reservoir

Expansion in Contra Costa County, California. Furthermore, we provide services in the areas of design and seismic retrofit of earth, rockfill and roller-compacted concrete dams, as well as the design of reservoirs, impoundments, including mine tailings disposal, and large outfall structures.

      Hazardous Waste Management. Our URS Division provides a variety of services relating to hazardous waste and air pollution management, including planning and conducting initial site investigations, designing remedial actions for site clean-up and providing construction management services during the site clean-up process. In connection with these services, we identify and develop measures to dispose of hazardous and toxic waste effectively at contaminated sites. Our URS Division’s air pollution management services include air quality monitoring and design modifications required to meet national and local air quality standards. This work requires specialized knowledge of, and compliance with, complex applicable regulations, as well as the permitting and approval processes.

Backlog, Project Designations, Option Years and Indefinite Delivery Contracts

      Backlog. Our backlog consists of the amount billable at a particular point in time for future services under signed contracts. We include indefinite delivery contracts, which are executed contracts requiring the issuance of task orders, in backlog only to the extent that the task orders are actually issued and funded. Our consolidated backlog was $3,681.6 million and $2,920.7 million at January 31, 2004 and 2003, respectively. Historically, a significant portion of our backlog is converted into revenues, but we cannot provide any assurance that our historical rates of conversion will remain unchanged in the future.

      Project Designations. Our clients often designate us as the recipient of future contracts. These “designations” are projects that clients have awarded to us, but for which we do not yet have signed contracts. We estimate total consolidated designations to be $1,304.7 million and $1,041.3 million at January 31, 2004 and 2003, respectively. Historically, a significant portion of our designations is converted into backlog, but we cannot provide any assurance that our historical rates of conversion will remain unchanged in the future.

      Option Years. A significant portion of our EG&G Division’s contracts are multi-year contracts with a base period plus option years. The base periods of these contracts can vary from one to five years. The option years are exercised at the option of our clients without a need for us to go through another competitive bidding process and would only be canceled in a termination for default scenario or if our client decides to end the project. As of January 31, 2004 and 2003, the estimated values of the option years on our contracts were $1,351.6 million and $1,509.3 million, respectively. Historically, a significant portion of our option years is converted into backlog, but we cannot provide any assurance that our historical rate of conversion will remain unchanged in the future.

      Indefinite Delivery Contracts. Indefinite delivery contracts are signed contracts under which we perform work only when the client issues specific task orders. Generally, the terms of these contracts exceed one year and often include a maximum term and potential value. Indefinite delivery contracts generally range from one to 20 years in length. When such task orders are signed and funded, we transfer their value into backlog. As of January 31, 2004 and 2003, the estimated remaining values of our significant indefinite delivery contracts were $2,845.7 million and $3,109.9 million, respectively. Historically, approximately half of our indefinite delivery contracts is converted into backlog, but we cannot provide any assurance that our historical rate of conversion will remain unchanged in the future.

Competition

      The engineering services industry is highly fragmented and very competitive. As a result, in each specific market area, we compete with a wide range of other engineering and consulting firms. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we compete, and have substantially more financial resources and/or financial flexibility than we do. In addition, client needs in the federal sector are changing significantly with an increasing number of clients insisting on large, omnibus contracts requiring prime contractors to have diverse services and resources. Federal agencies have also increased their emphasis on past performance as a key factor in selecting contractors. To our knowledge, no firm currently dominates any significant portion of our market areas. Competition in our industry is based on quality of service, reputation, expertise, price, local presence, and the ability to provide services globally. We believe we have an exemplary reputation based on high quality of performance on our current and past contracts. Accordingly, we believe that we are well positioned to compete in the market areas we serve. For our URS Division, key competitors are major public and private companies engaged in comparable services and in related markets including: Jacobs Engineering Group Inc., Bechtel Group, Inc., CH2M HILL Companies, Ltd., Fluor Corporation, The Shaw Group, Inc., The Earth Technology Corporation (a subsidiary of Tyco International, Ltd.), Tetra Tech, Inc., AECOM Technology Corporation, Washington Group International, Inc., and Parsons Brinckerhoff Inc. For our EG&G Division, key competitors are major public and private companies engaged in comparable services and in related markets including: Computer Sciences Corporation, BAE Systems, Science Applications International Corporation, Johnson Controls, Inc., Bechtel Group, Inc., Northrop Grumman Systems Corporation and Raytheon Company.

Sales and Marketing

      Our URS Division performs business development and sales activities primarily through our network of offices around the world. In addition, our URS Division coordinates national and global marketing efforts on large projects and for multi-national clients on a company-wide basis. Our EG&G Division performs business development and sales activities primarily through its Strategic Business Unit (“SBU”) that addresses a specific market segment, such as flight services and training. In addition, our EG&G Division coordinates national marketing efforts on large projects and for multi-division or multi-SBU scope efforts.

Regulation

      We provide services for projects that are subject to government oversight, including environmental laws and regulations, general government procurement laws and regulations, and other regulations and requirements imposed by specific government agencies.

      Environmental. A portion of our business involves the planning, design and program and construction management of pollution control facilities, as well as the assessment, design and management of remediation activities at hazardous waste or Superfund sites and military bases. In addition, we contract with U.S. governmental entities to destroy hazardous materials, including chemical agents and weapons stockpiles. These activities require us to manage, handle, remove, treat, transport and dispose of toxic or hazardous substances.

      Some environmental laws, such as the federal Superfund law and similar state statutes, can impose liability for the entire cost of the clean-up of contaminated facilities or sites upon present and former owners and operators as well as generators, transporters and persons arranging for the treatment or disposal of such substances. We have been named as a potentially responsible party at several Superfund sites. In addition, while we strive to handle hazardous and toxic substances with care and in accordance with safe methods, the possibility of accidents, leaks, spills and the events of force majeure always exist. Humans exposed to these materials, including workers or subcontractors engaged in the transportation and disposal of hazardous materials, and persons in affected areas may be injured or become ill, resulting in lawsuits, which expose us to liability that may result in substantial damage awards against us. Liabilities for contamination or human exposure to hazardous or toxic materials or a failure to comply with applicable regulations, could result in substantial costs to us, including clean-up costs, fines and civil or criminal sanctions, third party claims for property damage or personal injury, or cessation of remediation activities.

      Some of our business operations are covered by Public Law 85-804, which provides for government indemnification against claims and damages arising out of unusually hazardous activities performed at the request of the government. Due to changes in public policies and law, however, government indemnification may not be available in the case of any future claims or liabilities relating to other hazardous activities that we undertake to perform.

      Government Procurement. The services we provide to the federal government are subject to the Federal Acquisition Regulation and other rules and regulations applicable to government contracts. These rules and regulations, among other things:

•	require certification and disclosure of all cost and pricing data in connection with the contract negotiations under certain contract types;

•	impose accounting rules that define allowable and unallowable costs and allocation of indirect costs and otherwise govern our right to reimbursement under certain cost-based government contracts; and

•	restrict the use and dissemination of information classified for national security purposes and the exportation of some products and technical data.

      Our government clients can also terminate or modify any of their contracts with us at their convenience, and many of our government contracts are subject to renewal or extension annually. For more information on risks associated with our government-related business, please refer to the section entitled “Risk Factors” above.

      Other regulations and requirements. We provide services, such as the maintenance, modification, overhaul and service life-extension of military aircraft and ground vehicles, which require specialized professional qualifications and are subject to military specifications and standards. In addition, in the ordinary course of business, we and members of our professional staff are subject to a variety of state, local and foreign licensing and permit requirements.

Seasonality

      We experience seasonal trends in our business caused by holidays that fall in the first quarter of our fiscal year. Our revenues are typically lowest in the first quarter of our fiscal year primarily due to the Thanksgiving, Christmas and New Year’s holidays that fall within the first quarter. Many of our clients’ employees as well as our own employees take vacations during these holidays, resulting in fewer billable hours worked on projects and thus less revenues recognized. Our revenues are typically higher in the second half of the fiscal year due to construction-related activities.

Raw Materials

      Our business is not heavily dependent on raw materials, and the raw materials we require for the conduct of our business are generally available from numerous sources. We do not foresee the lack of availability of raw materials as a factor that could have a material adverse effect on our business in the near term.

Insurance

      Currently, we have limits of $125 million per loss and $125 million in the aggregate annually for general liability, professional errors and omissions liability and contractor’s pollution liability insurance. These policies include self-insured claim retention amounts of $4 million, $5 million and $5 million, respectively.

      Excess limits provided for these coverages are on a “claims made” basis, covering only claims actually made during the policy period currently in effect. Thus, if we do not continue to maintain these excess policies, we will have no coverage for claims made after the termination date even for claims based on events that occurred during the term of coverage. While we intend to maintain these policies, we may be unable to maintain existing coverage levels. In addition, claims may exceed the available amount of insurance. We believe that the settlement of existing claims will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. We have maintained insurance without lapse for many years with limits in excess of losses sustained.

Employees

      As of January 31, 2004, we had approximately 26,000 employees, including part-time and temporary workers. At various times, we may employ up to several thousand workers on a temporary or part-time basis to meet our contractual obligations. Approximately 2,000 of our employees are covered by collective bargaining agreements. These agreements are subject to amendment on various dates ranging from March 2004 to September 2007.

Properties

      As of January 31, 2004, we had more than 300 leased facilities at locations throughout the world. The lease terms generally range from a minimum of one month to a maximum of 17 years with provisions for renewal, expansion, contraction and termination, sublease rights and allowances for improvements. Our significant lease agreements expire at various dates through the year 2014. We believe that our current facilities are sufficient for the operation of our business and that suitable additional space in various local markets is available to accommodate any needs that may arise.

Legal Proceedings

      Various legal proceedings are pending against us and certain of our subsidiaries alleging, among other things, breaches of contract or negligence in connection with the performance of professional services, the outcome of which cannot be predicted with certainty. In some actions, parties are seeking damages, including punitive or treble damages, that substantially exceed our insurance coverage. Some actions involve allegations that are not insured. Based on our previous experience with claim settlements and the nature of the pending legal proceedings, however, we do not believe that any of the legal proceedings are likely to result in a settlement or judgment against us or our subsidiaries that would materially exceed our insurance coverage or otherwise have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

      The following table sets forth information concerning our executive officers and directors.

Name	Age	Office and Position

Martin M. Koffel	64	Chief Executive Officer, President and Chairman of the Board
Kent P. Ainsworth	58	Executive Vice President, Chief Financial Officer and Secretary
Thomas W. Bishop	57	Senior Vice President, Construction Services Division and Vice President, Strategy
Reed N. Brimhall	50	Vice President, Corporate Controller
Gary V. Jandegian	51	President, URS Division and Vice President
Susan B. Kilgannon	45	Vice President, Communications
Joseph Masters	47	Vice President and General Counsel
George R. Melton	57	President, EG&G Division and Vice President
David C. Nelson	50	Vice President and Corporate Treasurer
Olga Perkovic	36	Vice President, Corporate Planning
Irwin L. Rosenstein	67	Chairman, URS Division and Vice President
Mary E. Sullivan	55	Vice President, Human Resources
Richard C. Blum	68	Vice Chairman of the Board
H. Jesse Arnelle	70	Director
Armen Der Marderosian	66	Director
Mickey P. Foret	58	Director
Richard B. Madden	74	Director
General Joseph W. Ralston, USAF (Ret.)	60	Director
John D. Roach	60	Director
William D. Walsh	73	Director

      Martin M. Koffel has served as our Chairman of the Board, Chief Executive Officer, President and as one of our directors since 1989. Mr. Koffel served as a director of McKesson Corporation from 2000 to 2002 and as a director of James Hardie Industries N.V. from 2001 to 2002.

      Kent P. Ainsworth has served as Chief Financial Officer since 1991, as Executive Vice President since 1996 and as Secretary since 1994. From 1991 to 1996, Mr. Ainsworth served as Vice President.

      Thomas W. Bishop has served as Vice President, Strategy since July 2003 and as Senior Vice President, Construction Services since March 2002. From 1999 to 2002, Mr. Bishop served as the Director of Operations for the Construction Services Division. From 1984 through December 1999, Mr. Bishop served first as Project Manager/Senior Vice President and then Western Division Manager of O’Brien Kreitzberg Inc., which was purchased by us as part of the acquisition of Dames & Moore in 1999.

      Reed N. Brimhall has served as Vice President, Corporate Controller since May 2003. Mr. Brimhall served as Senior Vice President & Controller of the Washington Group International, Inc. (“WGI”) from 1999 to 2003; as Vice-President, Government Accounting and Internal Audit of WGI from 1997 to 1999; and as Vice President and Controller of SCIENTECH, Inc. from 1995 to 1996. He served as Senior Associate Dean for Finance & Administration in 1995 and Director, Office of Government Cost & Rate Studies for Stanford University from 1991 to 1994. He was employed by Deloitte & Touche, LLP from 1978 to 1991.

      Gary V. Jandegian has served as President of the URS Division since July 2003, as Senior Vice President of URS Greiner Woodward-Clyde, Inc. (“URSGWC”) since October 1995 and as Vice President of URSGWC since March 1991. Dr. Jandegian served as West Division Manager of the URS Division from 2002 to 2003 and as West Regional Manager from 1998 to 2001, each of which was our principal operating group of the division during those periods.

      Susan B. Kilgannon has served as Vice President, Communications since 1999. Ms. Kilgannon served as a Vice President of various of our former principal operating divisions from 1992 to 1999.

      Joseph Masters has served as Vice President and General Counsel since 1997. Mr. Masters served as our Vice President, Legal, from 1994 to 1997 and as a Vice President and Associate General Counsel of URS Consultants, Inc., one of our former principal operating divisions, from 1992 to 1994. Mr. Masters served as outside counsel to URS from 1990 to 1992.

      George R. Melton has served as President of our EG&G Division and as Vice President since the close of the EG&G acquisition. Mr. Melton served as one of our directors from August 2002 to March 2004; as President and Chief Executive Officer of EG&G Technical Services, Inc. from 2000 to 2002; as President and Chief Executive Officer of Lear Siegler Services, Inc. from March 2002 to August 2002; as President of BAE Systems Aerospace Sector, an operating unit of BAE Systems North America, from 1999 to 2000; as President of Marconi Aerospace, an operating unit of Marconi North America, Inc., from 1998 to 1999; and as President of Tracor Aerospace, an operating unit of Tracor, Inc., and as Vice President of Tracor, Inc. from 1990 to 1998.

      David C. Nelson has served as Vice President and Corporate Treasurer since 1999. Mr. Nelson served as Assistant Treasurer of Seagate Technology, Inc. from 1996 to 1999.

      Olga Perkovic has served as Vice President, Corporate Planning since July 2003. Dr. Perkovic was employed as Principal Consultant responsible for analysis of competitors and corporate opportunities at ChevronTexaco Corporation in 2003. Dr. Perkovic was employed by McKinsey & Company from 1996 to 2002.

      Irwin L. Rosenstein has served as the Chairman of the URS Division since July 2003, as President of the URS Division from 2001 to July 2003 and as Vice President since 1987 and as one of our directors from 1989 to March 2004. Mr. Rosenstein served as President of our General Engineering Group from 1999 to 2001; as President of URS Greiner Woodward Clyde Group, Inc. from 1998 to 1999; as President of URS Greiner from 1997 to 1998; and as President of URS Consultants, Inc. from 1989 to 1997, each of which was our principal operating division during those periods.

      Mary E. Sullivan has served as Vice President, Human Resources since June 2003. Ms. Sullivan served as Managing Director and Global Vice President of Human Resources for BearingPoint, Inc., formerly known as KPMG Consulting, from 1999 to 2003 and as National Director of Human Resources from 1997 to 1999.

      Richard C. Blum has served as Vice Chairman of the Board since 1975. Mr. Blum has served as Chairman and President of Richard C. Blum & Associates, Inc., the general partner of Blum Capital Partners, L.P., a long-term strategic equity investment management firm, since 1975; as a director of Northwest Airlines Corporation since 1989; as a director of Playtex Products, Inc. since 1998; as the Chairman of CB Richard Ellis Group, Inc. since 2001; as a director of CB Richard Ellis, Inc. since 1993; as a director of Glenborough Realty Trust, Inc. since 1998; as the Co-Chairman of Newbridge Capital, L.L.C. since 1997; as a director of KFB Newbridge Advisors, Co. since 2000; as a director of KFB Newbridge Control Corp. since 2000; as a director of KFB Co-Investment I, Co. since 2000; as a director of Korea First Bank since 2000; and as a director of Egyptian Direct Investment Fund Limited since 2000. Mr. Blum served as a director of Shaklee Corporation from 1990 to 2001.

      H. Jesse Arnelle has served as one of our directors since January 2004. Mr. Arnelle has served as Of Counsel to the law firm of Womble, Carlyle, Sandridge and Rice since 1996; as a director of FPL Group, Inc. (formerly Florida Power & Light) since 1990; as a director of Gannett Company since 1997; as a director of Metropolitan Life Series Fund since 2002; as a director of Armstrong World Industries since 1994; as a director of Eastman Chemical Co., Inc. since 1992; and as a director of Textron Corporation since 1993. Mr. Arnelle served as senior partner to the law firm Arnelle & Hastie, San Francisco, which later became Arnelle, Hastie, McGee, Willis and Green, with which he was associated until his retirement in 1997; as a director of Union Pacific and Resources, Inc.; as a director of Wells Fargo and Company; and as a director of WMX Technologies, Inc. (formerly Waste Management, Inc.) from 1992 to 2003.

      Armen Der Marderosian has served as one of our directors since 1994. Mr. Der Marderosian served as President and Chief Executive Officer of GTE Government Systems Corporation from 1995 to 1999 and as Executive Vice President, Technology and Systems, at GTE Corporation from 1998 to December 1999. Mr. Der Marderosian served as Senior Vice President of GTE Corporation from 1995 to 1997.

      Mickey P. Foret has served as one of our directors since 2003. Mr. Foret retired in 2002 as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. and Chairman and Chief Executive Officer of Northwest Airlines Cargo, Inc. He previously served as President and Chief Operating Officer of Atlas Air Cargo, Inc. and as President and Chief Operating Officer and in other management positions at Continental Airlines, Inc. and affiliated companies, from 1974 to 1990. Mr. Foret currently serves as a director for ADC Telecommunications, Inc. and Champion Airlines, Inc. and has previously served as a director for Atlas Air Cargo, Inc., Continental Airlines, Inc., Eastern Airlines, Inc., System One, Inc., Worldspan L.P. and NorAm Energy Corp.

      Richard B. Madden has served as one of our directors since 1992. Mr. Madden served as Chief Executive Officer of Potlatch Corporation (“Potlatch”) from 1971 to 1994 and as a director of Potlatch from 1971 to 1999; as a director of PG&E Corporation from 1996 to 2000; as a director of Pacific Gas and Electric Company from 1977 to 2000; and as a director of CNF Inc. from 1992 to 2002.

      General Joseph W. Ralston, USAF (Ret.) has served as one of our directors since October 2003. General Ralston has served as Vice Chairman of the Cohen Group since 2003; as a director of Lockheed Martin since 2003; and as a director of the Timkin Company since 2003. General Ralston’s military career began in 1965 and concluded in 2003 when he retired from active duty. General Ralston’s military career was highlighted by his service as Vice Chairman of the Joint Chiefs of Staff in Washington, D.C. from 1996 to 2000; and Commander, U.S. European Command and Supreme Allied Commander Europe, NATO from 2000 to 2003.

      John D. Roach joined our Board as a director in February 2003. Mr. Roach has served as Chairman and Chief Executive Officer of Stonegate International since 1997; as a director of Material Sciences since March 2003; as Chairman of Unidare US Inc. since 2002; as a director of Kaiser Aluminum Corporation and its subsidiary Kaiser Aluminum & Chemical Corporation since 2002; and as a director of PMI Group, Inc. since 1997. Mr. Roach served as Chairman of the Board, President and Chief Executive Officer of Builders FirstSource, Inc. From 1998 to 2001; as a director of The Washington Group (formerly Morrison-Knudsen) from 1997 to 2002; and as Chairman of the Board, President and Chief Executive Officer of Fibreboard Corporation from 1991 to 1997.

      William D. Walsh has served as a director on our Board since 1988. Mr. Walsh has served as Chairman of Sequoia Associates LLC, a private investment firm, since 1982; as Chairman of the Board of Consolidated Freightways Corporation since 1996; as a director of Unova, Inc. since 1997; as Chairman of the Board of Creativity, Inc. since 1998; and as Chairman of the Board of Ameriscape since 2000. Mr. Walsh served as Chairman of the Board of Clayton Group, Inc. from 1996 to 2002; as a director of Ameriscape, Inc. from 1999 to 2000; as a director of Crown Vantage, Inc. from 1996 to 2000; as Chairman of the Board of Newell Manufacturing Corporation from 1988 to 2000; as a director of Basic Vegetable Products from 1990 to 1999; as a director of Golden Valley Farms LLC from 1996 to 1999; as a director of Newcourt Credit Group from 1993 to 1999; as a director of National Education Corporation from 1992 to 1997; and as Chairman of the Board of Champion Road Machinery from 1988 to 1997.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information as of March 24, 2004 regarding the beneficial ownership of our common stock by: (i) our chief executive officer and each of the four next most highly compensated executive officers for fiscal year 2003; (ii) each of our directors; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting power and investment power with respect to the shares indicated as beneficially owned.

		Percent of Shares
	Number of	Beneficially Owned(2)
	Shares
	Beneficially	Before this	After this
Name of Beneficial Owner	Owned(1)	Offering	Offering

Richard C. Blum	6,897,780	19.9%	16.3%
Blum Capital Partners, L.P. (3)	6,780,907	19.5%	16.1%
909 Montgomery Street, Suite 400 San Francisco, CA 94133
FMR Corp.	4,385,200	12.6%	10.4%
82 Devonshire Street
Boston, MA 02109-3614
Barclays Private Bank Limited	2,078,412	6.0%	4.9%
59/60 Grosvenor Street
London, WIX 9DA England
Kent P. Ainsworth(4)	430,495	1.2%	1.0%
H. Jesse Arnelle(5)	638	*	*
Thomas W. Bishop(6)	34,646	*	*
Armen Der Marderosian(7)	19,389	*	*
Mickey P. Foret(8)	2,380	*	*
Gary V. Jandegian(9)	65,031	*	*
Martin M. Koffel(10)	1,098,361	3.1%	2.6%
Richard B. Madden(11)	26,389	*	*
George R. Melton(12)	50,365	*	*
General Joseph W. Ralston, USAF (Ret.)(13)	1,752	*	*
John D. Roach(14)	27,927	*	*
Irwin L. Rosenstein(15)	64,667	*	*
William D. Walsh(16)	92,889	*	*
All officers and directors as a group (20 persons)(17)	8,909,204	24.7%	20.5%

(1)	Except as described below, we determined the number and percentage of shares that the principal stockholders’ beneficially own in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power and also any shares which the individual has the right to acquire within 60 days of March 24, 2004 through the exercise of any stock option or other right.

(2)	The information assumes no exercise of the underwriters’ over-allotment option.

(3)	The number of shares provided for Richard C. Blum includes 106,117 shares held directly, 2,454 shares held as beneficiary of the RCB Keogh Plan, 7,983 shares underlying stock options that are exercisable on or prior to May 23, 2004 and 319 shares granted pursuant to deferred stock awards. The number also includes shares beneficially owned by Blum Capital Partners, L.P. as described immediately below, of which shares Mr. Blum disclaims beneficial ownership, except to the extent of any pecuniary interest therein.

The number of shares beneficially owned by Blum Capital Partners, L.P. includes 935,803 shares owned directly by Blum Capital Partners, L.P. and four limited partnerships for which Blum Capital Partners, L.P. serves as the general partner and one investment advisory client for which Blum Capital Partners, L.P. serves as investment advisor with voting and investment discretion. These shares may be deemed to be owned indirectly by the following parties: (a) Blum Capital Partners, L.P.; (b) Richard C. Blum & Associates, Inc., the sole general partner of Blum Capital Partners, L.P.; and (c) as indicated in the preceding paragraph, Richard C. Blum, our Vice Chairman, and a significant stockholder and Chairman of Richard C. Blum and Associates, Inc. Richard C. Blum & Associates, Inc., Blum Capital Partners, L.P. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

The number also includes 5,845,104 shares owned directly by Blum Strategic Partners, L.P. These shares may be deemed to be owned indirectly by Blum Strategic GP, L.L.C., the general partner of Blum Strategic Partners, L.P. and by Mr. Blum, a managing member of Blum Strategic GP, L.L.C. Both Blum Strategic GP, L.L.C. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(4)	Includes 267,467 shares underlying stock options that are exercisable on or before May 23, 2004.

(5)	Includes 319 shares granted pursuant to deferred stock awards.

(6)	Includes 24,335 shares underlying stock options that are exercisable on or before May 23, 2004.

(7)	Includes 7,983 shares underlying stock options that are exercisable on or before May 23, 2004 and 319 shares granted pursuant to deferred stock awards.

(8)	Includes 319 shares granted pursuant to deferred stock awards.

(9)	Includes 40,335 shares underlying stock options that are exercisable on or before May 23, 2004.

(10)	Includes 780,000 shares underlying stock options that are exercisable on or before May 23, 2004.

(11)	Includes 7,983 shares underlying stock options that are exercisable on or before May 23, 2004 and 319 shares granted pursuant to deferred stock awards.

(12)	Includes 12,500 shares underlying stock options that are exercisable on or before May 23, 2004.

(13)	Includes 319 shares granted pursuant to deferred stock awards.

(14)	Includes 2,183 shares underlying stock options that are exercisable on or before May 23, 2004 and 319 shares granted pursuant to deferred stock awards.

(15)	Includes 64,667 shares underlying stock options that are exercisable on or before May 23, 2004.

(16)	Includes 5,983 shares underlying stock options that are exercisable on or before May 23, 2004 and 319 shares granted pursuant to deferred stock awards.

(17)	Includes 1,295,421 shares underlying stock options that are exercisable on or before May 23, 2004 and 2,871 shares granted pursuant to deferred stock awards. Also includes shares beneficially owned by Blum Capital Partners, L.P. as described in footnote 3 above, of which shares Mr. Blum disclaims beneficial ownership, except to the extent of any pecuniary interest therein.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus supplement, the underwriters named below have severally agreed to purchase and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite their names below:

Number of
Underwriter	Shares

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse First Boston LLC
Lehman Brothers Inc.
D. A. Davidson & Co.
Morgan Joseph & Co. Inc.

Total	7,500,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters. The total price to the public will be $          , the total underwriting discounts and commissions will be $          and the total gross proceeds to us will be $          .

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,125,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed opposite the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed opposite the names of all underwriters in the preceding table. If the over-allotment option is exercised in full, the total price to the public would be $          , the total underwriting discounts and commissions would be $          and the total proceeds to us would be $          .

      The estimated offering expenses payable by us are approximately $500,000, not including the underwriting discounts and commissions, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

      We and each of our executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any transaction described above is to be settled by delivery of common stock, or such other securities, in cash or otherwise.

      The restrictions described in the immediately preceding paragraph do not apply to:

(i)	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering;

(ii)	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or gifts;

(iii)	transfers or distributions of shares of common stock, or any security convertible into or exercisable or exchangeable for common stock, to affiliates (as defined in Rule 405 under the Securities Act);

(iv)	issuances by us of shares of common stock upon the exercise of any options issued under our employee benefit plans that are outstanding as of the date of this prospectus supplement;

(v)	transfers to us of shares of common stock to pay the exercise price of stock options granted under our employee stock option plans and transfers of shares of common stock to us so long as the proceeds from such transfers are applied solely to pay withholding taxes due with respect to the exercises of such stock options or with respect to the vesting of restricted stock granted under our restricted stock plan;

(vi)	grants by us of options to purchase shares of common stock under our employee benefit plans as in effect on the date of this prospectus supplement;

(vii)	issuances by us of shares of common stock under our employee stock purchase plan as in effect on the date of this prospectus supplement; and

(viii)	transfers by a permitted distributee or transferee of any person other than us of common stock or securities convertible into or exercisable or exchangeable for common stock to a family member of such distributee or transferee of such person or to a trust created for the benefit of such distributee or transferee or a family member of such distributee or transferee of such person;

provided that in the case of any transfer or distribution referred to in clauses (ii), (iii) and (viii) above, such donee, transferee or distributee shall execute and deliver to Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated an agreement to be bound by the restrictions set forth above.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing this offering that could adversely affect investors who purchase shares in this offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      From time to time, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC and Lehman Brothers Inc. and their affiliates have provided, and may in the future provide, investment banking, commercial banking and financial advisory services to us, for which they have in the past received, and may in the future receive, customary fees.

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP of San Francisco, California. Sidley Austin Brown & Wood LLP, San Francisco, California is representing the underwriters.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate into this prospectus supplement and accompanying prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus supplement, or information that we later file with the SEC modifies and replaces such information. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but prior to the termination of the offering of the securities covered by this prospectus supplement (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	the annual report on Form 10-K for the year ended October 31, 2003, filed on January 22, 2004;

•	the quarterly report on Form 10-Q for the period ended January 31, 2004, filed on March 15, 2004;

•	the definitive proxy statement for our Annual Meeting of Stockholders, filed on February 17, 2004; and

•	the description of our common stock contained in our registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to URS Corporation, Attention: Corporate Secretary, URS Corporation, 600 Montgomery Street, 26th Floor, San Francisco, California 94111-2728, (415) 774-2700.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of URS Corporation:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of URS Corporation and its subsidiaries (“the Company”) at October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Notes 1 and 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of November 1, 2001.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

San Francisco, California

January 20, 2004

URS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	October 31,

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$15,508	$9,972
Accounts receivable, including retainage of $42,617 and $50,552, respectively	528,037	571,833
Costs and accrued earnings in excess of billings on contracts in process	393,670	399,093
Less receivable allowances	(33,106)	(30,710)

Net accounts receivable	888,601	940,216

Deferred income taxes	13,315	17,895
Prepaid expenses and other assets	22,241	20,248

Total current assets	939,665	988,331
Property and equipment at cost, net	150,553	156,524
Goodwill, net	1,004,680	1,001,629
Purchased intangible assets, net	11,391	14,500
Other assets	61,323	68,108

	$2,167,612	$2,229,092

LIABILITIES, MANDATORILY REDEEMABLE SECURITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$23,885	$30,298
Accounts payable and subcontractors payable, including retainage of $7,409 and $5,190, respectively	172,500	199,728
Accrued salaries and wages	125,774	101,287
Accrued expenses and other	86,874	91,634
Billings in excess of costs and accrued earnings on contracts in process	83,002	92,235

Total current liabilities	492,035	515,182
Long-term debt	788,708	925,265
Deferred income taxes	55,411	40,629
Deferred compensation and other	66,385	67,431

Total liabilities	1,402,539	1,548,507

Commitments and contingencies (Note 9)
Mandatorily redeemable Series D senior convertible participating preferred stock, par value $.01; authorized 100 shares; issued and outstanding 0 and 100, respectively; liquidation preference $0 and $0, respectively	—	46,733

Stockholders’ equity:
Common stock, par value $.01; authorized 50,000 shares; issued and outstanding 33,664 and 30,084 shares, respectively	336	301
Treasury stock, 52 shares at cost	(287)	(287)
Additional paid-in capital	487,824	418,705
Accumulated other comprehensive loss	(906)	(5,132)
Retained earnings	278,106	220,265

Total stockholders’ equity	765,073	633,852

	$2,167,612	$2,229,092

See Notes to Consolidated Financial Statements

URS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share data)

	Years Ended October 31,

	2003	2002	2001

Revenues	$3,186,714	$2,427,827	$2,319,350
Direct operating expenses	2,005,339	1,489,386	1,393,818

Gross profit	1,181,375	938,441	925,532

Indirect expenses:
Indirect, general and administrative	1,000,970	791,625	755,791
Interest expense, net	83,571	55,705	65,589

	1,084,541	847,330	821,380

Income before taxes	96,834	91,111	104,152
Income tax expense	38,730	35,940	46,300

Net income	58,104	55,171	57,852
Preferred stock dividend	—	5,939	9,229

Net income available for common stockholders	58,104	49,232	48,623
Other comprehensive income (loss):
Foreign currency translation adjustments	4,226	(1,170)	(1,550)

Comprehensive income	$62,330	$48,062	$47,073

Net income per common share:
Basic	$1.78	$2.18	$2.79

Diluted	$1.76	$2.03	$2.41

Weighted average shares outstanding:
Basic	32,688	22,554	17,444

Diluted	33,041	27,138	23,962

See Notes to Consolidated Financial Statements

URS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

					Accumulated
	Common Stock			Additional	Other		Total
			Treasury	Paid-in	Comprehensive	Retained	Stockholders’
	Shares	Amount	Stock	Capital	Income (Loss)	Earnings	Equity

Balances, October 31, 2000	16,834	$168	$(287)	$137,389	$(2,412)	$122,936	$257,794
Employee stock purchases	1,364	14	—	13,722	—	—	13,736
Tax benefit of stock options	—	—	—	3,899	—	—	3,899
Quasi-reorganization NOL carryforward	—	—	—	263	—	(263)	—
Total comprehensive loss:
Foreign currency translation	—	—	—	—	(1,550)	—	(1,550)
Net income	—	—	—	—	—	57,852	57,852
In-kind preferred stock dividends	—	—	—	—	—	(9,229)	(9,229)

Balances, October 31, 2001	18,198	182	(287)	155,273	(3,962)	171,296	322,502
Employee stock purchases	1,084	11	—	19,327	—	—	19,338
Tax benefit of stock options	—	—	—	3,745	—	—	3,745
Conversion of preferred stock to common stock	5,845	58	—	126,780	—	—	126,838
Issuance of common stock in connection with the EG&G acquisition	4,957	50	—	112,250	—	—	112,300
Issuance of preferred stock in connection with the EG&G acquisition	—	—	—	1,067	—	—	1,067
Quasi-reorganization NOL carryforward	—	—	—	263	—	(263)	—
Total comprehensive loss:
Foreign currency translation	—	—	—	—	(1,170)	—	(1,170)
Net income	—	—	—	—	—	55,171	55,171
In-kind preferred stock dividends	—	—	—	—	—	(5,939)	(5,939)

Balances, October 31, 2002	30,084	301	(287)	418,705	(5,132)	220,265	633,852
Employee stock purchases	931	9	—	13,432	—	—	13,441
Tax benefit of stock options	—	—	—	12	—	—	12
Conversion of preferred stock to common stock	2,107	21	—	46,712	—	—	46,733
Issuance of over-allotment of common shares in connection with the conversion of preferred stock	480	5	—	8,700	—	—	8,705
Quasi-reorganization NOL carryforward	—	—	—	263	—	(263)	—
Total comprehensive income:
Foreign currency translation	—	—	—	—	4,226	—	4,226
Net income	—	—	—	—	—	58,104	58,104

Balances, October 31, 2003	33,602	$336	$(287)	$487,824	$(906)	$278,106	$765,073

See Notes to Consolidated Financial Statements

URS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended October 31,

	2003	2002	2001

Cash flows from operating activities:
Net income	$58,104	$55,171	$57,852

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,349	32,799	42,143
Amortization of financing fees	7,496	4,220	3,663
Loss on extinguishment of debt	—	7,620	—
Receivable allowances	2,396	1,694	(8,254)
Deferred income taxes	19,362	2,373	(3,894)
Stock compensation	4,187	2,345	1,964
Tax benefit of stock options	12	3,745	3,899
Changes in current assets and liabilities, net of business acquired:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	49,219	(59,658)	(27,920)
Income taxes recoverable	—	—	4,997
Prepaid expenses and other assets	(1,993)	8,738	(5,544)
Accounts payable, accrued salaries and wages and accrued expenses	(11,429)	(7,058)	(8,484)
Billings in excess of costs and accrued earnings on contracts in process	(9,233)	(3,721)	5,045
Deferred compensation and other	(1,046)	33,465	(6,906)
Other, net	5,077	5,839	(11,511)

Total adjustments	106,397	32,401	(10,802)

Net cash provided by operating activities	164,501	87,572	47,050

Cash flows from investing activities:
Payment for business acquisition, net of cash acquired	—	(340,540)	—
Proceeds from sale of subsidiaries and divisions	—	5,840	3,530
Capital expenditures, less equipment purchased through capital leases	(16,607)	(52,458)	(19,778)

Net cash used by investing activities	(16,607)	(387,158)	(16,248)

Cash flows from financing activities:
Proceeds from issuance of debt	—	195,280	—
Principal payments on long-term debt	(118,413)	(381,648)	(33,522)
Borrowings of long-term debt	212	476,101	—
Net borrowings (payments) under the line of credit	(27,259)	27,259	—
Capital lease obligations payments	(14,594)	(14,794)	(7,530)
Short-term note borrowings	1,257	278	5,830
Short-term note payments	(1,413)	(3,680)	(7,647)
Proceeds from sale of common shares and exercise of stock options	17,852	17,003	11,772
Payment of financing fees	—	(29,639)	—

Net cash provided (used) by financing activities	(142,358)	286,160	(31,097)

Net increase (decrease) in cash	5,536	(13,426)	(295)
Cash and cash equivalents at beginning of year	9,972	23,398	23,693

Cash and cash equivalents at end of year	$15,508	$9,972	$23,398

Supplemental information:
Interest paid	$63,414	$50,084	$75,434

Taxes paid	$17,180	$30,513	$33,882

Equipment acquired with capital lease obligations	$15,712	$23,419	$25,084

Non-cash dividends paid in-kind	$—	$6,740	$9,086

Conversion of Series B preferred stock to common stock	$—	$126,838	$—

Net book value of business sold	$—	$5,840	$3,530

See Notes to Consolidated Financial Statements

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.     ACCOUNTING POLICIES

Business

      The terms “we”, “us”, and “our” used in these footnotes include URS Corporation and its consolidated subsidiaries unless otherwise indicated. We offer a comprehensive range of professional planning and design, system engineering and technical assistance, program and construction management, and operations and maintenance services for transportation, hazardous waste management, industrial process and petrochemical refinement, general building and water/wastewater treatment projects. We are also a leading provider of operations and maintenance, logistics and technical services to the Department of Defense and other federal government agencies. Headquartered in San Francisco, we operate in more than 20 countries with approximately 26,000 employees providing services to state, local and federal government agencies, as well as to private clients in the chemical, pharmaceutical, manufacturing, forest product, energy, oil, gas, mining, healthcare, water supply, retail and commercial development, telecommunication and utility industries.

Principles of Consolidation and Basis of Presentation

      Our consolidated financial statements include the accounts of our subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation. We include in current assets and liabilities amounts realizable and payable under engineering and construction contracts that extend beyond one year. The consolidated financial statements reflect the August 2002 acquisitions of Carlyle-EG&G Holdings Corp. and Lear Siegler Services, Inc. (collectively, “EG&G”), which were all accounted for under the purchase accounting method. See Note 2, “Acquisition.” We participate in joint ventures formed for the purpose of bidding, negotiating and executing projects. Sometimes we function as the sponsor or manager of the projects performed by the joint venture. Investments in non-consolidated joint ventures are accounted for using the equity method.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

      We earn our revenues from cost-plus, fixed-price and time-and-materials contracts. At October 31, 2003, we had over 12,000 active projects, none of which represented more than 4% of our total revenues for fiscal year ended October 31, 2003. If estimated total costs on any contract indicate a loss, we charge the entire estimated loss to operations in the period the loss becomes known. The cumulative effect of revisions to revenue and estimated costs to complete contracts, including penalties, incentive awards, change orders, claims, anticipated losses, and others are recorded in the accounting period in which the amounts are known and can be reasonably estimated. Such revisions could occur at any time and the effects may be material.

      The majority of our contracts are for professional planning, design and various other types of engineering projects, including systems engineering, and program and construction management. We account for such contracts on the “percentage-of-completion” method, wherein revenue is recognized as costs are incurred. Under the percentage-of-completion method for revenue recognition, we estimate the progress towards completion to determine the amount of revenue and profit to recognize on all significant contracts. We generally utilize a cost-to-cost approach in applying the percentage-of-completion method, where revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred. For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For instance, in a

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

project where a large amount of permanent materials are purchased, including the costs of these materials in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours for measuring progress on the project and recognize revenue accordingly.

      Under the percentage-of-completion method, recognition of profit is dependent upon the accuracy of a variety of estimates, including engineering progress, materials quantities, achievement of milestones, incentives, penalty provisions, labor productivity, cost estimates and others. Such estimates are based on various professional judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

      We have a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on our long-term engineering and construction contracts. However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

      Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance, evenly over the period, or over units of production.

      Cost-Plus Contracts. We have four major types of cost-plus contracts:

•	Cost-Plus Fixed Fee. Under cost-plus fixed fee contracts, we charge our clients for our costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, we estimate all recoverable direct and indirect costs and then add a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. We recognize revenues based on the actual labor costs, based on hours of labor effort, plus non-labor costs we incur, plus the portion of the fixed fee we have earned to date. We invoice for our services as revenues are recognized or in accordance with agreed-upon billing schedules. Aggregate revenues from cost-plus fixed fee contracts may vary based on the actual number of labor hours worked and other actual contract costs incurred. However, if actual labor hours and other contract costs exceed the original estimate agreed to by our client, we generally must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for the additional costs (see “Change Orders and Claims.”).

•	Cost-Plus Fixed Rate. Under our cost-plus fixed rate contracts, we charge clients for our costs plus negotiated rates based on our indirect costs. In negotiating a cost-plus fixed rate contract, we estimate all recoverable direct and indirect costs and then add a profit component, which is a percentage of total recoverable costs, to arrive at a total dollar estimate for the project. We recognize revenues based on the actual total number of labor hours and other costs we expend at the cost plus fixed rate we negotiated. Similar to cost-plus fixed fee contracts, aggregate revenues from cost-plus fixed rate contracts may vary and we generally must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for any additional costs that exceed the original contract estimate (see “Change Orders and Claims”).

•	Cost-Plus Award Fee. Some cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, we may share award fees with subcontractors and/or our employees. We record accruals for fee sharing on a monthly basis as related award fee revenue is earned. We generally recognize revenues to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. We take the award fee or penalty on contracts into consideration when estimating sales and profit rates, and we record revenues related to the award fees when there is sufficient

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

information to assess anticipated contract performance. On contracts that represent higher than normal risk or technical difficulty, we defer all award fees until an award fee letter is received. Once an award letter is received, the estimated or accrued fees are adjusted to the actual award amount.

•	Cost-Plus Incentive Fee. Some of our cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether we achieve above-, at-, or below-target results. We recognize revenues on these contracts assuming that we will achieve at-target results, unless we estimate our cost at completion to be materially above or below target. If our estimated cost to complete the project indicates that our performance is, or will be, below target, we adjust our revenues down to the below-target estimate. If our estimate to complete the project indicates that our performance is above target, we do not adjust our revenues up to correspond with our estimated higher level of performance unless authorization to recognize additional revenues is obtained from appropriate levels of management.

      Labor costs and subcontractor services are the principal components of our direct costs on cost-plus contracts, although some include materials and other direct costs. Some of these contracts include a provision that the total actual costs plus the fee will not exceed a guaranteed price negotiated with the client. Others include rate ceilings that limit the reimbursement for general and administrative costs, overhead costs and materials handling costs. The accounting for these contracts appropriately reflects such guaranteed price or rate ceilings. Revenues in excess of cost limitation or rate ceilings are recognized in accordance with “Change Orders and Claims” as described below.

      Federal Acquisition Regulations, which are applicable to all federal government contracts and which are partially or fully incorporated in many local and state agency contracts, limit the recovery of certain specified indirect costs on contracts subject to such regulations. Cost-plus contracts covered by Federal Acquisition Regulations and some state and local agencies also require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed under forward pricing arrangements. In accordance with industry practice, most of our federal government contracts are subject to termination at the discretion of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

      Fixed-Price Contracts. We enter into two major types of fixed-price contracts:

•	Firm Fixed-Price (“FFP”). Our FFP contracts have historically accounted for most of our fixed-price contracts. Under FFP contracts, our clients pay us an agreed amount negotiated in advance for a specified scope of work. We recognize revenues on FFP contracts using the percentage-of-completion method described above. We do not adjust our revenues downward if we incur costs below our original estimated costs. Prior to completion, our recognized profit margins on any FFP contract depend on the accuracy of our estimates and will increase to the extent that our current estimates of aggregate actual costs are below amounts previously estimated. Conversely, if our current estimated costs exceed prior estimates, our profit margins will decrease and we may realize a loss on a project. In order to increase aggregate revenue on the contract, we generally must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for the additional costs (see “Change Orders and Claims”).

•	Fixed-Price Per Unit (“FPPU”). Under our FPPU contracts, clients pay us a set fee for each service or production transaction that we complete. We are generally guaranteed a minimum number of service or production transactions at a fixed price, but our actual profit margins on any FPPU contract depend on the number of service transactions we ultimately complete. We recognize revenues under FPPU contracts as we complete and bill the related service transactions to our clients. If our current estimates of the aggregate average costs per service transaction turn out to exceed our prior estimates, our profit margins will decrease and we may realize a loss on the project. In order to increase aggregate revenues on a

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

contract, we generally must obtain a change order, contract modification, or successfully prevail in a claim in order to receive payment for the additional costs (see “Change Orders and Claims”).

      Time-and-Materials Contracts. Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we spend on a project. In addition, clients reimburse us for our actual out-of-pocket costs of materials and other direct incidental expenditures that we incur in connection with our performance under the contract. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared with negotiated billing rates. The majority of our time-and-material contracts are subject to maximum contract values, and accordingly, revenues under these contracts are recognized under the percentage-of-completion method or as a revenue arrangement with multiple deliverables as described above. Revenues on contracts that are not subject to maximum contract values are recognized based on the actual number of hours we spend on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that we incur on the projects. Our time-and materials contracts also generally include annual billing rate adjustment provisions.

      Change Orders and Claims. Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either we or our customer may initiate change orders. They may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Claims are amounts in excess of agreed contract price that we seek to collect from our clients or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

      Change orders and claims occur when changes are experienced once contract performance is underway. Change orders are sometimes documented and terms of such change orders agreed with the client before the work is performed. Sometimes circumstances require that work progresses without client agreement before the work is performed. Costs related to change orders and claims are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value and can be reliably estimated. Claims are included in total estimated contract revenues, but only to the extent that contract costs related to the claims have been incurred, when it is probable that the claim will result in a bona fide addition to contract value and can be reliably estimated. No profit is recognized on claims until final settlement occurs. This can lead to a situation where costs are recognized in one period and revenues are recognized when client agreement is obtained or claims resolution occurs, which can be in subsequent periods.

Costs and Accrued Earnings in Excess of Billings on Contracts in Process and Billings in Excess of Costs and Accrued Earnings on Contracts in Process

      Costs and accrued earnings in excess of billings on contracts in process in the accompanying consolidated balance sheets represent amounts earned and reimbursable under contracts in progress. As of October 31, 2003 and 2002, costs and accrued earnings in excess of billings on contracts in progress were $393.7 million and $399.1 million, respectively. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project. Generally, such unbilled amounts will be billed and collected over the next 12 months.

      Billings in excess of costs and accrued earnings on contracts in process in the accompanying consolidated balance sheets represent cash collected from clients on contracts in advance of revenues earned thereon, as well as advanced billings to clients in excess of costs and earnings on uncompleted contracts. It also includes provisions for losses on contracts, and reserves for audit and closing adjustments on both federal and state contracts. As of October 31, 2003, and 2002, billings in excess of costs and accrued earnings on contracts in process were $83.0 million and $92.2 million, respectively. We anticipate that substantially all such amounts will be earned over the next 12 months.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Allowance for Uncollectible Accounts Receivable

      Our accounts receivable and costs and accrued earnings in excess of billings on contracts in process are reduced by an allowance for amounts that may become uncollectible in the future. We base our estimated allowance for uncollectible amounts primarily on management’s evaluation of the financial condition of our clients. Management regularly evaluates the adequacy of the allowance for uncollectible amounts by taking into consideration factors such as the type of client: governmental agencies or private sector; trends in actual and forecasted credit quality of the client, including delinquency and late payment history; and current economic conditions that may affect a client’s ability to pay.

Accounts Receivable — Retainage

      Accounts receivable — retainage represents amounts billed to clients for the services performed that, by their terms, will not be paid until the projects are at or near completion. As a result, a significant portion of the accounts receivable — retainage is not expected to be collected within one year.

Concentrations of Credit Risk

      Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of clients that comprise our customer base and their dispersion across different business and geographic areas. Our cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the United States of America and Europe. We estimate and maintain an allowance for potential uncollectible accounts and such estimates have historically been within management’s expectations.

Cash and Cash Equivalents

      We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

      Carrying amounts of some of our financial instruments including cash, accounts receivable, accounts payable and other liabilities approximate fair values due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the total fair values of our long-term debt exceeds the carrying values as disclosed in Note 6, “Current and Long-Term Debt.”

Property and Equipment

      Property and equipment are stated at cost. In the year assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any gain or loss on disposal is reflected in income. Depreciation is provided on the straight-line and the double declining methods using estimated lives ranging from three to ten years for property and equipment. Leasehold improvements are amortized over the length of the lease or estimated useful life, whichever is less.

Internal-Use Computer Software

      We expense or capitalize charges associated with development of internal-use software as follows:

      Preliminary project stage: Both internal and external costs incurred during this stage are expensed to operations as incurred.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and affirmed management authorizes the computer software project. However, training costs and the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed to operations as incurred.

      Post-Implementation/ Operation Stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

      Costs of upgrades and enhancements are capitalized if the expenditures will result in added functionality for the software. Capitalized software costs are depreciated using the straight-line method over the estimated useful life of the related software, which may be up to ten years. Impairment is measured and recognized in accordance with the Statement of Financial Accounting Standards No. 144, which we adopted on November 1, 2002.

Goodwill

      In accordance with the adoption of SFAS 142, we ceased to amortize goodwill and instead tested the goodwill for impairment at least annually beginning in fiscal year 2002. We also periodically evaluate the recoverability of goodwill and take into account events or circumstances that may indicate a possible impairment of goodwill. Prior to fiscal 2002, our goodwill was amortized using the straight-line method over its estimated period of benefit.

Purchased Intangible Assets

      We amortize our purchased intangible assets using the straight-line method over their estimated period of benefit, ranging from three to fourteen years.

Income Taxes

      We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and based on expected future operating results, management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Income tax expense is the tax payable for the period plus or minus the change in deferred tax assets and liabilities during the period.

Income Per Common Share

      Basic income per common share is computed by dividing net income available for common stockholders by the weighted-average number of common shares outstanding for the period. Diluted income per share of common stock is computed giving effect to all potentially dilutive shares of common stock that were outstanding during the period. Potentially dilutive shares of common stock consist of the incremental shares of common stock issuable upon the exercise of stock options and convertible preferred stock. Diluted income per share is computed by dividing net income available for common stockholders plus the preferred stock dividend by the weighted-average common share and potentially dilutive common shares that were outstanding during the period. Due to the participation features of the Series D Convertible Participating Preferred Stock (“Series D Preferred Stock”) issued in connection with the EG&G acquisition, which were not convertible until January 28, 2003, for purposes of the income per share calculations, these shares were assumed to be a separate class of common stock from the date of acquisition to January 28, 2003 (which resulted in approximately 504,000 additional weighted-average common shares in the basic income per common share calculations for the fiscal year ended October 31, 2003).

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Accordingly, income per common share for fiscal year 2003 has been calculated using the two-class method, which is an earnings allocation formula that determines income per common share for each class of common stock. Under the two-class method, approximately $895,000 of net income for the fiscal year ended October 31, 2003 is allocable to the Series D Preferred Stock and the remaining amount is allocable to common stock. While a proportionate amount of the income otherwise available to common stockholders is allocable, as described above, to the weighted-average number of assumed converted Series D Preferred Stock shares outstanding during the fiscal year ended October 31, 2003, the presentation below combines the two classes of common stock in the weighted average common stock outstanding. On January 28, 2003, the Series D Preferred Stock shares were converted to common shares outstanding.

      In accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 128 (“SFAS 128”), “Earnings per Share,” a reconciliation of the numerator and denominator of basic and diluted income per common share is provided as follows:

	Years Ended October 31,

	2003	2002	2001

	(In thousands, except
	per share amounts)
Numerator — Basic
Net income available for common stockholders	$58,104	$49,232	$48,623

Denominator — Basic
Weighted-average common stock outstanding	32,688	22,554	17,444

Basic income per share	$1.78	$2.18	$2.79

Numerator — Diluted
Net income available for common stockholders	$58,104	$49,232	$48,623
Preferred stock dividend	—	5,939	9,229

Net income	$58,104	$55,171	$57,852

Denominator — Diluted
Weighted-average common stock outstanding	32,688	22,554	17,444
Effect of dilutive securities:
Stock options	353	1,194	1,212
Convertible preferred stock	—	3,390	5,306

	33,041	27,138	23,962

Diluted income per share	$1.76	$2.03	$2.41

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following outstanding stock options were not included in the computation of diluted income per share because the exercise price was greater than the average market value of the shares of common stock in the periods presented.

	Years Ended October 31,

	2003	2002	2001

	(In thousands, except
	per share amounts)
Number of stock options where exercise price exceeds average price	3,085	66	1,512
Stock option exercise price range where exercise price exceeds average price:
Low	$17.05	$27.30	$20.94
High	$33.20	$33.90	$28.00
Average stock price during the period	$16.86	$25.92	$20.51

      Convertible subordinated debt was not included in the computation of diluted income per share because it would be anti-dilutive.

Stock-Based Compensation

      We account for stock issued to employees and outside directors in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Accordingly, compensation cost is measured based on the excess, if any, of the market price of our common stock over the exercise price of a stock option, determined on the date the option is granted.

      In January 2003, FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted SFAS 148 during the year ended October 31, 2003 and disclosures required pursuant to SFAS 148 are included in the table below. SFAS 148 also requires disclosure of pro-forma results on an interim basis as if we had applied the fair value recognition provisions of SFAS 123. We do not expect to change to the fair value based method of accounting for stock-based employee compensation and therefore, adoption of SFAS 148 is not expected to impact our financial results.

      We continue to apply APB 25 and related interpretations in accounting for our 1991 Stock Incentive Plan and 1999 Equity Incentive Plan (the “Plans”). All of our options are awarded with an exercise price that is equal to the market price of our stock on the date of the grant and accordingly, no compensation cost has been recognized in connection with options granted under the Plans. Had compensation cost for awards under the

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Plans been determined in accordance with SFAS 123, as amended, our net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Years Ended October 31,

	2003	2002	2001

	(In thousands, except
	per share amounts)
Numerator — Basic
Net income available for common stockholders:
As reported	$58,104	$49,232	$48,623
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	8,108	9,996	3,127

Pro forma net income	$49,996	$39,236	$45,496

Denominator — Basic
Weighted-average common stock outstanding	32,688	22,554	17,444

Basic income per share:
As reported	$1.78	$2.18	$2.79
Pro forma	$1.53	$1.74	$2.61
Numerator — Diluted
Net income available for common stockholders:
As reported	$58,104	$49,232	$48,623
Preferred stock dividends	—	5,939	9,229

Net income	58,104	55,171	57,852
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	8,108	9,996	3,127

Pro forma net income	$49,996	$45,175	$54,725

Denominator — Diluted
Weighted-average common stock outstanding	33,041	27,138	23,962

Diluted income per share:
As reported	$1.76	$2.03	$2.41
Pro forma	$1.51	$1.66	$2.28

      The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rates	3.31%-4.42%	3.77%-5.44%	4.62%-5.28%
Expected life	7.32 years	7.6 years	4 years
Volatility	47.59%	45.66%	44.58%
Expected dividends	None	None	None

      See further discussion on our stock options under Note 11, “Stockholders’ Equity”

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Derivative Financial Instruments

      We are exposed to risk of changes in interest rates as a result of borrowings under our credit facility. We periodically enter into interest rate derivatives to protect against this risk. During fiscal year 2003, we did not enter into any interest rate derivatives due to our current percentage of fixed interest rate debt and to our assessment of the costs/benefits of interest rate hedging given the current low interest rate environment.

Adopted and Recently Issued Statements of Financial Accounting Standards

      In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses the significant issues relating to recognition, measurement, and reporting costs associated with an exit or disposal activity, including restructuring activities. SFAS 146 requires the recording of a liability on the date on which the obligation is incurred and should be initially measured at fair value. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. As permitted, we adopted SFAS 146 early on November 1, 2002 and adoption of SFAS 146 does not significantly impact our financial statements.

      In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 clarifies the requirements of FASB Statement No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45’s provisions for initial recognition and measurement are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. Under the provisions of FIN 45, accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. Adoption of FIN 45 does not significantly impact our financial statements.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires a variable interest entity (VIE) to be consolidated by a company that is considered to be the primary beneficiary of that VIE. In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R for our consolidated financial statements are as follows:

1) Special purpose entities (“SPEs”) created prior to February 1, 2003. We must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. We have completed our assessment and determined that we have no SPE’s.

2) Non-SPEs created prior to February 1, 2003. We are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. While not required, we could elect to adopt FIN 46 or FIN 46-R for these non-SPEs as of the end of the first interim or annual reporting period ending after December 15, 2003. As is common to the industry, we have executed contracts jointly with third parties through partnerships and joint ventures. In general, we account for these investments in accordance with Emerging Issues Task Force Issue 00-01, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.” We are currently evaluating three significant joint ventures in accordance with FIN 46-R to determine whether any of the joint ventures qualify as a VIE and whether we are the primary beneficiary; however, our analysis is not yet complete. If we determine that any of these joint ventures require consolidation under FIN 46-R, it could have a material impact on revenue and costs, but not net income, in our consolidated financial statements for interim or annual periods in filings subsequent to January 31, 2004.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

3) All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. We are required to apply the provisions of FIN 46 unless we elect to early adopt the provisions of FIN 46-R as of the first interim or annual reporting period ending after December 15, 2003. If we do not elect to early adopt FIN 46-R, then we are required to apply FIN 46-R to these entities as of the end of the first interim or annual reporting period ending after March 15, 2004. We have not entered into any material joint venture or partnership agreements subsequent to January 31, 2003 and we do not expect to enter into any such material agreements during our first interim period ended January 31, 2004. If we enter into any significant joint venture and partnership agreements in the future that would require consolidation under FIN 46 or FIN 46-R, it could have a material impact on our consolidated financial statements in future filings.

      In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years, including interim periods, beginning after December 15, 2002. SFAS 148 also requires disclosure of proforma results on a quarterly basis as if we had applied the fair value recognition provisions of SFAS 123. We do not currently expect to adopt the fair value based method of accounting for stock-based employee compensation and therefore, adoption of SFAS 148 is not expected to impact our financial results. See “Stock-Based Compensation” of this note beginning on page F-14.

      EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, was first discussed at the July 2000 EITF meeting and was issued in February 2002. Certain revisions to the scope language were made and finalized in May 2003. It addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of EITF 00-21 does not have a significant impact on our financial statements.

      In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, we do not have any derivative instruments and do not anticipate entering into any derivative contracts. Accordingly, adoption of SFAS 149 does not have a significant impact on our financial statements.

      In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS 150 does not have a significant impact on our financial statements.

      In December of 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised) (“Revised SFAS 132”), “Employer’s Disclosure about Pensions and Other Postretirement Benefits.” Revised SFAS 132 retains disclosure requirements in original SFAS 132 and requires additional disclosures relating to assets, obligations, cash flows and net periodic benefit cost. Revised SFAS 132 is effective for fiscal years ending

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. Revised SFAS 132 will impact the disclosures in financial statements beginning in our second quarter of fiscal year ended October 31, 2004.

Reclassifications

      Reclassifications have been made to the 2002 and 2001 financial statements to conform to the 2003 presentation with no effect on consolidated net income, or equity as previously reported.

NOTE 2.     ACQUISITION

      On August 22, 2002, we acquired all of the outstanding common shares of the EG&G, a leading provider of operations and maintenance, logistics and technical services to the Department of Defense and other federal government agencies. In connection with the EG&G acquisition, we issued to the stockholders of the EG&G businesses 100,000 shares of Series D Preferred Stock. At a special meeting held on January 28, 2003, our stockholders approved the conversion of all outstanding shares of the Series D Preferred Stock into 2,106,674 shares of voting common stock. The conversion of Series D Preferred Stock to common stock constituted a change in control as defined under the terms of our employment arrangements with some executives resulting in the accelerated vesting of restricted common stock previously granted, which increased general and administrative expenses by approximately $2.5 million for the year ended October 31, 2003.

Pro Forma Results

      The operating results of EG&G have been included in the accompanying consolidated financial statements from the date of acquisition forward. Accordingly, the EG&G results of operations for the year ended October 31, 2002 were not included in our consolidated statements of operations until August 22, 2002, the date of acquisition.

      The following unaudited pro forma financial information presents the combined results of our and EG&G’s operations as if the EG&G acquisition had occurred as of the beginning of the fiscal periods presented. An adjustment of $1.2 million, net of tax, has been made to the combined results of operations, reflecting amortization of purchased intangibles, as if the EG&G acquisition had occurred at November 1, 2001. The unaudited pro forma financial information also excludes a non-recurring, pre-tax charge of $8.9 million and $10.6 million for fiscal years 2002 and 2001, respectively. This charge relates to early extinguishment of debt on a loan that would have been retired if the EG&G acquisition had occurred at the beginning of each of the fiscal years presented. The unaudited pro forma financial information is not intended to represent or be indicative of our consolidated results of operations that would have been reported had the EG&G acquisition been completed as of the dates presented, nor should it be taken as a representation of our future consolidated results of operations.

	Years Ended October 31,

	2002	2001

	(In thousands, except per
	share amounts)
	Unaudited
Revenues	$3,185,383	$3,177,614
Net income	$48,920	$56,981
Basic income per share	$1.52	$1.95
Diluted income per share	$1.49	$1.86

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Finalization of Purchase Price

      During the year ended October 31, 2003, we obtained the information necessary to complete the purchase accounting, including, among other things, the actuarial reports associated with our decision to amend an existing EG&G pension plan. As a result of this final information, we increased accrued liabilities and goodwill by approximately $4.0 million in our consolidated balance sheets from the preliminary purchase price allocation previously disclosed at October 31, 2002, including some reclassification entries.

NOTE 3.     PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

	October 31,

	2003	2002

	(In thousands)
Equipment	$161,655	$135,609
Furniture and fixtures	25,792	26,875
Leasehold improvements	28,059	26,221
Construction in progress	2,643	222
Building	—	295

	218,149	189,222
Less: accumulated depreciation and amortization	(86,416)	(85,676)

	131,733	103,546

Capital leases	75,093	82,269
Less: accumulated amortization	(56,273)	(29,291)

	18,820	52,978

Property and equipment at cost, net	$150,553	$156,524

      As of October 31, 2003 and 2002, we capitalized development costs of internal-use software of $58.3 million and $50.1 million, respectively. Capitalized software costs are amortized using the straight-line method over an estimated useful life of ten years.

      Property and equipment is depreciated by using the following estimated useful life.

Estimated Useful Life

Equipment	4 — 10 years
Capital leases	4 — 10 years
Furniture and fixtures	10 years
Leasehold improvements	9 months — 20 years
Building	45 years

      Depreciation and amortization expense of property and equipment for the fiscal years ended 2003, 2002 and 2001 was $38.3 million, $32.8 million, and $26.5 million, respectively.

NOTE 4.     GOODWILL AND PURCHASED INTANGIBLE ASSETS

      We adopted SFAS 142 on November 1, 2001 and ceased to amortize goodwill on that date. Goodwill represents the excess of the purchase price over the fair value of the net tangible assets of various operations acquired by us. Goodwill was amortized on the straight-line method over periods ranging from 30 to 40 years for

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

the years ended before November 1, 2001. Accumulated amortization was $54.8 million at October 31, 2003, 2002 and 2001. Amortization expense for the fiscal years ended 2003, 2002 and 2001 were $0 million, $0 million, and $15.6 million, respectively.

      The adoption of SFAS 142 removed certain differences between book and tax income; therefore, our fiscal years 2003 and 2002 effective tax rate has been reduced to approximately 40.0% and 39.5%, respectively.

      SFAS 142 requires goodwill and other intangible assets to be tested for impairment at least annually. Accordingly, we have completed our annual review of the recoverability of goodwill as of October 31, 2003, which indicated that no impairment of goodwill had been experienced. We believe the following methodology we use in testing impairment of goodwill provides us with a reasonable basis in determining whether an impairment charge should be taken.

      We regularly evaluate whether events and circumstances have occurred which may indicate a possible impairment of goodwill. In evaluating whether there is an impairment of goodwill, we calculate the estimated fair value of our company considering the average closing sales price of our common stock, interest-bearing obligations and projected discounted cash flows as of the date we perform the impairment tests. We allocate a portion of the total fair value to different reporting units based on discounted cash flows. We then compare the resulting fair values by reporting units to the respective net book values, including goodwill. If the net book value of a reporting unit exceeds its fair value, we measure the amount of the impairment loss by comparing the implied fair value (which is a reasonable estimate of the value of goodwill for the purpose of measuring an impairment loss) of the reporting unit’s goodwill with the carrying amount of that goodwill. To the extent that the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, we recognize a goodwill impairment loss at that time. In evaluating whether there was an impairment of goodwill, we also take into consideration changes in our business mix and changes in our discounted cash flows, in addition to our average closing stock price. Based on our review of the goodwill by using the above described methodology, we concluded that we did not have any impairment of goodwill at October 31, 2003.

      We have allocated goodwill to the reporting units. The changes in the carrying amount of goodwill as of October 31, 2003 and 2002 were as follows:

		Accumulated	Net
	Goodwill	Amortization	Goodwill

	(In thousands)
Balance at October 31, 2001	$555,090	$(54,804)	$500,286
Contingent purchase price related to prior acquisitions	1,791	—	1,791
Goodwill related to the acquisition of EG&G	499,552	—	499,552

Balance at October 31, 2002	$1,056,433	$(54,804)	$1,001,629
Finalization of purchase price of the EG&G acquisition	4,000	—	4,000
Reclassification to intangible assets related to the EG&G acquisition	(949)	—	(949)

Balance at October 31, 2003	$1,059,484	$(54,804)	$1,004,680

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following table reflects the adjusted net income and net income per share as if SFAS 142 had been effective as of November 1, 2000 and assuming that the effective tax rates remained at 44.5% for the year ended October 31, 2001:

	Years Ended October 31,

	2003	2002	2001

	(In thousands, except
	per share data)
Net Income
Reported net income	$58,104	$55,171	$57,852
Add: goodwill amortization, net of tax	—	—	8,667

Adjusted net income	$58,104	$55,171	$66,519

Basic income per share
Reported net income	$1.78	$2.18	$2.79
Goodwill amortization	—	—	.49

Adjusted net income	$1.78	$2.18	$3.28

Diluted income per share
Reported net income	$1.76	$2.03	$2.41
Goodwill amortization	—	—	.37

Adjusted net income	$1.76	$2.03	$2.78

      Purchased intangible assets is comprised of $10.6 million in market value of customer backlog, $3.9 million of software acquired, and $1.0 million of favorable leases as a result of the EG&G acquisition. Purchased intangible assets are amortized on the straight-line method based on the estimated useful life of the intangible assets. The following table presents the estimated future amortization expense of purchased intangible assets:

	Market Value

			Favorable
	Backlog	Software	Leases	Total

	(In thousands)
2004	$1,721	$1,300	$126	$3,147
2005	1,546	1,048	126	2,720
2006	1,407	—	111	1,518
2007	903	—	97	1,000
2008	499	—	97	596
Thereafter	2,167	—	243	2,410

	$8,243	$2,348	$800	$11,391

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

NOTE 5.     INCOME TAXES

      The components of income tax expense applicable to the operations each year are as follows:

	Years Ended October 31,

	2003	2002	2001

	(In thousands)
Current:
Federal	$22,898	$19,832	$33,242
State and local	4,632	2,786	6,963
Foreign	4,251	3,786	3,660

Subtotal	31,781	26,404	43,865

Deferred:
Federal	5,478	9,787	4,510
State and local	770	1,375	945
Foreign	701	(1,626)	(3,020)

Subtotal	6,949	9,536	2,435

Total tax provision	$38,730	$35,940	$46,300

      As of October 31, 2003, we had available net operating loss (“NOL”) carryforwards for federal income tax and financial statement purposes of $14.1 million. Utilization of the NOL, which arose from our October 1989 quasi-reorganization and the acquisition of EG&G in August 2002, is limited pursuant to Section 382 of the Internal Revenue Code (“382 limit”). Of the total NOL, $0.8 million is subject to the 382 limit and will expire entirely in fiscal year 2004, $9.1 million is subject to the 382 limit of $13.0 million per year and will expire in fiscal years 2019 and 2021 and $4.2 million will be carried back for refund. We also have $12.8 million of foreign NOLs available to carry forward. These foreign NOLs are available only to offset income earned in foreign jurisdictions and will expire at various dates.

      While we have available NOL carryforwards, which partially offset otherwise taxable income for federal income tax purposes, for state tax purposes, such amounts are not necessarily available to offset income subject to tax.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The significant components of our deferred tax assets and liabilities are as follows:

      Deferred tax assets/(liabilities) due to:

	As of October 31,

	2003	2002	2001

	(In thousands)
Current:
Allowance for doubtful accounts	$5,566	$5,115	$5,392
Net operating losses	3,268	7,934	—
Inventory	—	124	—
Investment in joint ventures	—	(11)	—
Payroll related and other accruals	16,679	15,392	11,193

Current deferred tax asset	25,513	28,554	16,585

Revenue retentions	(393)	(825)	(1,402)
Prepaid expenses	(193)	(467)	—
Contingent liabilities	319	3,571	—
Unbilled fees	(11,931)	(12,938)	(4,887)

Current deferred tax liability	(12,198)	(10,659)	(6,289)

Net current deferred tax asset	$13,315	$17,895	$10,296

Non-Current:
Deferred compensation and pension	$5,440	$3,657	$2,995
Self-insurance contingency accrual	2,428	245	2,082
Depreciation and amortization	(5,171)	(1,503)	(1,245)
Income Tax credit carryforward	1,308	—	—
Foreign tax credit	1,006	1,596	561
Net operating loss	7,225	7,391	9,425

Gross non-current deferred tax asset	12,236	11,386	13,818
Valuation allowance	(309)	(572)	(5,815)

Net non-current deferred tax asset	11,927	10,814	8,003

Acquisition liabilities	(21,482)	(20,023)	(28,370)
Other deferred gain and unamortized bond premium	—	(501)	(725)
Restructuring accrual	(1,620)	(1,889)	(2,820)
Mark to market	—	—	—
Depreciation and amortization	(46,073)	(32,040)	(11,184)
Other accruals	1,837	3,010	396

Non-current deferred tax liability	(67,338)	(51,443)	(42,703)

Net non-current deferred tax liability	$(55,411)	$(40,629)	$(34,700)

      The change in the total valuation allowance related to deferred tax assets for the fiscal year ended October 31, 2003 compared to fiscal year ended October 31, 2002, results from a decrease of $0.3 million due to the utilization of domestic net operating losses. The change in the total valuation allowance related to deferred tax assets for the fiscal year ended October 31, 2002 compared to fiscal year ended October 31, 2001, was a decrease

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

of $0.3 million due to the utilization of domestic net operating losses and a decrease of $4.9 million due to the analysis, use, and adjustment of foreign losses available for use.

      The difference between total tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes is as follows:

	Years Ended October 31,

	2003	2002	2001

	(In thousands)
Federal income tax expense based upon federal statutory tax rate of 35%	$33,892	$31,889	$36,453
Nondeductible goodwill amortization	—	—	4,592
Meals and entertainment	893	1,261	1,289
Non-deductible expenses	1,310	760	290
NOL carryforwards utilized	(263)	(263)	(263)
Unbenefited foreign losses	—	—	305
EZ California Credit	(1,130)	(1,428)	—
Foreign earnings taxed at rates higher than U.S. statutory rate	66	220	41
State taxes, net of federal benefit	4,550	3,996	5,218
Adjustment due to change in federal and state rates	—	—	206
Extraterritorial income exclusion	(337)	(484)	(622)
Reversal of valuation adjustment	—	—	(821)
Utilization of deferred tax allowance and other adjustments	(251)	(11)	(388)

Total taxes provided	$38,730	$35,940	$46,300

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

NOTE 6.     CURRENT AND LONG-TERM DEBT

      Current and long-term debt consists of the following:

	As of October 31,

	2003	2002

	(In thousands)
Bank term loans, payable in quarterly installments	$357,808	$475,000
12 1/4% senior subordinated notes due 2009	200,000	200,000
11 1/2% senior notes due 2009 (net of discount and issue costs of $3,943 and $4,609)	196,057	195,391
Revolving line of credit	—	27,259
6 1/2% convertible subordinated debentures due 2012 (net of bond issue costs of $21 and $21)	1,777	1,775
8 5/8% senior subordinated debentures due 2004 (net of discount and bond issue costs of $210 and $210) (effective interest rate on date of restructuring was 25%)	6,245	5,346
Obligations under capital leases	39,796	47,842
Notes payable	10,910	2,950

	812,593	955,563
Less:
Current maturities of long-term debt	6,790	16,000
Current maturities of notes payable	3,415	439
Current maturities of capital leases	13,680	13,859

	$788,708	$925,265

      During fiscal year 2002, we incurred new borrowings through our Senior Secured Credit Facility and issued $200.0 million in aggregate principal amount due at maturity of 11 1/2% senior notes in connection with the EG&G acquisition.

Our Senior Secured Credit Facility

      Our Senior Secured Credit Facility. Simultaneously with the closing of the EG&G acquisition on August 22, 2002, we entered into a Senior Secured Credit Facility, which provides for two term loan facilities in the aggregate amount of $475.0 million and a revolving credit facility in the amount of $200.0 million. The term loan facilities consist of term loan A, a $125.0 million tranche, and term loan B, a $350.0 million tranche. As of October 31, 2003, we had outstanding $357.8 million in principal amount under the term loan facilities and no outstanding balance drawn on the revolving line of credit. At October 31, 2003, we had outstanding standby letters of credit aggregating to $57.5 million, reducing the amount available to us under our revolving credit facility to $142.5 million.

      During fiscal 2002, we repaid and terminated our old senior collateralized credit facility on August 22, 2002 simultaneously with the closing of the EG&G acquisition. Due to the early termination of our old senior collateralized credit facility, we recognized $7.6 million of loss on extinguishment of debt in fiscal 2002.

      Principal amounts under term loan A became due and payable on a quarterly basis beginning January 31, 2003, and thereafter through August 22, 2007. Annual required principal payments under the original term loan A amortization schedule ranged from $12.5 million to a maximum of $37.5 million with term loan A expiring and all remaining outstanding principal amounts becoming due and payable in full on August 22, 2007. Principal amounts under the original term loan B amortization schedule became due and payable on a quarterly basis

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

beginning January 31, 2003, in the amount of $3.5 million per year through October 31, 2007, with all remaining outstanding principal amounts becoming due and payable in equal quarterly installments with the final payment due on August 22, 2008. The accelerated prepayment of debt has reduced our required scheduled payments in fiscal 2004. The revolving credit facility expires and is payable in full on August 22, 2007.

      All loans outstanding under our Senior Secured Credit Facility bear interest at a rate per annum equal to, at our option, either the base rate or LIBOR, in each case plus an “applicable margin.” The applicable margin will adjust according to a performance pricing grid based on our ratio of consolidated total funded debt to consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). For the purposes of our Senior Secured Credit Facility, consolidated EBITDA is defined as consolidated net income plus interest, depreciation and amortization expenses, amounts set aside for the payment of taxes, for some non-cash items and pro forma adjustments related to permitted acquisitions, including the EG&G acquisition. The terms “base rate” and “LIBOR” have meanings customary and appropriate for financings of this type.

      Effective January 30, 2003, we amended our Senior Secured Credit Facility to increase the maximum leverage ratio of consolidated total funded debt to consolidated EBITDA, as defined by our Senior Secured Credit Facility loan agreement, to 4.50:1 for the first three quarters of fiscal year 2003, 4.25:1 for the fourth quarter of fiscal year 2003 and 4.00:1 for the first quarter of fiscal year 2004. As a result of the amendment, the applicable interest rates for all borrowings initially increase by 0.25% through the second quarter of fiscal year 2004, but revert to the original interest rates if we achieve a leverage ratio of 3.90:1 or less for fiscal year 2003 or 3.75:1 or less for the first quarter of fiscal year 2004. The amendment also provides that the applicable interest rates for all borrowings will increase an additional 0.25% if our leverage ratio is greater than 3.70:1 and either Standard & Poor’s or Moody’s were to lower our implied senior credit rating to below BB- or Ba3, respectively. As of October 31, 2003, we were in compliance with the original and amended leverage ratio financial covenants. Also, we were in compliance with the other covenants required by the 11 1/2% notes and the 12 1/4% notes.

      As amended, for both the term loan A and the revolving credit facility, the applicable margin over LIBOR will range between 2.50% and 3.50%. For the term loan B, the corresponding applicable margin over LIBOR will range between 3.50% and 4.00%. As of October 31, 2003, the LIBOR applicable margin was 3.25% for the term loan A and the revolving line of credit and 3.75% for the term loan B.

      On November 6, 2003, we amended our Senior Secured Credit Facility to allow us to repurchase or redeem up to $220.0 million of the 11 1/2% notes, the 12 1/4% notes and/or our 6 1/2% debentures (collectively as described below) with 100% of the net proceeds of equity issuance. The amendment also permits us, during any fiscal quarter ending on or after April 30, 2004, to use 25% of excess cash flow (as defined under our Senior Secured Credit Facility) to repurchase or redeem the 11 1/2% notes, the 12 1/4% notes and/or our 6 1/2% debentures provided that the leverage ratio, taking into consideration the repurchase or redemption, is less than 3.00:1, and increasing to 50% if the leverage ratio, taking into consideration the repurchase or redemption, is less than 2.50:1.

      On December 16, 2003, we amended our Senior Secured Credit Facility, reducing the applicable margin over LIBOR on our term loan B to a range of 2.50% to 2.75% from 3.50% to 4.00%. The term loan A and revolving line of credit applicable margins were not impacted.

      We are required to prepay the loans under our Senior Secured Credit Facility with:

•	100% of the net cash proceeds of all assets disposed of by us and our subsidiaries guaranteeing our Senior Secured Credit Facility, net of selling expenses, taxes and prepayments of debt required in connection with the sale of such assets, subject to reinvestment rights within 270 days for asset dispositions in amounts less than $20.0 million and other limited exceptions;

•	100% of the net cash proceeds from the issuance of debt by us, provided that such percentage shall be reduced to 50% for any fiscal year in which our leverage ratio, measured as of the end of the preceding fiscal year, is less than 2.5 to 1, subject to limited exceptions;

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

•	50% of the net cash proceeds from the issuance of equity by us or our subsidiaries, subject to limited exceptions. However, this requirement has been suspended for the first $220.0 million of net cash proceeds from the issuance of equity per our November 6, 2003 amendment that became effective September 15, 2003.

•	100% of excess cash flows during fiscal year 2003 (as defined under our Senior Secured Credit Facility and as required by the amendment), and commencing with fiscal 2004, 75% of excess cash flows, provided that such percentage shall be reduced to 50% for any fiscal year in which, measured as of the end of such fiscal year, our leverage ratio is less than 2.5 to 1.

      At our option, we may prepay the loans under our Senior Secured Credit Facility without premium or penalty, subject to reimbursement of the lenders’ prepayment fees in the case of prepayment of LIBOR loans.

      Substantially all of our operating domestic subsidiaries are guarantors of our Senior Secured Credit Facility on a joint and several basis. Our consolidated obligations are secured by a first priority perfected security interest in existing personal and real property, including a pledge of the capital stock of our subsidiary guarantors. Personal property and material real property we acquired in the future will also be included in the first priority perfected security. See Note 15, “Supplemental Guarantor Information.”

      In addition to the leverage coverage ratio discussed above, our Senior Secured Credit Facility requires us to maintain a minimum current ratio of 1.50:1, and a minimum fixed charge coverage ratio, which varies over the term of the facility between 1.05:1 and 1.20:1. Neither of these two financial covenants was modified by the amendments. The maximum leverage coverage ratio, as amended, decreases over the term of the facility from 4.50:1 to 3:1.

      Our Senior Secured Credit Facility also contains customary affirmative and negative covenants including, without limitation, the following material covenants: restrictions on mergers, consolidations, acquisitions, asset sales, dividend payments, stock redemptions or repurchases, repayments of junior indebtedness, transactions with stockholders and affiliates, liens, capital expenditures, capital leases, further agreements restricting the creation of liens (also called a “negative pledge”), sale-leaseback transactions, indebtedness, contingent obligations, investments and joint ventures. We are required to submit a quarterly compliance certification to the lender under our Senior Secured Credit Facility, and we were fully compliant with these covenants as of October 31, 2003.

Notes

      11 1/2% Senior Notes. Simultaneously with the closing of the EG&G acquisition on August 22, 2002, we issued $200.0 million in aggregate principal amount due at maturity of 11 1/2% Senior Notes due 2009 (the “11 1/2% notes”) for proceeds, net of $4.7 million of original issue discount, of approximately $195.3 million. Interest on the 11 1/2% notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2003. The notes are effectively subordinate to our Senior Secured Credit Facility and senior to our subordinated indebtedness, including the 12 1/4% notes, the 8 5/8% debentures, and the 6 1/2% debentures described below. As of October 31, 2003, all amounts remained outstanding under the 11 1/2% notes.

      Substantially all of our domestic subsidiaries fully and unconditionally guarantee the 11 1/2% notes on a joint and several basis. We may redeem any of the 11 1/2% notes beginning on September 15, 2006 at the following redemption prices (expressed as percentages of the principal amount of the 11 1/2% notes so redeemed), if we do so during the 12-month period commencing on September 15 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Redemption Price

2006	105.750%
2007	102.875%
2008	100.000%

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      In addition, at any time prior to or on September 15, 2005, we may redeem up to 35% of the principal amount of the 11 1/2% notes then outstanding with the net cash proceeds from the sale of capital stock. The redemption price will be equal to 111.50% of the principal amount of the redeemed 11 1/2% notes.

      If we undergo a change of control, we may be required to repurchase the 11 1/2% notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

      The indenture governing the 11 1/2% notes contains certain covenants that limit our ability to incur additional indebtedness, pay dividends or make distributions to our stockholders, repurchase or redeem capital stock, make investments or other restricted payments, incur subordinated indebtedness secured by a lien, enter into transactions with our stockholders and affiliates, sell assets and merge or consolidate with other companies. The indenture governing the 11 1/2% notes also contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults. We were fully compliant with all covenants of the 11 1/2% notes as of October 31, 2003.

      12 1/4% Senior Subordinated Notes. In June 1999, we issued $200.0 million in aggregate principal amount of 12 1/4% Senior Subordinated Notes due 2009 (the “12 1/4% notes”), all of which remained outstanding at October 31, 2003. Interest on the 12 1/4% notes is payable semi-annually in arrears on May 1 and November 1 of each year. The 12 1/4% notes are effectively subordinate to our Senior Secured Credit Facility and the 11 1/2% notes.

      Substantially all of our domestic subsidiaries fully and unconditionally guarantee the 12 1/4% notes on a joint and several basis. We may redeem the 12 1/4% notes, in whole or in part, at any time on or after May 1, 2004 at the following redemption prices (expressed as percentages of the principal amount of the 12 1/4% notes so redeemed), if we do so during the 12-month period commencing on May 1 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Redemption Price

2004	106.125%
2005	104.083%
2006	102.041%
2007 and thereafter	100.000%

      If we undergo a change of control, we may be required to repurchase the 12 1/4% notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

      The indenture governing the 12 1/4% notes contains certain covenants that limit our ability to incur additional indebtedness, pay dividends or make distributions to our stockholders, repurchase or redeem capital stock, make investments or other restricted payments, incur subordinated indebtedness secured by a lien, enter into transactions with our stockholders and affiliates, sell assets and merge or consolidate with other companies. The indenture governing the 12 1/4% notes also contains customary events of default, including payment defaults, cross-defaults, breach of covenants, bankruptcy and insolvency defaults and judgment defaults. We were fully compliant with all covenants of the 12 1/4% notes as of October 31, 2003.

Debentures

      8 5/8% Senior Subordinated Debentures (“8 5/8% debentures”). Our 8 5/8% debentures are due in January 2004. Interest on these debentures is payable semi-annually in January and July of each year. Our 8 5/8% debentures are subordinate to our Senior Secured Credit Facility and the 11 1/2% notes. As of October 31, 2003, we owed $6.5 million on our 8 5/8% debentures, all of which were retired on January 15, 2004.

      6 1/2% Convertible Subordinated Debentures (“6 1/2% debentures”). Our 6 1/2% debentures are due in 2012 and are convertible into shares of our common stock at the rate of $206.30 per share. Interest on these debentures is payable semi-annually in February and August of each year. Sinking fund payments calculated to retire 70% of

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

our 6 1/2% debentures prior to maturity began in February 1998. Our 6 1/2% debentures are subordinate to our Senior Secured Credit Facility and the 11 1/2% notes. As of October 31, 2003, we owed $1.8 million on our 6 1/2% debentures.

Revolving Line of Credit

      We maintain a revolving line of credit to fund daily operating cash needs and to support standby letters of credit. Overall use of the revolving line of credit is driven by collection and disbursement activities during the normal course of business. Our regular daily cash needs follow a predictable pattern that typically follows our payroll cycles, which drives, if necessary, our borrowing requirements.

      Our average daily revolving line of credit balances for the years ended October 31, 2003 and 2002 were $21.0 million and $6.0 million, respectively. The maximum amounts outstanding at any one point in time during the years ended October 31, 2003 and 2002 were $70.0 million and $49.2 million, respectively. The effective average interest rates paid on the line of credit were approximately 6.2% and 6.3% during the year ended October 31, 2003 and 2002, respectively.

Notes Payable

      As of October 31, 2003 and 2002, we had $10.9 million and $3.0 million, respectively, of outstanding notes payable, which includes notes primarily used as our financing vehicle to purchase our office equipment, computer equipment and furniture.

Foreign Credit Lines

      We maintain foreign lines of credit, which are collateralized by assets of our foreign subsidiaries. At October 31, 2003 and 2002, we had zero amounts outstanding under the foreign lines of credit and amounts available under these foreign lines of credit were $7.5 million and 12.5 million, respectively.

Fair Value of Financial Instruments

      The fair values of the 11 1/2% notes and the 12 1/4% notes will fluctuate depending on the market conditions and our performance. The carrying values of the 11 1/2% notes and the 12 1/4% notes may at times differ from the fair values. As of October 31, 2003 and 2002, the total aggregate fair values of our long-term debt were approximately $867.6 million and $918.6 million, respectively.

Maturities

      The amounts of long-term debt outstanding (excluding capital leases) at October 31, 2003, maturing in the next five years are as follows:

(In thousands)

2004	$9,537
2005	32,264
2006	33,602
2007	38,229
2008	257,987
Thereafter	401,179

$772,798

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

NOTE 7.     OBLIGATIONS UNDER LEASES

      Total rental expense included in operations for operating leases for the fiscal years ended October 31, 2003, 2002 and 2001, totaled to $92.0 million, $81.7 million and $76.5 million, respectively. Some of the lease rentals are subject to renewal options and escalation based upon property taxes and operating expenses. These operating lease agreements expire at varying dates through 2013. Obligations under operating leases include building, office, and other equipment rentals. Obligations under capital leases include leases on vehicles, office equipment and other equipment.

      Obligations under non-cancelable lease agreements are as follows:

	Capital	Operating
	Leases	Leases

	(In thousands)
2004	$15,714	$70,777
2005	12,859	67,907
2006	9,349	58,925
2007	4,192	52,384
2008	1,437	43,307
Thereafter	13	96,367

Total minimum lease payments	$43,564	$389,667

Less: amounts representing interest	3,768

Present value of net minimum lease payments	$39,796

NOTE 8.     SEGMENT AND RELATED INFORMATION

      Prior to fiscal 2003, we were organized geographically into reporting segments, consisting of the Domestic Division and the International Division. Our Domestic division was comprised of all offices located in the United States of America. The International division was comprised of all offices in the United Kingdom, Western Europe, the Middle East, the Asia/ Pacific region (including Australia, China, Indonesia, New Zealand, and Singapore) and the Americas (including Canada, Mexico, and Central and South America but excluding the U.S.).

      During the fourth quarter of 2003, we organized our operations into two business divisions: the URS Division and the EG&G Division. These two divisions operate under separate management groups and produce discrete financial information. Their operating results are also reviewed separately by management. The information disclosed in our consolidated financial statements is based on the two divisions, which comprise our organizational structure as of October 31, 2003.

      The following table shows summarized financial information (in thousands) on our reportable segments. Included in the “Eliminations” column are elimination of inter-segment sales and elimination of investment in

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

subsidiaries. We have reclassified our reporting segment information for the periods prior to fiscal 2002 to conform to our presentation for fiscal 2003.

      As of and for the fiscal year ended October 31, 2003:

		Operating	Depreciation		Property and
		Income	and	Net Accounts	Equipment
	Revenues	(Loss)	Amortization	Receivable	at Cost, Net	Total Assets

	(In thousands)
Corporate	$—	$(33,251)	$488	$—	$1,584	$1,678,548
URS Division	2,259,145	165,888	35,985	706,323	142,714	887,259
EG&G Division	927,569	47,768	5,876	182,278	6,255	202,476
Eliminations	—	—	—	—	—	(600,671)

Total	$3,186,714	$180,405	$42,349	$888,601	$150,553	$2,167,612

      As of and for the fiscal year ended October 31, 2002:

		Operating	Depreciation		Property and
		Income	and	Net Accounts	Equipment
	Revenues	(Loss)	Amortization	Receivable	at Cost, Net	Total Assets

	(In thousands)
Corporate	$—	$(30,003)	$417	$—	$1,802	$1,697,939
URS Division	2,241,457	169,389	31,972	777,915	148,566	976,023
EG&G Division	186,370	7,430	410	162,301	6,156	195,817
Eliminations	—	—	—	—	—	(640,687)

Total	$2,427,827	$146,816	$32,799	$940,216	$156,524	$2,229,092

      As of and for the fiscal year ended October 31, 2001:

		Operating	Depreciation		Property and
		Income	and	Net Accounts	Equipment
	Revenues	(Loss)	Amortization	Receivable	at Cost, Net	Total Assets

	(In thousands)
Corporate	$—	$(23,787)	$10,552	$—	$820	$1,078,067
URS Division	2,319,350	193,528	31,591	745,179	106,177	1,046,004
Eliminations	—	—	—	—	—	(660,695)

Total	$2,319,350	$169,741	$42,143	$745,179	$106,997	$1,463,376

      We define our segment operating income (loss) as total segment net income, before income tax and net interest expense. Our long-lived assets primarily consist of our property and equipment.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Geographic areas

      Our revenues by geographic area are shown below.

	Years Ended October 31,

	2003	2002	2001

	(In thousands)
Revenues
United States	$2,940,137	$2,220,478	$2,109,173
International	254,270	213,090	216,975
Eliminations	(7,693)	(5,741)	(6,798)

Total revenues	$3,186,714	$2,427,827	$2,319,350

Major Customers

      Prior to fiscal year 2003, none of our individual customers contributed more than ten percent of our total consolidated revenues. For the year ended October 31, 2003, one major customer, as listed below, met the above specified criteria.

	URS Division	EG&G Division	Total

	(In millions)
Department of the U.S. Army(1)	$102.1	$348.3	$450.4

(1)	Department of the U.S. Army includes U.S. Army Corps of Engineers

NOTE 9.     COMMITMENTS AND CONTINGENCIES

      Currently, we have limits of $125.0 million per loss and $125.0 million in the aggregate annually for general liability, professional errors and omissions liability and contractor’s pollution liability insurance. These policies include self-insured claim retention amounts of $4.0 million, $5.0 million and $5.0 million, respectively.

      Excess limits provided for these coverages are on a “claims made” basis, covering only claims actually made during the policy period currently in effect. Thus, if we do not continue to maintain these excess policies, we will have no coverage for claims made after the termination date even for claims based on events that occurred during the term of coverage. We intend to maintain these policies; however, we may be unable to maintain existing coverage levels. In addition, claims may exceed the available amount of insurance. We believe that the settlement of existing claims will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. We have maintained insurance without lapse for many years with limits in excess of losses sustained.

      At October 31, 2003, we had the following guarantee obligations:

We have guaranteed the credit facility of EC III, LLC, a 50%-owned, unconsolidated joint venture, in the event of a default by the joint venture. This joint venture was formed in the ordinary course of business to perform a contract for the federal government. The term of the guarantee is equal to the remaining term of the underlying debt, which is two years. The maximum potential amount of future payments which we could be required to make under this guarantee at October 31, 2003 was $6.5 million.

We also maintain a variety of commercial commitments that are generally made to provide support for provisions of our contracts. In addition, letters of credit are provided to clients and others in the ordinary course of business against advance payments and to support other business arrangements. We are required to reimburse the issuers of letters of credit for any payments they make under the letters of credit.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Consistent with industry practice, when performing environmental remediation or other services, we will at times provide a guarantee related to the materials, workmanship and fitness of a project site for periods that range from one to three years. We are obligated to remedy such work should defects occur; however, the maximum amount of such guarantees cannot be estimated since we are presently unaware of any material defects associated with this work.

      Various legal proceedings are pending against us and certain of our subsidiaries alleging, among other things, breaches of contract or negligence in connection with the performance of professional services, the outcome of which can not be predicted with certainty. In some actions, parties are seeking damages, including punitive or treble damages, that substantially exceed our insurance coverage. Based on our previous experience with claim settlements and the nature of the pending legal proceedings, however, we do not believe that any of the legal proceedings are likely to result in a settlement or judgment against us or our subsidiaries that would materially exceed our insurance coverage and, therefore, have a material adverse effect on our consolidated financial position, results of operations or cash flows.

NOTE 10.     PREFERRED STOCK

Series D and Series E Senior Cumulative Convertible Participating Preferred Stock

      We have authorized the issuance of 100,000 shares of $0.01 par value, Series D Senior Cumulative Convertible Participating Preferred Stock (the “Series D Preferred Stock”), 100,000 shares of $0.01 par value, Series E Senior Cumulative Convertible Participating Preferred Stock (the “Series E Preferred Stock”), and 3,000,000 shares of $1.00 par value, Series B Exchangeable Convertible Preferred Stock (the “Series B Preferred Stock”). At October 31, 2003 and 2002, we had zero and 100,000 shares, respectively, of Series D Preferred Stock outstanding. We did not issue any shares of Series E Preferred Stock during fiscal year 2002 and 2003.

      In connection with the EG&G acquisition, we issued 100,000 shares of our Series D Senior Preferred Stock. At a special meeting held on January 28, 2003, our stockholders approved the conversion of all outstanding shares of the Series D Preferred Stock into 2,106,674 shares of our voting common stock. The conversion of Series D Preferred Stock to common stock constituted a change in control as defined under the terms of our employment arrangements with some executives resulting in the accelerated vesting of restricted common stock previously granted, which increased general and administrative expenses by approximately $2.5 million for the year ended October 31, 2003.

      Prior to the conversion, the aggregate liquidation preference of the Series D Preferred Stock was approximately $46.7 million at October 31, 2002. Holders of the Series D Preferred Stock had voting rights in respect of certain corporate actions, including, but not limited to, certain changes to our certificate of incorporation and bylaws, the creation of senior equity securities and certain transactions with respect to our common stock. The holders of the Series D Preferred Stock share on an as-converted basis in any dividends or distributions that we pay on our common stock.

NOTE 11.     STOCKHOLDERS’ EQUITY

      Declaration of dividends, except preferred stock dividends, is restricted by our Senior Secured Credit Facility and the indentures governing our 8 5/8% debentures, the 12 1/4% notes and the 11 1/2% notes. Declaration of dividends may be precluded by existing Delaware law.

      On October 12, 1999, the stockholders approved the 1999 Equity Incentive Plan (“1999 Plan”). An aggregate of 1,500,000 shares of common stock initially has been reserved for issuance under the 1999 Plan. In July 2000, an additional 1,076,000 shares were reserved for issuance under the 1999 Plan. The 1999 Plan provides for an automatic reload of shares every July 1 equal to the lesser of 5% or 1.5 million shares of the outstanding common stock through 2009. As of October 31, 2003, we had reserved approximately

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

6,624,000 shares and had issued options and restricted stock in the aggregate amount of approximately 4,952,000 shares under the 1999 Plan.

      On March 26, 1991, the stockholders approved the 1991 Stock Incentive Plan (“1991 Plan”). The 1991 Plan provides for the grant not to exceed 3,310,000 restricted shares, stock units and options. When the 1999 Plan was approved, the remaining shares available for grant under the 1991 Plan were added to the 1999 Plan.

      Stock options expire in ten years from the date of grant and vest over service periods that range from three to five years.

      Under our Employee Stock Purchase Plan (“ESP Plan”) implemented in September 1985, employees may purchase shares of common stock through payroll deductions of up to 10% of the employee’s base pay. Contributions are credited to each participant’s account on the last day of each six-month participation period of the ESP Plan (which commences on January 1 and July 1 of each year). The purchase price for each share of common stock is the lower of 85% of the fair market value of such share on the last trading day before the participation period commences or 85% of the fair market value of such share on the last trading day in the participation period. Employees purchased 787,483 shares under the ESP Plan in fiscal 2003 and 361,988 shares in fiscal 2002.

      A summary of the status of the stock options granted under our 1991 and 1999 Plans for the fiscal years ended October 31, 2003, 2002, and 2001, is presented below:

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	4,570,540	$19.23	4,133,537	$17.39	3,829,084	$14.64
Granted	667,964	$15.42	1,388,471	$21.13	1,234,272	$20.33
Exercised	(80,867)	$13.32	(645,341)	$15.94	(812,142)	$8.78
Forfeited	(171,585)	$21.15	(306,127)	$19.95	(117,677)	$17.02

Outstanding at end of year	4,986,052	$18.75	4,570,540	$18.57	4,133,537	$17.39

Options exercisable at year-end	3,010,733	$17.98	1,944,034	$16.00	1,585,242	$14.52
Weighted-average fair value of options granted during the year		$7.80		$13.38		$8.48

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following table summarizes information about stock options outstanding at October 31, 2003, under the 1991 and 1999 Plans:

	Outstanding			Exercisable

		Weighted-			Weighted-
		Average	Weighted-		Average
Range of	Number	Remaining	Average	Number	Exercise
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Price

$ 3.39 - $ 6.78	178,000	1.3	$6.44	178,000	$6.44
$ 6.78 - $10.17	27,500	6.0	$9.08	—	$—
$10.17 - $13.56	447,964	8.0	$12.48	118,714	$10.66
$13.56 - $16.95	1,295,614	6.0	$15.24	1,131,823	$15.22
$16.95 - $20.34	739,177	8.2	$18.18	307,339	$17.75
$20.34 - $23.73	1,178,855	6.9	$22.16	885,359	$22.04
$23.73 - $27.12	1,074,671	8.6	$24.07	361,558	$24.07
$27.12 - $30.51	24,000	7.0	$27.67	17,668	$27.76
$30.51 - $33.90	20,271	8.1	$32.45	10,272	$32.70

	4,986,052			3,010,733

NOTE 12.     EMPLOYEE RETIREMENT PLANS

      Our defined contribution retirement plans under Internal Revenue Code Section 401(k) cover all full-time employees, who are at least 18 years of age. Our contributions to the plans are made at the discretion of the Board of Directors. During the fiscal years 2003, 2002, 2001, we made contributions in the amounts of $11.0 million, $12.5 million and $12.0 million to the plans, respectively.

      In July 1999, we entered into a Supplemental Executive Retirement Agreement (the “Agreement”) with Martin M. Koffel, our Chief Executive Officer (the “Executive”). The Executive will be eligible to receive a benefit under this agreement following his termination of employment with us (the “Benefit”). The Benefit shall be an annual amount, payable for the life of the Executive with a guarantee of payments for at least ten years. The Benefit is equal to a percentage of the Executive’s final average compensation, reduced by the annual social security benefit to which the Executive is entitled based on his age at the termination of employment. The Benefit payable under this Agreement shall be “unfunded,” as that term is used in Sections 201(2), 301(a)(3), 401(a)(10) and 4021(a)(6) of the Employee Retirement Income Securities Act (“ERISA”).

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Management’s estimate of accumulated benefits for the Executive’s Supplemental Executive Retirement Plan as of October 31, 2003 and 2002, are as follows:

	2003	2002

	(In thousands)
Actuarial present value of accumulated benefits:
Vested	$8,555	$6,021
Non-vested	—	—

Total	$8,555	$6,021

Change in projected benefit obligation (PBO):
PBO at beginning of the year	$6,888	$4,812
Service cost	1,808	1,692
Interest cost	344	265
Actuarial loss	(333)	119

PBO at the end of the year	$8,707	$6,888

The funded status reconciliation:
Projected benefit obligation	$8,707	$6,888
Unrecognized actuarial loss	(693)	(1,138)
Charged to other comprehensive income	541	271

Accrued pension liability	$8,555	$6,021

Weighted-average assumptions at year-end:
Discount rate	5.0%	5.0%
Rate of compensation increase	4.0%	5.0%

      Components of net periodic pension costs for the three years ended October 31, 2003 are as follows:

	2003	2002	2001

	(In thousands)
Service cost	$1,808	$1,692	$1,469
Interest cost	344	265	166
Recognized actuarial loss	112	359	288

Net periodic cost	$2,264	$2,316	$1,923

      As of October 31, 2003 and 2002, the accrued pension liabilities, which are included as deferred compensation and other on the consolidated balance sheets, were $8.6 million and $6.0 million, respectively.

      Some of our foreign subsidiaries have trustee retirement plans covering substantially all of their employees. These pension plans are not required to be reported to government agencies pursuant to ERISA, and we are not required to determine the actuarial value of accumulated benefits or net assets available for benefits for these pension plans. The aggregate pension expenses for these plans for the fiscal years ended October 31, 2003, and 2002, were approximately $5.1 million, and $2.1 million, respectively.

      We, upon acquiring Dames & Moore, assumed certain of Radian International, L.L.C.’s defined benefit pension plans (“Radian pension plans”), and several post-retirement benefit plans. These plans cover a selected group of Radian employees and former employees who will continue to be eligible to participate in the plans.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The Radian pension plans include a Supplemental Executive Retirement Plan (“SERP”) and Salary Continuation Agreement (“SCA”) which are intended to supplement retirement benefits provided by other benefit plans upon the participant’s meeting minimum age and years of service requirements. The plans are unfunded; however, at October 31, 2003 and 2002, we had designated and deposited $4.0 million and $4.8 million, respectively, in a trust account for the SERP. Radian also has a post-retirement benefit program that provides certain medical insurance benefits to participants upon meeting minimum age and years of service requirements. This plan is also unfunded and the historical costs and accumulated benefit for this post-retirement benefit program are not significant.

      Management’s estimate of accumulated benefits for the Radian SERP and SCA as of October 31, 2003 and 2002, are as follows:

	2003	2002

	(In thousands)
Actuarial present value of accumulated benefits:
Vested	$11,796	$11,199
Non-vested	61	262

Total	$11,857	$11,461

Change in PBO:
PBO at the beginning of the year	$10,707	$10,515
Service cost	2	7
Interest cost	713	697
Actuarial loss (gain)	1,432	363
Benefit payments	(997)	(875)

PBO at the end of the year	$11,857	$10,707

The funded status reconciliation:
Projected benefit obligation	$11,857	$10,707
Unrecognized actuarial gain	(908)	533

Net amount recognized	10,949	11,240
Charged to other comprehensive income	1,112	—

Accrued pension liability	$12,061	$11,240

Weighted-average assumptions at year-end:
Discount rate	6.25%	6.75%
Rate of compensation increase	N/A	N/A

      As of October 31, 2003 and 2002, the accrued pension liabilities, which are included as deferred compensation and other on the consolidated balance sheets, were $11.9 million and $11.3 million, respectively.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Components of net periodic pension costs for the three years ended October 31, 2003 are as follows:

	2003	2002	2001

	(In thousands)
Service cost	$2	$7	$12
Interest cost	713	697	727
Recognized actuarial gain	(8)	(8)	(29)

Net periodic cost	$707	$696	$710

      We, upon acquiring EG&G, assumed certain of EG&G’s defined benefit pension plans (“EG&G pension plans”), and several post-retirement benefit plans. These plans cover substantially all of our hourly and salaried employees. The hourly pension plan benefits are based primarily on hours of service with us.

      During fiscal year 2003, management decided not to offer the EG&G post-retirement pension plan to new employees. In addition, management modified the prospective benefit calculation to the career average compensation of participants rather than their final compensation as previously calculated.

      Our funding obligations to the plan are to contribute necessary amounts to satisfy the funding requirements of federal laws and regulations. We measure pension costs according to independent actuarial valuations and the projected unit credit cost method is used to determine pension cost for financial accounting purposes consistent with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions.”

      EG&G also has a post-retirement medical plan that provides certain medical benefits to employees that meet certain eligibility requirements. All of these benefits may be subject to deductibles, co-payment provisions, and other limitations.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following is a reconciliation of the benefit obligations, plan assets, and funded status of our EG&G pension plan at October 31, 2003 and 2002.

	2003	2002

	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year and 9/1/02, respectively	$121,026	$119,470
Service cost	6,148	892
Interest cost	8,030	1,340
Benefits paid	(4,527)	(747)
Actuarial loss	13,774	71

Benefit obligation at end of year	$144,451	$121,026

Change in plan assets:
Fair value of plan assets at beginning of year and 9/1/02, respectively	$88,485	$90,702
Actual return of plan assets	14,223	(1,395)
Employer contributions	2,704	—
Benefits paid and expensed	(5,378)	(822)

Fair value of plan assets at end of year	$100,034	$88,485

Funded status reconciliation:
Funded status	$(44,416)	$(32,542)
Unrecognized net loss	10,832	2,821

Accrued benefit cost	$(33,584)	$(29,721)

Weighted-average assumptions at year end:
Discount rate	6.25%	6.75%
Expected return on assets	8.50%	8.50%
Rate of compensation increase	4.50%	4.50%

      Net periodic pension and other post-retirement benefit costs include the following components for the years ended October 31, 2003 and 2002.

	2003	2002

	(In thousands)
Service cost	$6,148	$892
Interest cost	8,030	1,340
Expected return on assets	(7,610)	(1,280)

Net periodic cost	$6,568	$952

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following is a reconciliation of the benefit obligations, plan assets, and funded status of our EG&G post retirement plan at October 31, 2003 and 2002.

	2003	2002

	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year and 9/1/02, respectively	$3,780	$3,731
Service cost	124	35
Interest cost	155	42
Benefits paid	(150)	(25)
Actuarial loss (gain)	594	(2)

Benefit obligation at end of year	$4,503	$3,781

Change in plan assets:
Fair value of plan assets at beginning of year and 9/1/02, respectively	$2,962	$3,008
Actual return of plan assets	496	(46)
Benefits paid and expensed	—	—

Fair value of plan assets at end of year	$3,458	$2,962

Funded status reconciliation:
Funded status	$(1,044)	$(818)
Unrecognized net loss	490	61

Accrued benefit cost	$(554)	$(757)

Weighted-average assumptions at year end:
Discount rate	6.25%	6.75%
Expected return on assets	8.50%	8.50%
Rate of compensation increase	N/A	N/A

      For measurement purposes, an 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal year 2003. We assumed this rate will decrease to 5.5% in fiscal year 2009 and remain at the same level thereafter.

      Assumed health care costs trend rates have a significant effect on the health care plan. A one percentage point change in assumed health care costs trend rates would have the following effects for the fiscal year ended October 31, 2003:

	1% Point

	Increase	Decrease

	(In thousands)
Effect on total of service and interest cost components	$2	$(2)
Effect on postretirement benefit obligation	58	(53)

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Net periodic pension and other post-retirement benefit costs include the following components for the years ended October 31, 2003 and 2002.

	2003	2002

	(In thousands)
Service cost	$124	$35
Interest cost	155	42
Expected return on assets	(252)	(43)

Net periodic cost	$27	$34

NOTE 13.     VALUATION AND ALLOWANCE ACCOUNTS

      We determine the allowance for losses and doubtful accounts based on historical experience, known troubled accounts and other currently available evidence. The following table summarizes the activities in the allowance for losses and doubtful accounts.

	Beginning			Ending
	Balance	Additions	Deductions	Balance

	(In thousands)
October 31, 2003
Allowances for losses and doubtful accounts	$30,710	$12,939	$10,543	$33,106
October 31, 2002
Allowances for losses and doubtful accounts	$28,572	$9,024	$6,886	$30,710
October 31, 2001
Allowances for losses and doubtful accounts	$36,826	$6,091	$14,345	$28,572

NOTE 14.     SELECTED QUARTERLY FINANCIAL DATA (unaudited)

      The following table sets forth selected quarterly financial data for the fiscal years ended October 31, 2003 and 2002 that is derived from audited consolidated financial statements including those included in the Consolidated Financial Statements. The selected quarterly financial data reflects the August 2002 acquisition of EG&G, which was accounted for under the purchase accounting method and also reflects a $7.6 million of loss on extinguishment of debt recorded in the fourth quarter of the fiscal year ended October 31, 2002. The selected

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

quarterly financial data presented below should be read in conjunction with the rest of the information in these footnotes.

	Fiscal 2003 Quarters Ended

	Jan. 31	Apr. 30	July 31	Oct. 31

	(In thousands, except per share data)
Revenues	$758,033	$812,555	$778,045	$838,081
Operating income	$31,190	$47,245	$48,808	$53,162
Net income available for common stockholders	$5,950	$15,564	$17,086	$19,504
Net income	$5,950	$15,564	$17,086	$19,504
Income per share:
Basic	$.18	$.48	$.52	$.59

Diluted	$.18	$.48	$.52	$.57

Weighted-average number of shares:
Basic	32,324	32,498	32,704	33,118

Diluted	32,574	32,584	33,207	34,011

	Fiscal 2002 Quarters Ended

	Jan. 31	Apr. 30	July 31	Oct. 31

	(In thousands, except per share data)
Revenues	$542,998	$564,410	$583,937	$736,482
Operating income	$35,336	$39,944	$42,662	$28,874
Net income available for common stockholders	$10,872	$14,446	$17,307	$6,607
Net income	$13,290	$16,912	$18,362	$6,607
Income per share:
Basic	$.60	$.77	$.78	$.22

Diluted	$.52	$.64	$.70	$.21

Weighted-average number of shares:
Basic	18,264	18,701	22,587	30,711

Diluted	25,570	26,353	26,121	31,211

      Operating income is defined as income before income taxes and net interest expense.

NOTE 15.     SUPPLEMENTAL GUARANTOR INFORMATION

      Substantially all of our domestic subsidiaries have guaranteed our obligations under our Senior Secured Credit Facility, our 12 1/4% notes and our 11 1/2% notes. Each of the subsidiary guarantors has fully and unconditionally guaranteed our obligations on a joint and several basis.

      In June 1999, we issued $200.0 million in aggregate principal amount of our 12 1/4% notes and, in connection with the EG&G acquisition, we issued $200.0 million in aggregate principal amount due at maturity of our 11 1/2% notes in August 2002. At that time, we also replaced our senior collateralized credit facility with a new $675.0 million Senior Secured Credit Facility.

      Substantially all of our income and cash flows is generated by our subsidiaries. We have no operating assets or operations other than our investments in our subsidiaries. As a result, funds necessary to meet our debt service obligations are provided in large part by distributions or advances from our subsidiaries. Financial conditions and

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

operating requirements of the subsidiary guarantors may limit our ability to obtain cash from our subsidiaries for the purposes of meeting our debt service obligations, including the payment of principal and interest on the notes and our Senior Secured Credit Facility. In addition, although the terms of the notes and our Senior Secured Credit Facilities limit us and our subsidiary guarantors’ ability to place contractual restrictions on the flows of funds to us, legal restrictions, including local regulations, and contractual obligations associated with secured loans, such as equipment financings, at the subsidiary level may restrict the subsidiary guarantors’ ability to pay dividends or make loans or other distributions to us.

      Other restrictions imposed by the notes and our Senior Secured Credit Facilities include restrictions on us and our subsidiary guarantors’ ability to:

•	incur additional indebtedness and contingent obligations;

•	pay dividends and make distributions to our stockholders;

•	repurchase or redeem our stock;

•	repay indebtedness that is junior to our Senior Secured Credit Facility or the outstanding notes;

•	make investments and other restricted payments;

•	create liens securing debt or other encumbrances on our assets;

•	acquire the assets of, or merge or consolidate with, other companies;

•	sell or exchange assets;

•	make capital expenditures;

•	enter into sale-leaseback transactions; and

•	enter into transactions with our shareholders and affiliates.

      In addition, if a change of control occurs, each holder of the notes will have the right to require us to repurchase all or part of the holder’s notes at a price equal to 101% of the principal amount of the notes, plus any accrued interest to the date of repurchase.

      The following information sets forth our condensed consolidating balance sheets as of October 31, 2003 and 2002, and the condensed consolidating statements of operations and cash flows for the three fiscal years ended October 31, 2003, which includes the financial position and results of operations of EG&G, as a “subsidiary guarantor,” from the date of acquisition forward. The EG&G acquisition was accounted for under the purchase accounting method. Entries necessary to consolidate our subsidiaries are reflected in the eliminations column. Separate complete financial statements for us and our subsidiaries that guarantee the notes would not provide additional material information that would be useful in assessing the financial composition of such subsidiaries.

URS CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

	October 31, 2003

			Subsidiary
		Subsidiary	Non-
	Corporate	Guarantors	Guarantors	Eliminations	Consolidated

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$9,099	$4,746	$1,663	$—	$15,508
Accounts receivable, net	—	797,436	91,165	—	888,601
Other current assets	21,953	12,383	1,220	—	35,556

Total current assets	31,052	814,565	94,048	—	939,665
Property and equipment at cost, net	1,584	135,656	13,313	—	150,553
Goodwill, net	1,004,680	—	—	—	1,004,680
Purchased intangible assets, net	11,391	—	—	—	11,391
Investment in subsidiaries	600,671	—	—	(600,671)	—
Other assets	29,170	31,087	1,066	—	61,323

	$1,678,548	$981,308	$108,427	$(600,671)	$2,167,612

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$7,060	$16,814	$11	$—	$23,885
Accounts payable	2,834	157,829	11,837	—	172,500
Accrued expenses and other	54,953	139,426	18,269	—	212,648
Billings in excess of costs and accrued earnings on contracts in process	—	72,237	10,765	—	83,002

Total current liabilities	64,847	386,306	40,882	—	492,035
Long-term debt	755,798	32,516	394	—	788,708
Other	92,830	28,805	161	—	121,796

Total liabilities	913,475	447,627	41,437	—	1,402,539

Total stockholders’ equity	765,073	533,681	66,990	(600,671)	765,073

	$1,678,548	$981,308	$108,427	$(600,671)	$2,167,612

URS CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

	October 31, 2002

			Subsidiary
		Subsidiary	Non-
	Corporate	Guarantors	Guarantors	Eliminations	Consolidated

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$(4,000)	$11,240	$2,732	$—	$9,972
Accounts receivable, net	—	854,784	85,432	—	940,216
Other current assets	21,516	14,942	1,685	—	38,143

Total current assets	17,516	880,966	89,849	—	988,331
Property and equipment at cost, net	1,802	142,109	12,613	—	156,524
Goodwill, net	1,001,629	—	—	—	1,001,629
Purchased intangible assets, net	14,500	—	—	—	14,500
Investment in subsidiaries	640,687	—	—	(640,687)	—
Other assets	21,805	45,374	929	—	68,108

	$1,697,939	$1,068,449	$103,391	$(640,687)	$2,229,092

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$16,200	$14,016	$82	$—	$30,298
Accounts payable	(5,444)	189,923	15,249	—	199,728
Accrued expenses and other	38,280	141,680	12,961	—	192,921
Billings in excess of costs and accrued earnings on contracts in process	—	83,004	9,231	—	92,235

Total current liabilities	49,036	428,623	37,523	—	515,182
Long-term debt	889,105	35,182	978	—	925,265
Other	79,213	28,694	153	—	108,060

Total liabilities	1,017,354	492,499	38,654	—	1,548,507
Mandatorily redeemable Series D senior convertible participating preferred stock	46,733	—	—	—	46,733
Total stockholders’ equity	633,852	575,950	64,737	(640,687)	633,852

	$1,697,939	$1,068,449	$103,391	$(640,687)	$2,229,092

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

AND COMPREHENSIVE INCOME

	Year Ended October 31, 2003

			Subsidiary
		Subsidiary	Non-
	Corporate	Guarantors	Guarantors	Eliminations	Consolidated

	(In thousands)
Revenues	$—	$2,940,137	$254,270	$(7,693)	$3,186,714
Direct operating expenses	—	1,877,455	135,577	(7,693)	2,005,339

Gross profit	—	1,062,682	118,693	—	1,181,375

Indirect expenses:
Indirect, general and administrative	33,251	858,279	109,440	—	1,000,970
Interest expense, net	80,145	2,048	1,378	—	83,571

	113,396	860,327	110,818	—	1,084,541

Income (loss) before taxes	(113,396)	202,355	7,875	—	96,834
Income tax expense	34,756	840	3,134	—	38,730

Income (loss) before equity in net earnings of subsidiaries	(148,152)	201,515	4,741	—	58,104
Equity in net earnings of subsidiaries	206,256	—	—	(206,256)	—

Net income	58,104	201,515	4,741	(206,256)	58,104
Other comprehensive loss:
Foreign currency translation adjustment	—	—	4,226	—	4,226

Comprehensive income	$58,104	$201,515	$8,967	$(206,256)	$62,330

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

AND COMPREHENSIVE INCOME

	Year Ended October 31, 2002

			Subsidiary
		Subsidiary	Non-
	Corporate	Guarantors	Guarantors	Eliminations	Consolidated

	(In thousands)
Revenues	$—	$2,220,478	$213,090	$(5,741)	$2,427,827
Direct operating expenses	—	1,384,935	110,192	(5,741)	1,489,386

Gross profit	—	835,543	102,898	—	938,441

Indirect expenses:
Indirect, general and administrative	30,003	663,368	98,254	—	791,625
Interest expense, net	53,164	287	2,254	—	55,705

	83,167	663,655	100,508	—	847,330

Income (loss) before taxes	(83,167)	171,888	2,390	—	91,111
Income tax expense	32,340	229	3,371	—	35,940

Income (loss) before equity in net earnings of subsidiaries	(115,507)	171,659	(981)	—	55,171
Equity in net earnings of subsidiaries	170,678	—	—	(170,678)	—

Net income (loss)	55,171	171,659	(981)	(170,678)	55,171
Preferred stock dividend	5,939	—	—	—	5,939

Net income (loss) available for common stockholders	49,232	171,659	(981)	(170,678)	49,232
Other comprehensive loss:
Foreign currency translation adjustment	—	—	(1,170)	—	(1,170)

Comprehensive income (loss)	$49,232	$171,659	$(2,151)	$(170,678)	$48,062

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

AND COMPREHENSIVE INCOME

	Year Ended October 31, 2001

			Subsidiary
		Subsidiary	Non-
	Corporate	Guarantors	Guarantors	Eliminations	Consolidated

	(In thousands)
Revenues	$—	$2,109,173	$216,975	$(6,798)	$2,319,350
Direct operating expenses	—	1,283,880	116,736	(6,798)	1,393,818

Gross profit	—	825,293	100,239	—	925,532

Indirect expenses:
Indirect, general and administrative	23,787	640,308	91,696	—	755,791
Interest expense, net	64,455	(3,227)	4,361	—	65,589

	88,242	637,081	96,057	—	821,380

Income (loss) before taxes	(88,242)	188,212	4,182	—	104,152
Income tax expense	41,632	1,492	3,176	—	46,300

Income (loss) before equity in net earnings of subsidiaries	(129,874)	186,720	1,006	—	57,852
Equity in net earnings of subsidiaries	187,726	—	—	(187,726)	—

Net income	57,852	186,720	1,006	(187,726)	57,852
Preferred stock dividend	9,229	—	—	—	9,229

Net income available for common stockholders	48,623	186,720	1,006	(187,726)	48,623
Other comprehensive loss:
Foreign currency translation adjustment	—	—	(1,550)	—	(1,550)

Comprehensive income (loss)	$48,623	$186,720	$(544)	$(187,726)	$47,073

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended October 31, 2003

			Subsidiary
		Subsidiary	Non-
	Corporate	Guarantors	Guarantors	Eliminations	Consolidated

	(In thousands)
Cash flows from operating activities:
Net income	$58,104	$201,515	$4,741	$(206,256)	$58,104

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	489	38,371	3,489	—	42,349
Amortization of financing fees	7,496	—	—	—	7,496
Receivable allowances	—	3,082	(686)	—	2,396
Deferred income taxes	19,362	—	—	—	19,362
Stock compensation	4,187	—	—	—	4,187
Tax benefit of stock options	12	—	—	—	12
Equity in net earnings of subsidiaries	(206,256)	—	—	206,256	—
Changes in current assets and liabilities:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	54,266	(5,047)	—	49,219
Prepaid expenses and other assets	(1,831)	(625)	463	—	(1,993)
Accounts payable, accrued salaries and wages and accrued expenses	275,619	(281,673)	(964)	(4,411)	(11,429)
Billings in excess of costs and accrued earnings on contracts in process	—	(10,767)	1,534	—	(9,233)
Deferred compensation and other, net	(17,644)	17,393	(129)	4,411	4,031

Total adjustments	81,434	(179,953)	(1,340)	206,256	106,397

Net cash provided by operating activities	139,538	21,562	3,401	—	164,501

Cash flows from investing activities:
Capital expenditures	291	(12,746)	(4,152)	—	(16,607)

Net cash used by investing activities	291	(12,746)	(4,152)	—	(16,607)

Cash flows from financing activities:
Net principal payments on long-term debt, bank borrowings and capital lease obligations	(144,582)	(15,310)	(318)	—	(160,210)
Proceeds from sale of common shares and exercise of stock options	17,852	—	—	—	17,852

Net cash used by financing activities	(126,730)	(15,310)	(318)	—	(142,358)

Net increase (decrease) in cash	13,099	(6,494)	(1,069)	—	5,536
Cash and cash equivalents at beginning of year	(4,000)	11,240	2,732	—	9,972

Cash and cash equivalents at end of year	$9,099	$4,746	$1,663	$—	$15,508

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended October 31, 2002

			Subsidiary
		Subsidiary	Non-
	Corporate	Guarantors	Guarantors	Eliminations	Consolidated

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$55,171	$171,659	$(981)	$(170,678)	$55,171

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	417	29,482	2,900	—	32,799
Amortization of financing fees	4,220	—	—	—	4,220
Loss on extinguishment of debt	7,620	—	—	—	7,620
Receivable allowances	—	(185)	1,879	—	1,694
Deferred income taxes	2,373	—	—	—	2,373
Stock compensation	2,345	—	—	—	2,345
Tax benefit of stock options	3,745	—	—	—	3,745
Equity in net earnings of subsidiaries	(170,678)	—	—	170,678	—
Changes in current assets and liabilities, net of business acquired:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	(50,518)	(9,140)	—	(59,658)
Prepaid expenses and other assets	2,167	7,226	(655)	—	8,738
Accounts payable, accrued salaries and wages and accrued expenses	85,719	(103,376)	7,627	2,972	(7,058)
Billings in excess of costs and accrued earnings on contracts in process	—	(1,843)	(1,878)	—	(3,721)
Deferred compensation and other, net	39,041	3,810	(575)	(2,972)	39,304

Total adjustments	(23,031)	(115,404)	158	170,678	32,401

Net cash provided (used) by operating activities	32,140	56,255	(823)	—	87,572

Cash flows from investing activities:
Payment for business acquisition, net of cash acquired	(340,540)	—	—	—	(340,540)
Proceeds from sale of a division	—	5,840	—	—	5,840
Capital expenditures	(1,262)	(45,692)	(5,504)	—	(52,458)

Net cash used by investing activities	(341,802)	(39,852)	(5,504)	—	(387,158)

Cash flows from financing activities:
Proceeds from issuance of debt	794,494	—	—	—	794,494
Net principal payments on long-term debt, bank borrowings and capital lease obligations	(477,895)	(14,534)	(3,269)	—	(495,698)
Proceeds from sale of common shares and exercise of stock options	17,003	—	—	—	17,003
Payment of financing fees	(29,639)	—	—	—	(29,639)

Net cash provided (used) by financing activities	303,963	(14,534)	(3,269)	—	286,160

Net increase (decrease) in cash	(5,699)	1,869	(9,596)	—	(13,426)
Cash and cash equivalents at beginning of year	1,699	9,371	12,328	—	23,398

Cash and cash equivalents at end of year	$(4,000)	$11,240	$2,732	$—	$9,972

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended October 31, 2001

			Subsidiary
		Subsidiary	Non-
	Corporate	Guarantors	Guarantors	Eliminations	Consolidated

	(In thousands)
Cash flows from operating activities:
Net income	$57,852	$186,720	$1,006	$(187,726)	$57,852

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,552	29,474	2,117	—	42,143
Amortization of financing fees	3,663	—	—	—	3,663
Receivable allowances	(7,814)	(2,092)	1,652	—	(8,254)
Deferred income taxes	(3,894)	—	—	—	(3,894)
Stock compensation	1,964	—	—	—	1,964
Tax benefit of stock options	3,899	—	—	—	3,899
Equity in net earnings of subsidiaries	(187,726)	—	—	187,726	—
Changes in current assets and liabilities:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	(30,566)	2,646	—	(27,920)
Income taxes recoverable	4,997	—	—	—	4,997
Prepaid expenses and other assets	(4,002)	98	(1,640)	—	(5,544)
Accounts payable, accrued salaries and wages and accrued expenses	128,275	(139,175)	(96)	2,512	(8,484)
Billings in excess of costs and accrued earnings on contracts in process	—	242	4,803	—	5,045
Deferred compensation and other, net	619	(6,340)	(10,184)	(2,512)	(18,417)

Total adjustments	(49,467)	(148,359)	(702)	187,726	(10,802)

Net cash provided by operating activities	8,385	38,361	304	—	47,050

Cash flows from investing activities:
Proceeds from sale of subsidiaries	—	3,530	—	—	3,530
Capital expenditures	(528)	(18,184)	(1,066)	—	(19,778)

Net cash used by investing activities	(528)	(14,654)	(1,066)	—	(16,248)

Cash flows from financing activities:
Net principal payments on long-term debt, bank borrowings and capital lease obligations	(28,831)	(8,516)	(5,522)	—	(42,869)
Proceeds from sale of common shares and exercise of stock options	11,772	—	—	—	11,772

Net cash used by financing activities	(17,059)	(8,516)	(5,522)	—	(31,097)

Net increase (decrease) in cash	(9,202)	15,191	(6,284)	—	(295)
Cash and cash equivalents at beginning of year	10,901	(5,820)	18,612	—	23,693

Cash and cash equivalents at end of year	$1,699	$9,371	$12,328	$—	$23,398

URS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	January 31,	October 31,
	2004	2003

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,646	$15,508
Accounts receivable, including retainage of $45,858 and $42,617, respectively	516,169	525,603
Costs and accrued earnings in excess of billings on contracts in process	397,874	393,670
Less receivable allowances	(35,547)	(33,106)

Net accounts receivable	878,496	886,167

Deferred income taxes	12,393	13,315
Prepaid expenses and other assets	36,393	24,675

Total current assets	932,928	939,665
Property and equipment at cost, net	148,563	150,553
Goodwill, net	1,004,680	1,004,680
Purchased intangible assets, net	10,604	11,391
Other assets	61,500	61,323

	$2,158,275	$2,167,612

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$26,298	$23,885
Accounts payable and subcontractor payable, including retainage of $8,973 and $7,409, respectively	156,387	172,500
Accrued salaries and wages	129,906	125,774
Accrued expenses and other	82,314	86,874
Billings in excess of costs and accrued earnings on contracts in process	81,962	83,002

Total current liabilities	476,867	492,035
Long-term debt	771,227	788,708
Deferred income taxes	55,452	55,411
Deferred compensation and other	66,056	66,385

Total liabilities	1,369,602	1,402,539

Commitments and contingencies (Note 5)
Stockholders’ equity:
Common shares, par value $.01; authorized 50,000 shares; 34,364 and 33,668 shares issued, respectively; and 34,312 and 33,616 shares outstanding, respectively	343	336
Treasury stock, 52 shares at cost	(287)	(287)
Additional paid-in capital	499,931	487,824
Accumulated other comprehensive income (loss)	2,003	(906)
Retained earnings	286,683	278,106

Total stockholders’ equity	788,673	765,073

	$2,158,275	$2,167,612

See Notes to Consolidated Financial Statements

URS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME —

UNAUDITED
(In thousands, except per share data)

	Three Months Ended
	January 31,

	2004	2003

Revenues	$771,727	$758,033
Direct operating expenses	487,513	483,597

Gross profit	284,214	274,436

Indirect expenses:
Indirect, general and administrative	250,854	243,246
Interest expense, net	19,063	21,280

	269,917	264,526

Income before taxes	14,297	9,910
Income tax expense	5,720	3,960

Net income	8,577	5,950
Other comprehensive income:
Foreign currency translation adjustments	2,909	2,325

Comprehensive income	$11,486	$8,275

Net income per common share:
Basic	$.25	$.18

Diluted	$.24	$.18

Weighted-average shares outstanding:
Basic	33,836	32,324

Diluted	35,012	32,574

See Notes to Consolidated Financial Statements

URS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS-UNAUDITED

(In thousands)

	Three Months Ended
	January 31,

	2004	2003

Cash flows from operating activities:
Net income	$8,577	$5,950

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,453	11,497
Amortization of financing fees	1,981	1,751
Provision for doubtful accounts	3,547	740
Deferred income taxes	963	(1,700)
Stock compensation	671	2,956
Tax benefit of stock options	1,492	—
Changes in current assets and liabilities:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	4,124	16,649
Prepaid expenses and other assets	(11,532)	(5,198)
Accounts payable, accrued salaries and wages and accrued expenses	(16,530)	(25,430)
Billings in excess of costs and accrued earnings on contracts in process	(1,040)	2,772
Deferred compensation and other	(329)	(2,609)
Other, net	2,551	3,095

Total adjustments and changes	(3,649)	4,523

Net cash provided by operating activities	4,928	10,473

Cash flows from investing activities:
Capital expenditures, less equipment purchased through capital leases	(4,484)	(3,169)

Net cash used by investing activities	(4,484)	(3,169)

Cash flows from financing activities:
Long-term debt principal payments	(20,450)	(4,290)
Long-term debt borrowings	345	300
Net borrowings (payments) under the line of credit	6,157	(2,903)
Capital lease obligation payments	(4,655)	(4,180)
Short-term note borrowings	—	87
Short-term note payments	(46)	(118)
Proceeds from sale of common shares from employee stock purchase plan and exercise of stock options	9,950	3,672
Payments of financing fees	(1,607)	—

Net cash used by financing activities	(10,306)	(7,432)

Net decrease in cash	(9,862)	(128)
Cash and cash equivalents at beginning of period	15,508	9,972

Cash and cash equivalents at end of period	$5,646	$9,844

Supplemental information:
Interest paid	$17,978	$8,102

Taxes paid	$11,447	$1,784

Equipment acquired through capital lease obligations	$3,192	$6,204

Conversion of Series D preferred stock to common stock	$—	$46,733

See Notes to Consolidated Financial Statements

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

NOTE 1.	ACCOUNTING POLICIES

Overview

      The terms “we”, “us”, and “our” used in these footnotes refer to URS Corporation and its consolidated subsidiaries unless otherwise indicated. We offer a comprehensive range of professional planning and design, system engineering and technical assistance, program and construction management, and operations and maintenance services for transportation, hazardous waste management, industrial process and petrochemical refinement, general building and water/wastewater treatment projects. We are also a leading provider of operations and maintenance, logistics and technical services to the Department of Defense and other federal government agencies. Headquartered in San Francisco, we operate in more than 20 countries with approximately 26,000 employees providing services to state, local and federal government agencies, as well as to private clients in the chemical, pharmaceutical, manufacturing, forest product, energy, oil, gas, mining, healthcare, water supply, retail and commercial development, telecommunication and utility industries.

      The accompanying unaudited interim consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These financial statements include the accounts of our consolidated subsidiaries, all of which are wholly owned, and certain joint ventures. We form joint ventures with third parties, which we may or may not control, in order to jointly bid, negotiate and execute projects. Unconsolidated joint ventures are accounted for using the equity method. We consolidate our proportionate share of joint venture revenues, cost of revenues and gross profit generated by controlled joint ventures related to construction activities in the Consolidated Statements of Operations and Comprehensive Income. All other controlled joint ventures are consolidated. All significant intercompany transactions and accounts have been eliminated in consolidation.

      You should read our unaudited interim consolidated financial statements in conjunction with the audited consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended October 31, 2003. The results of operations for the three months ended January 31, 2004 are not necessarily indicative of the operating results for the full year and future operating results.

      In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.

      The preparation of our unaudited interim consolidated financial statements in conformity with GAAP necessarily requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and costs during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, we review our estimates based on information that is currently available. Changes in facts and circumstances may cause us to revise our estimates.

Income Per Common Share

      Basic income per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted income per share of common stock is computed giving effect to all potentially dilutive shares of common stock that were outstanding during the period. Potentially dilutive shares of common stock consist of the incremental shares of common stock issuable upon the exercise of stock options. Diluted income per share is computed by taking net income and dividing it by the sum of the weighted-average common shares and potentially dilutive common shares that were outstanding during the period.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

      In accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 128 (“SFAS 128”), “Earnings per Share,” a reconciliation of the numerator and denominator of basic and diluted income per common share is provided as follows:

	Three Months Ended
	January 31,

	2004	2003

	(In thousands,
	except per share data)
Numerator — Basic
Net income	$8,577	$5,950

Denominator — Basic
Weighted-average common stock outstanding	33,836	32,324

Basic income per share	$.25	$.18

Numerator — Diluted
Net income	$8,577	$5,950

Denominator — Diluted
Weighted-average common stock outstanding	33,836	32,324
Effect of dilutive securities — stock options	1,176	250

	35,012	32,574

Diluted income per share	$.24	$.18

      The following outstanding stock options were not included in the computation of diluted income per share because the exercise price was greater than the average market value of the shares of common stock in the periods presented.

	Three Months Ended
	January 31,

	2004	2003

	(In thousands,
	except per share data)
Number of stock options where exercise price exceeds average price	54	2,900
Stock option exercise price range where exercise price exceeds average price:
Low	$27.30	$17.06
High	$33.20	$33.90
Average stock price during the period	$24.83	$16.81

Stock-Based Compensation

      We account for stock issued to employees and outside directors in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Accordingly, compensation cost is measured based on the excess, if any, of the market price of our common stock over the exercise price of a stock option, determined on the date the option is granted.

      The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amends the disclosure requirements of Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

Compensation,” to require prominent disclosure in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 also requires disclosure of pro forma results on an interim basis as if we had applied the fair value recognition provisions of SFAS 123. We do not currently expect to adopt the fair value based method of accounting for stock-based employee compensation.

      We continue to apply APB 25 and related interpretations in accounting for our 1991 Stock Incentive Plan and 1999 Equity Incentive Plan (“the Plans”). All of our options are awarded with an exercise price that is equal to the market price of our common stock on the date of the grant and accordingly, no compensation cost has been recognized in connection with options granted under the Plans. Had compensation cost for awards under the Plans been determined in accordance with SFAS 123, as amended, our net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three Months Ended
	January 31,

	2004	2003

	(In thousands,
	except per share data)
Numerator — Basic
Net income:
As reported	$8,577	$5,950
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	1,557	1,759

Pro forma net income	$7,020	$4,191

Denominator — Basic
Weighted-average common stock outstanding	33,836	32,324

Basic income per share:
As reported	$.25	$.18
Pro forma	$.21	$.13
Numerator — Diluted
Net income:
As reported	$8,577	$5,950
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	1,557	1,759

Pro forma net income	$7,020	$4,191

Denominator — Diluted
Weighted-average common stock outstanding	35,012	32,574

Diluted income per share:
As reported	$.24	$.18
Pro forma	$.20	$.13

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

	Three Months Ended January 31,

	2004	2003

Risk-free interest rates	4.04%-4.18%	3.93%-3.98%
Expected life	7.3 years	7.5 years
Volatility	47.13%	48.10%
Expected dividends	None	None

Adopted and Recently Issued Statements of Financial Accounting Standards

      In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires a variable interest entity (“VIE”) to be consolidated by a company that is considered to be the primary beneficiary of that VIE. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”), to address certain FIN 46 implementation issues.

1) Non-Special purpose entities (“SPEs”) created prior to February 1, 2003. We are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. While not required, we could elect to adopt FIN 46 or FIN 46-R for these non-SPEs as of the end of the first interim or annual reporting period ending after December 15, 2003. In general, we account for these investments in accordance with Emerging Issues Task Force Issue 00-01, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.” While we form joint ventures with third parties, which we may or may not control, in order to jointly bid, negotiate and execute projects, we currently do not have any VIEs. If we determine that any of these joint ventures require consolidation under FIN 46-R, it could have a material impact on revenues and costs, but not net income, in our consolidated financial statements for interim or annual periods in filings subsequent to January 31, 2004.

2) All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. We are required to apply the provisions of FIN 46 unless we elect to early adopt the provisions of FIN 46-R as of the first interim or annual reporting period ending after December 15, 2003. If we do not elect to early adopt FIN 46-R, then we are required to apply FIN 46-R to these entities as of the end of the first interim or annual reporting period ending after March 15, 2004. We have not entered into any material joint venture or partnership agreements subsequent to January 31, 2003 and we did not enter into any such material agreements during our first interim period ended January 31, 2004. If we enter into any significant joint venture and partnership agreements in the future that would require consolidation under FIN 46 or FIN 46-R, it could have a material impact on our consolidated financial statements in future filings.

      In December of 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised) (“Revised SFAS 132”), “Employer’s Disclosure about Pensions and Other Postretirement Benefits.” Revised SFAS 132 retains disclosure requirements in original SFAS 132 and requires additional disclosures relating to assets, obligations, cash flows and net periodic benefit cost. Revised SFAS 132 is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. Revised SFAS 132 will impact the disclosures in financial statements beginning in our second quarter of the fiscal year ending October 31, 2004.

      On December 17, 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition,” which supercedes SAB 101, “Revenue Recognition” in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21,

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

“Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the “FAQ”) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. SAB 104 applies to our service related contracts. We do not have any material multiple element arrangements and thus SAB 104 does not impact our financial statements nor is adoption of SAB 104 considered a change in accounting principle.

      On January 12, 2004, FASB issued FASB Staff Position No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”). FSP 106-1 permits employers that sponsor postretirement benefit plans (plan sponsors) that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”). Without FSP 106-1, plan sponsors would be required under Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), to account for the effects of the Act in the fiscal period that includes December 8, 2003, the date the President signed the Act into law. We have elected to make this deferral, which will remain in effect until the earlier of (a) the issuance of guidance by the FASB on how to account for the federal subsidy to be provided to plan sponsors under the Act, or (b) the remeasurement of plan assets and obligations subsequent to January 31, 2004. Our measures of accumulated postretirement benefit obligations and net periodic postretirement benefit cost which are included in our financial statements do not reflect the effects of the Act on our post-retirement medical plans. Final guidance on this deferral could require us to change previously reported information.

Reclassifications

      Certain reclassifications have been made to our 2003 financial statements to conform to the 2004 presentation with no effect on consolidated net income, equity or cash flows as previously reported.

NOTE 2.	ACQUISITION

      On January 28, 2003, our stockholders approved the conversion of all outstanding shares of the Series D Preferred Stock that had been issued in connection with the acquisition of Carlyle-EG&G Holdings Corp. and Lear Siegler Services, Inc. (collectively, “EG&G”). The conversion of Series D Preferred Stock to common stock constituted a change in control as defined under the terms of our employment arrangements with some executives resulting in the accelerated vesting of restricted common stock previously granted, which increased general and administrative expenses by approximately $2.5 million for the first quarter ended January 31, 2003.

      Amortization expense of our purchased intangible assets was $0.8 million and $1.5 million for the quarters ended January 31, 2004 and 2003, respectively.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

NOTE 3.	PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

	January 31,	October 31,
	2004	2003

	(In thousands)
Equipment	$157,813	$156,170
Furniture and fixtures	26,331	26,334
Leasehold improvements	30,968	29,657
Construction in progress	3,256	2,643

	218,368	214,804
Less: accumulated depreciation and amortization	(108,467)	(102,028)

	109,901	112,776

Capital leases	82,443	78,437
Less: accumulated amortization	(43,781)	(40,660)

	38,662	37,777

Property and equipment at cost, net	$148,563	$150,553

      As of January 31, 2004 and October 31, 2003, we capitalized development costs of internal-use software of $58.4 million and $58.3 million, respectively. We amortize the capitalized software costs using the straight-line method over an estimated useful life of ten years.

      Property and equipment is depreciated by using the following estimated useful life.

Estimated Useful Life

Equipment	4-10 years
Capital leases	4-10 years
Furniture and fixtures	10 years
Leasehold improvements	9 months-20 years

      Depreciation and amortization expense of property and equipment for the periods ended January 31, 2004 and 2003 was $10.0 million and $10.2 million, respectively.

NOTE 4.	CURRENT AND LONG-TERM DEBT

Our Senior Secured Credit Facility

      Our Senior Secured Credit Facility (the “Credit Facility”). Our Credit Facility consists of two term loans, Term Loan A and Term Loan B, in the original aggregate principal amount of $475.0 million and a revolving line of credit in the amount of $200.0 million. As of January 31, 2004 and October 31, 2003, we had outstanding $343.8 million and $357.8 million in principal amounts outstanding, respectively, under the term loan facilities. As of January 31, 2004, we also had $6.2 million drawn on the revolving line of credit and had outstanding standby letters of credit aggregating to $62.4 million, reducing the amount available to us under our revolving credit facility to $131.4 million.

      Effective January 30, 2003, we amended our Credit Facility to increase the maximum leverage ratio of consolidated total funded debt to consolidated Earnings Before Interest, Income Taxes, Depreciation and Amortization (“EBITDA”), as defined by our Credit Facility. This amendment is effective through the second quarter of fiscal 2004. As a result of the amendment, the leverage ratio range increased from 3.75-4.00:1 to 3.75-

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

4.50:1. In addition, the applicable interest rate margins increased by 0.25% on our Credit Facility. The amendment also provided that if we achieved the original leverage ratio of 3.90:1 or less for fiscal year 2003, our interest rate margins would revert to the original interest rate margins. As we achieved the original leverage ratio in fiscal year 2003, the applicable interest rate margins were reduced by 0.25% on January 26, 2004, back to the original interest rate margins.

      On November 6, 2003, we amended our Credit Facility to allow us to use 100% of the net proceeds of an equity issuance of up to $220.0 million (subsequently amended to $250 million on March 30, 2004) and a portion of excess cash flow to repurchase or redeem our 11 1/2% Senior Notes due 2009 (the “11 1/2% notes”), our 12 1/4% Senior Subordinated Notes due 2009 (the “12 1/4% notes”) and our 6 1/2% Convertible Subordinated Debentures due 2012 (the “6 1/2% debentures”).

      On December 16, 2003, we amended our Credit Facility, reducing the applicable interest rate margins by 0.75% on our Term Loan B. Borrowings from our Credit Facility are subject to one of two interest rates: either a base rate, as defined by the bank, or current LIBOR rate. After the amendment, the applicable margin for LIBOR loans ranges from 2.50% to 2.75% and for the base rate loans ranges from 1.50% to 1.75%. The Term Loan A and revolving line of credit applicable interest rate margins were not impacted.

      As of January 31, 2004, we were in compliance with all of our Credit Facility covenants.

      Revolving Line of Credit. We maintain a revolving line of credit to fund daily operating cash needs and to support standby letters of credit. Overall use of the revolving line of credit is driven by collection and disbursement activities during the normal course of business. Our regular daily cash needs follow a predictable pattern that typically parallels our payroll cycles, which drives, if necessary, our borrowing requirements.

      Our average daily revolving line of credit balances for the first quarter ended January 31, 2004 and 2003 were $7.2 million and $45.1 million, respectively. The maximum amounts outstanding at any one point in time during the first quarter ended January 31, 2004 and 2003 were $33.1 million and $70.0 million, respectively. As of January 31, 2004 and 2003, we had an outstanding balance of $6.2 million and $24.4 million, respectively. The effective average interest rates paid on the line of credit were approximately 6.3% during both of the first quarters ended January 31, 2004 and 2003.

Notes

      11 1/2% Notes. We issued $200.0 million in aggregate principal amount of the 11 1/2% notes for proceeds, net of $4.7 million of original issue discount, of $195.3 million. The 11 1/2% notes remained outstanding as of January 31, 2004 and October 31, 2003. Interest on the 11 1/2% notes is payable semi-annually in arrears on March 15 and September 15 of each year. The 11 1/2% notes are effectively subordinate to our Credit Facility and senior to our 12 1/4% notes and 6 1/2% debentures described below.

      12 1/4% Notes. We issued $200.0 million in aggregate principal amount of the 12 1/4% notes. The 12 1/4% notes remained outstanding as of January 31, 2004 and October 31, 2003. Interest on the 12 1/4% notes is payable semi-annually in arrears on May 1 and November 1 of each year. The 12 1/4% notes are effectively subordinate to our Credit Facility and our 11 1/2% notes.

      8 5/8% Senior Subordinated Debentures (the “8 5/8% debentures”). On January 15, 2004, we retired the entire outstanding balance of $6.5 million of our 8 5/8% debentures.

      6 1/2% Debentures. As of January 31, 2004 and October 31, 2003, we owed $1.8 million on our 6 1/2% debentures.

      Notes payable and other indebtedness. As of January 31, 2004 and October 31, 2003, we had $11.2 million and $10.9 million of outstanding notes payable, respectively, which includes notes primarily used as our financing vehicle to purchase office equipment, computer equipment and furniture. These notes have three-year to five-year terms with interest rates ranging from approximately 4% to 7%.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

NOTE 5.	COMMITMENTS AND CONTINGENCIES

      Various legal proceedings are pending against us and certain of our subsidiaries alleging, among other things, breaches of contract or negligence in connection with the performance of professional services, the outcome of which can not be predicted with certainty. In some actions, parties are seeking damages, including punitive or treble damages, that substantially exceed our insurance coverage. Based on our previous experience with claim settlements and the nature of the pending legal proceedings, however, we do not believe that any of the legal proceedings are likely to result in a settlement or judgment against us or our subsidiaries that would materially exceed our insurance coverage and, therefore, have a material adverse effect on our consolidated financial position, results of operations or cash flows.

      Currently, we have limits of $125 million per loss and $125 million in the aggregate annually for general liability, professional errors and omissions liability and contractor’s pollution liability insurance. These policies include self-insured claim retention amounts of $4 million, $5 million and $5 million, respectively.

      Excess limits provided for these coverages are on a “claims made” basis, covering only claims actually made during the policy period currently in effect. Thus, if we do not continue to maintain these policies, we will have no coverage for claims made after the termination date even for claims based on events that occurred during the term of coverage. We intend to maintain these policies; however, we may be unable to maintain existing coverage levels. In addition, claims may exceed the available amount of insurance. We believe that the settlement of existing claims will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. We have maintained insurance without lapse for many years with limits in excess of losses sustained.

      As of January 31, 2004, we had the following guarantee obligations:

We have guaranteed the credit facility of EC III, LLC, a 50%-owned, unconsolidated joint venture, in the event of a default by the joint venture. This joint venture was formed in the ordinary course of business, to perform a contract for the federal government. The term of the guarantee is equal to the remaining term of the underlying debt, which is two years. The maximum potential amount of future payments, which we could be required to make under this guarantee at January 31, 2004, was $6.5 million.

We also maintain a variety of commercial commitments that are generally made to provide support for provisions of our contracts. In addition, letters of credit are provided to clients and others in the ordinary course of business against advance payments and to support other business arrangements. We are required to reimburse the issuers of letters of credit for any payments they make under the letters of credit.

From time to time, we may provide a guarantee related to our services or work. If our services under a guaranteed project are later determined to have resulted in a material defect or other material deficiency, then we may be responsible for monetary damages or other legal remedies. When sufficient information about claims on guaranteed projects is available and monetary damages or other costs or losses are determined to be probable, we recognize such guarantee losses. Currently, we have no guarantee claims for which losses have been recognized.

NOTE 6.	SEGMENT AND RELATED INFORMATION

      We operate our business through two segments: the URS Division and the EG&G Division. These two segments operate under separate management groups and produce discrete financial information. Their operating results are also reviewed separately by management. The information disclosed in our consolidated financial statements is based on the two segments, which comprise our current organizational structure.

      The following table shows summarized financial information (in thousands) on our reportable segments. Included in the “Eliminations” column are elimination of inter-segment sales and elimination of investment in

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

subsidiaries. We have reclassified our reporting segment information for the first quarter of fiscal year 2003 to conform to our presentation for fiscal year 2004.

	January 31, 2004

		Property
	Net	and
	Accounts	Equipment
	Receivable	at Cost, Net	Total Assets

	(In thousands)
URS Division	$694,464	$139,833	$877,395
EG&G Division	184,032	6,037	211,746

	878,496	145,870	1,089,141
Corporate	—	2,693	1,682,520
Eliminations	—	—	(613,386)

Total	$878,496	$148,563	$2,158,275

	October 31, 2003

		Property
	Net	and
	Accounts	Equipment
	Receivable	at Cost, Net	Total Assets

	(In thousands)
URS Division	$703,676	$142,712	$887,259
EG&G Division	182,491	6,255	202,476

	886,167	148,967	1,089,735
Corporate	—	1,586	1,678,548
Eliminations	—	—	(600,671)

Total	$886,167	$150,553	$2,167,612

	Three Months Ended January 31, 2004

		Operating	Depreciation
		Income	and
	Revenues	(Loss)	Amortization

	(In thousands)
URS Division	$527,526	$30,992	$9,184
EG&G Division	244,333	10,683	1,205
Eliminations	(132)	—	—

	771,727	41,675	10,389
Corporate	—	(8,315)	64

Total	$771,727	$33,360	$10,453

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

	Three Months Ended January 31, 2003

		Operating	Depreciation
		Income	and
	Revenues	(Loss)	Amortization

	(In thousands)
URS Division	$536,064	$32,772	$9,403
EG&G Division	221,969	9,247	1,331

	758,033	42,019	10,734
Corporate	—	(10,829)	763

Total	$758,033	$31,190	$11,497

      We define our segment operating income (loss) as total segment net income, before income tax and net interest expense. Our long-lived assets primarily consist of our property and equipment.

Geographic areas

      Our revenues by geographic areas are shown below:

	Three Months Ended
	January 31,

	2004	2003

	(In thousands)
Revenues
United States	$702,640	$698,581
International	70,859	60,249
Eliminations	(1,772)	(797)

Total revenues	$771,727	$758,033

Major Customers

      For the three months ended January 31, 2004, we had multiple contracts with two major customers, who contributed more than ten percent of our total consolidated revenues, as listed below:

	URS Division	EG&G Division	Total

	(In millions)
Department of the U.S. Army(1)	$21.1	$102.0	$123.1
Department of the U.S. Air Force	$18.6	$64.6	$83.2

(1)	Department of the U.S. Army includes the U.S. Army Corps of Engineers.

NOTE 7.	RELATED PARTY TRANSACTIONS

      Some of our officers, directors and employees may have disposed of shares of our common stock, both in cashless transactions with us and in market transactions, in connection with exercises of stock options, the vesting of restricted stock and the payment of withholding taxes due with respect to such exercises and vesting. These officers, directors and employees may continue to dispose of shares of our common stock in this manner and for similar purposes.

URS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED —  (Continued)

NOTE 8.	GUARANTOR INFORMATION

      Substantially all of our domestic operating subsidiaries have guaranteed our obligations under our Credit Facility, our 12 1/4% notes and our 11 1/2% notes (or collectively, the “Notes”). Each of the subsidiary guarantors has fully and unconditionally guaranteed our obligations on a joint and several basis.

      Substantially all of our income and cash flows are generated by our subsidiaries. We have no operating assets or operations other than our investments in our subsidiaries. As a result, funds necessary to meet our debt service obligations are provided in large part by distributions or advances from our subsidiaries. Financial conditions and operating requirements of the subsidiary guarantors may limit our ability to obtain cash from our subsidiaries for the purposes of meeting our debt service obligations, including the payment of principal and interest on our Notes and our Credit Facility. In addition, although the terms of our Notes and our Credit Facilities limit us and our subsidiary guarantors’ ability to place contractual restrictions on the flows of funds to us, legal restrictions, including local regulations, and contractual obligations associated with secured loans, such as equipment financings, at the subsidiary level may restrict the subsidiary guarantors’ ability to pay dividends, or make loans or other distributions to us.

      The following pages contain: our condensed consolidating balance sheets as of January 31, 2004 and October 31, 2003; our condensed consolidating statements of operations and comprehensive income for the three months ended January 31, 2004 and 2003; and our condensed consolidating statements of cash flows for the three months ended January 31, 2004 and 2003. Entries necessary to consolidate our subsidiaries are reflected in the eliminations column. Complete financial statements of our subsidiaries that guarantee our Credit Facility and our Notes would not provide additional material information that would be useful in assessing the financial condition of such subsidiaries.

URS CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

(In thousands)
(Unaudited)

	As of January 31, 2004

			Subsidiary
		Subsidiary	Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$(2,508)	$4,053	$4,101	$—	$5,646
Accounts receivable	—	449,044	67,125	—	516,169
Costs and accrued earnings in excess of billings on contracts in process	—	347,953	49,921	—	397,874
Less receivable allowance	—	(28,227)	(7,320)	—	(35,547)

Net accounts receivable	—	768,770	109,726	—	878,496

Deferred income taxes	12,393	—	—	—	12,393
Prepaid expenses and other assets	12,038	22,162	2,193	—	36,393

Total current assets	21,923	794,985	116,020	—	932,928
Property and equipment at cost, net	2,693	132,096	13,774	—	148,563
Goodwill, net	1,004,680	—	—	—	1,004,680
Purchased intangible assets, net	10,604	—	—	—	10,604
Investment in subsidiaries	613,386	—	—	(613,386)	—
Other assets	29,234	31,250	1,016	—	61,500

	$1,682,520	$958,331	$130,810	$(613,386)	$2,158,275

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$9,438	$16,851	$9	$—	$26,298
Accounts payable and subcontractor payable	(1,880)	146,466	11,801	—	156,387
Accrued salaries and wages	451	114,011	15,444		129,906
Accrued expenses and other	53,208	24,155	4,951	—	82,314
Billings in excess of costs and accrued earnings on contracts in process	—	69,565	12,397	—	81,962

Total current liabilities	61,217	371,048	44,602		476,867
Long-term debt	739,421	31,463	343	—	771,227
Deferred income taxes	55,452	—	—		55,452
Deferred compensation and other	37,757	27,953	346	—	66,056

Total liabilities	893,847	430,464	45,291	—	1,369,602

Stockholders’ equity:
Total stockholders’ equity	788,673	527,867	85,519	(613,386)	788,673

	$1,682,520	$958,331	$130,810	$(613,386)	$2,158,275

URS CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

(In thousands)

	As of October 31, 2003

			Subsidiary
		Subsidiary	Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$9,099	$3,955	$2,454	$—	$15,508
Accounts receivable	—	457,837	67,766	—	525,603
Costs and accrued earnings in excess of billings on contracts in process		350,235	43,435		393,670
Less receivable allowance	—	(26,756)	(6,350)	—	(33,106)

Net accounts receivable	—	781,316	104,851	—	886,167

Deferred income taxes	13,315	—	—	—	13,315
Prepaid expenses and other assets	8,637	17,476	(1,438)	—	24,675

Total current assets	31,051	802,747	105,867	—	939,665
Property and equipment at cost, net	1,586	135,655	13,312	—	150,553
Goodwill, net	1,004,680	—	—	—	1,004,680
Purchased intangible assets, net	11,391	—	—	—	11,391
Investment in subsidiaries	600,671	—	—	(600,671)	—
Other assets	29,169	31,086	1,068	—	61,323

	$1,678,548	$969,488	$120,247	$(600,671)	$2,167,612

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$7,060	$16,814	$11	$—	$23,885
Accounts payable and subcontractor payable	2,835	156,885	12,780	—	172,500
Accrued salaries and wages	1,804	110,583	13,387	—	125,774
Accrued expenses and other	53,147	28,520	5,207	—	86,874
Billings in excess of costs and accrued earnings on contracts in process	—	72,237	10,765	—	83,002

Total current liabilities	64,846	385,039	42,150	—	492,035
Long-term debt	755,798	32,515	395	—	788,708
Deferred income taxes	55,411	—	—	—	55,411
Deferred compensation and other	37,420	28,805	160	—	66,385

Total liabilities	913,475	446,359	42,705	—	1,402,539

Stockholders’ equity:
Total stockholders’ equity	765,073	523,129	77,542	(600,671)	765,073

	$1,678,548	$969,488	$120,247	$(600,671)	$2,167,612

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND

COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Three Months Ended January 31, 2004

			Subsidiary
		Subsidiary	Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$—	$702,640	$70,859	$(1,772)	$771,727
Direct operating expenses	—	450,824	38,461	(1,772)	487,513

Gross profit	—	251,816	32,398	—	284,214

Indirect expenses:
Indirect, general and administrative	8,315	210,927	31,612	—	250,854
Interest expense, net	18,473	336	254	—	19,063

	26,788	211,263	31,866	—	269,917

Income (loss) before taxes	(26,788)	40,553	532	—	14,297
Income tax expense (benefit)	(10,707)	16,209	218	—	5,720

Income (loss) before equity in net earnings of subsidiaries	(16,081)	24,344	314	—	8,577
Equity in net earnings of subsidiaries	24,658	—	—	(24,658)	—

Net income	8,577	24,344	314	(24,658)	8,577
Other comprehensive income:
Foreign currency translation adjustment	—	—	2,909	—	2,909

Comprehensive income	$8,577	$24,344	$3,223	$(24,658)	$11,486

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND

COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Three Months Ended January 31, 2003

			Subsidiary
		Subsidiary	Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$—	$698,581	$60,249	$(797)	$758,033
Direct operating expenses	—	450,693	33,701	(797)	483,597

Gross profit	—	247,888	26,548	—	274,436

Indirect expenses:
Indirect, general and administrative	10,829	208,935	23,482	—	243,246
Interest expense, net	20,621	472	187	—	21,280

	31,450	209,407	23,669	—	264,526

Income (loss) before taxes	(31,450)	38,481	2,879	—	9,910
Income tax expense (benefit)	(12,433)	15,212	1,181	—	3,960

Income (loss) before equity in net earnings of subsidiaries	(19,017)	23,269	1,698	—	5,950
Equity in net earnings of subsidiaries	24,967	—	—	(24,967)	—

Net income	5,950	23,269	1,698	(24,967)	5,950
Other comprehensive income:
Foreign currency translation adjustment	—	—	2,325	—	2,325

Comprehensive income	$5,950	$23,269	$4,023	$(24,967)	$8,275

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands)
(Unaudited)

	Three Months Ended January 31, 2004

			Subsidiary
		Subsidiary	Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$8,577	$24,344	$314	$(24,658)	$8,577

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	851	8,580	1,022	—	10,453
Amortization of financing fees	1,981	—	—	—	1,981
Provision for doubtful accounts	—	2,578	969	—	3,547
Deferred income taxes	963	—	—	—	963
Stock compensation	671	—	—	—	671
Tax benefit of stock options	1,492	—	—	—	1,492
Equity in net earnings of subsidiaries	(24,658)	—	—	24,658	—
Changes in current assets and liabilities:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	9,967	(5,843)	—	4,124
Prepaid expenses and other assets	(3,215)	(4,686)	(3,631)	—	(11,532)
Accounts payable, accrued salaries and wages and accrued expenses	14,535	(36,596)	8,443	(2,912)	(16,530)
Billings in excess of costs and accrued earnings on contracts in process	—	(2,671)	1,631	—	(1,040)
Deferred compensation and other	337	(851)	185	—	(329)
Other, net	(249)	(163)	51	2,912	2,551

Total adjustments and changes	(7,292)	(23,842)	2,827	24,658	(3,649)

Net cash provided by operating activities	1,285	502	3,141	—	4,928

Cash flows from investing activities:
Capital expenditures	(1,171)	(1,830)	(1,483)	—	(4,484)

Net cash used by investing activities	(1,171)	(1,830)	(1,483)	—	(4,484)

Cash flows from financing activities:
Long-term debt principal payments	(20,450)	—	—	—	(20,450)
Long-term debt borrowings	—	345	—	—	345
Net borrowings under the line of credit	6,157	—	—	—	6,157
Capital lease obligation payments	(26)	(4,618)	(11)	—	(4,655)
Short-term note payments	(41)	(5)	—	—	(46)
Proceeds from sale of common shares from employee stock purchase plan and exercise of stock options	4,246	5,704	—	—	9,950
Payment of financing fees	(1,607)	—	—	—	(1,607)

Net cash used by financing activities	(11,721)	1,426	(11)	—	(10,306)

Net increase (decrease) in cash	(11,607)	98	1,647	—	(9,862)
Cash and cash equivalents at beginning of year	9,099	3,955	2,454	—	15,508

Cash and cash equivalents at end of year	$(2,508)	$4,053	$4,101	$—	$5,646

URS CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(In thousands)
(Unaudited)

	Three Months Ended January 31, 2003

			Subsidiary
		Subsidiary	Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$5,950	$23,269	$1,698	$(24,967)	$5,950

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,617	9,073	807	—	11,497
Amortization of financing fees	1,751	—	—	—	1,751
Provision for doubtful accounts	—	264	476	—	740
Deferred income taxes	(1,700)	—	—	—	(1,700)
Stock compensation	2,956	—	—	—	2,956
Equity in net earnings of subsidiaries	(24,967)	—	—	24,967	—
Changes in current assets and liabilities:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	—	20,571	(3,922)	—	16,649
Prepaid expenses and other assets	(534)	(5,361)	697	—	(5,198)
Accounts payable, accrued salaries and wages and accrued expenses	31,975	(54,331)	(174)	(2,900)	(25,430)
Billings in excess of costs and accrued earnings on contracts in process	—	2,628	144	—	2,772
Deferred compensation and other	545	(3,484)	330	—	(2,609)
Other, net	(10,432)	10,701	(74)	2,900	3,095

Total adjustments and changes	1,211	(19,939)	(1,716)	24,967	4,523

Net cash provided (used) by operating activities	7,161	3,330	(18)	—	10,473

Cash flows from investing activities:
Capital expenditures	(44)	(1,665)	(1,460)	—	(3,169)

Net cash used by investing activities	(44)	(1,665)	(1,460)	—	(3,169)

Cash flows from financing activities:
Long-term debt principal payments	(4,000)	(147)	(143)	—	(4,290)
Long-term debt borrowings	—	300	—	—	300
Net payments under the line of credit	(2,903)	—	—	—	(2,903)
Capital lease obligation payments	(28)	(4,152)	—	—	(4,180)
Short-term note borrowings	—	87	—	—	87
Short-term note payments	(20)	(35)	(63)	—	(118)
Proceeds from sale of common shares from employee stock purchase plan and exercise of stock options	3,672	—	—	—	3,672

Net cash used by financing activities	(3,279)	(3,947)	(206)	—	(7,432)

Net increase (decrease) in cash	3,838	(2,282)	(1,684)	—	(128)
Cash and cash equivalents at beginning of year	(4,000)	9,802	4,170	—	9,972

Cash and cash equivalents at end of year	$(162)	$7,520	$2,486	$—	$9,844

PROSPECTUS

$325,000,000

Offered by

URS CORPORATION

Common Stock

Preferred Stock
Depositary Shares
Warrants
Debt Securities

3,000,000 Shares of Common Stock

Offered by Selling Stockholders

          From time to time, we may sell common stock, preferred stock, warrants and/or debt securities with a total value of up to $325 million. Any preferred stock that we sell may be sold as shares of preferred stock or represented by depositary shares. Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants, which co-registrants will not be involved in the issuance of any other securities described in this prospectus.

          We will provide specific terms of these offerings and securities in supplements to this prospectus, including whether the debt securities are guaranteed by certain of our subsidiaries. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

          The selling stockholders identified in this prospectus may sell up to 3,000,000 shares of our common stock in connection with this prospectus. Unless otherwise provided in a prospectus supplement, we do not expect to receive any proceeds from the sale of the shares by any selling stockholder. In the prospectus supplement relating to sales by selling stockholders, we will identify each selling stockholder and the number of shares of our common stock that each selling stockholder will be selling.

          Our common stock is traded on the New York Stock Exchange under the symbol “URS.” On February 18, 2004, the last reported sale price for our common stock, as reported on the New York Stock Exchange, was $29.97 per share.

          INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” CONTAINED IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND QUARTERLY REPORT ON FORM 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

          THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

          The securities may be sold directly by us or the selling stockholders to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 1, 2004.

      You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may offer from time to time any combination of securities described in this prospectus in one or more offerings up to a total amount of $325 million, and our selling stockholders may sell up to 3,000,000 shares of our common stock. This prospectus provides you with a general description of the securities we and our selling stockholders may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of those securities. Any prospectus supplement may also add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

i

URS CORPORATION

Overview

      We are one of the largest professional engineering firms in the United States. We provide a comprehensive range of professional planning, design, program and construction management and operations and maintenance services to local, state and federal government agencies and large private sector clients through a network of more than 300 offices and contract-specific job sites across the U.S. and in more than 20 foreign countries.

      We are incorporated in Delaware and our principal corporate office is located at 600 Montgomery Street, 25th Floor, San Francisco, California 94111-2727. Our telephone number is (415) 774-2700. Information contained on our Web site does not constitute part of this prospectus. References in the prospectus to “URS,” “we,” “our,” “us” and the “Company” refer to URS Corporation, a Delaware corporation, and its subsidiaries.

THE SECURITIES WE AND THE SELLING STOCKHOLDERS MAY OFFER

      We may offer shares of our common stock and preferred stock, various series of debt securities and/or warrants to purchase any of such securities with a total value of up to $325 million from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. In addition, the selling stockholders identified in this prospectus may sell up to 3,000,000 shares of our common stock under this prospectus. Any preferred stock that we may offer may be offered either as shares of preferred stock or be represented by depositary shares. This prospectus provides you with a general description of the securities we or any selling stockholders may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;

•	aggregate principal amount or aggregate offering price;

•	maturity;

•	original issue discount, if any;

•	rates and times of payment of interest or dividends, if any;

•	redemption, conversion, exchange or sinking fund terms, if any;

•	conversion or exchange prices or rates, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices or rates and in the securities or other property receivable upon conversion or exchange;

•	ranking;

•	restrictive covenants, if any;

•	voting or other rights, if any; and

•	important federal income tax considerations.

      The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus.

      THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

      We and the selling stockholders may sell the securities directly to investors or through agents, underwriters or dealers. We, the selling stockholders and our agents, underwriters or dealers, reserve the right to accept or reject all or part of any proposed purchase of securities. If we or the selling stockholders do offer securities through agents, underwriters or dealers, we will include in the applicable prospectus supplement:

•	the names of those agents, underwriters or dealers;

•	applicable fees, discounts and commissions to be paid to them;

•	details regarding over-allotment options, if any; and

•	the net proceeds to us and/or the selling stockholders.

Common Stock

      We may issue shares of our common stock from time to time. Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

Preferred Stock

      We may issue shares of our preferred stock from time to time, in one or more series. Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. As of the date of this prospectus, there are no shares of preferred stock outstanding.

      We will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that we sell under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. We urge you to read the prospectus supplements related to the series of preferred stock being offered, as well as the complete certificate of designation that contains the terms of the applicable series of preferred stock.

Depositary Shares

      We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement, of a share of the applicable series of preferred stock.

      Any depositary shares that we sell under this prospectus will be evidenced by depositary receipts issued under a deposit agreement between us and a depositary with whom we deposit the shares of the applicable series of preferred stock that underlie the depositary shares that are sold. In this prospectus, we have summarized certain general features of the depositary shares. We will incorporate by reference into the registration statement of which this prospectus is a part the form of deposit agreement, including a form of depositary receipt, that describes the terms of any depositary shares we are offering before the issuance of the related depositary shares. We urge you to read the prospectus supplements related to any depositary shares being offered, as well as the complete deposit agreement and depositary receipt that contains the terms of the depositary shares.

Warrants

      We may issue warrants for the purchase of common stock, preferred stock, depositary shares and/or debt securities in one or more series, from time to time. We may issue warrants independently or together with common stock, preferred stock, depositary shares and/or debt securities, and the warrants may be attached to or separate from those securities.

      The warrants will be evidenced by warrant certificates issued under one or more warrant agreements, which are contracts between us and an agent for the holders of the warrants. In this prospectus, we have summarized certain general features of the warrants. We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. We urge you to read the prospectus supplements related to the series of warrants being offered, as well as the complete warrant agreements and warrant certificates that contain the terms of the applicable series of warrants.

Debt Securities

      We may issue debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants, which co-registrants will not be involved in the issuance of any other securities described in this prospectus. The senior debt securities will rank equally with any other unsubordinated debt that we may have and may be secured or unsecured. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all or some portion of our indebtedness. Any convertible debt securities that we issue will be convertible into or exchangeable for our common stock or other securities of ours. Conversion may be mandatory or at your option and would be at prescribed conversion rates.

      The debt securities will be issued under one or more documents called indentures, which are contracts between us and a trustee for the holders of the debt securities. In this prospectus, we have summarized certain general features of the debt securities. We urge you, however, to read the prospectus supplements related to the series of debt securities being offered, as well as the complete indentures that contain the terms of the debt securities. Indentures have been filed as exhibits to the registration statement of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of debt securities being offered will be incorporated by reference into the registration statement of which this prospectus is a part from reports we file with the SEC.

RISK FACTORS

      Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “RISK FACTORS” contained in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, which are incorporated herein by reference in their entirety (the “URS Risk Factors”).

      Investment in our securities involves risks. You should consider carefully the URS Risk Factors, as well as other information in this prospectus and any prospectus supplement before purchasing any of our securities. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the filings incorporated into this prospectus by reference contain forward-looking statements within the meaning of Section 17A of the Securities Act and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to the “safe harbor” created by those sections. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “opportunity,” “plans,” “potential,” “predicts,” or “will,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended subsequent to our filing of such Annual Report on Form 10-K with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, the following:

•	adverse effects associated with the current economic downturn, which could cause our revenues to decline and our financial condition to deteriorate;

•	any disruption in government funding for any of our multi-year government contracts from which we derive a substantial portion of our revenues, as any such disruption could adversely affect our government contracts and cause our revenues to suffer;

•	any deemed violation of procurement rules and regulations or other public sector liabilities to which we are subject as a government contractor, which could lead to fines or penalties or a loss of business;

•	any inability to complete existing government contracts or to compete successfully for new government contracts, which could harm our operations and adversely affect our future revenues;

•	any negative government audit, which could adversely result in an adjustment of our revenues and cost, impair our reputation and result in civil and criminal penalties;

•	unexpected terminations of all or some of our backlog of orders, which could negatively affect our anticipated revenues;

•	any inability to estimate accurately our overall risks, revenues or costs in performing services for our clients, which could cause us to have low profit margins or incur losses;

•	any inability to meet the performance standards of a project, which could result in higher costs and cause us to have low profit margins or incur losses;

•	our substantial indebtedness, which could adversely affect our financial condition;

•	any failure by our partners to perform their contractual obligations on a project, which could expose us to legal liability, loss of reputation and reduced profit or losses on that project;

•	our ability to generate or borrow enough cash to service our debt, which could result in bankruptcy or otherwise impair our ability to maintain sufficient liquidity to continue our operations;

•	our ability to service our debt if our subsidiaries do not make sufficient distributions to us;

•	restrictive covenants in our senior secured credit facility and the indentures relating to our outstanding notes and our other outstanding indebtedness, which may restrict our ability to pursue business strategies;

•	any incurrence of substantial costs of compliance with, or liabilities under, environmental laws and regulations;

•	changes in environmental laws, regulations and programs that could reduce demand for our environmental services and in turn impact our revenues;

•	any inadequacy of our insurance to cover any significant liability for damages due to legal proceedings;

•	any general decline in U.S. defense spending, which may harm our operations and adversely affect our future revenues;

•	our ability to compete successfully in our industry;

•	the fact that ownership of our common stock is concentrated among a few of our major stockholders, who could act in concert to take actions that favor their own personal interests to the detriment of our interests and those of our other stockholders;

•	any failure to attract and retain key professional personnel, which could impair our ability to provide services to our clients and otherwise conduct our business effectively;

•	risks associated with our international operations, which could adversely affect the results from these operations and our overall business;

•	risks associated with our employees traveling to high security risk countries, which may result in employee injury, repatriation costs or other unforeseen costs that could negatively impact our operations;

•	failure to successfully integrate our new accounting and project management systems, which could impair our cash flows and cause us to incur further costs to integrate or upgrade our systems;

•	negotiations with labor unions and possible work actions, which could divert management attention and disrupt operations, and new collective bargaining agreements or amendments to agreements that could increase our labor costs and operating expenses;

•	any failure to integrate acquired businesses or assets, which may prevent us from achieving the anticipated savings and other benefits on which the decision to consummate any acquisition would have been made;

•	our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues and profits;

•	any impairment of our intangible assets could negatively impact our earnings; and

•	provisions of Delaware law, our charter documents and the change in control provisions of our outstanding notes may impede or discourage a takeover, which could cause the market price of our stock to decline.

      Because the risks and uncertainties referred to above, as well as the risk factors incorporated by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the prospectus supplement or the date of documents incorporated by reference in this prospectus that include forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for URS for each of the periods indicated is as follows:

	Year Ended October 31,

	1999	2000	2001	2002	2003

Ratio of earnings to fixed charges	2.0x	1.7x	1.8x	1.8x	1.8x

      The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, fixed charges consist of interest expense, the amortization of debt discount, preferred stock dividends, and such portion of rental expense that is attributable to interest expense. Earnings consist of income before taxes plus fixed charges (excluding preferred stock dividends).

USE OF PROCEEDS

      Unless otherwise provided in a prospectus supplement, we currently intend to use the net proceeds from the sale of our securities under this prospectus for our general corporate purposes.

      Unless otherwise provided in a prospectus supplement, we do not expect to receive any proceeds from the sale of our common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share. Of the 50,000,000 shares of common stock authorized, 34,493,617 shares were outstanding as of February 17, 2004 and 7,151,578 shares have been reserved for issuance under our incentive plans and employee stock purchase plan. None of the preferred stock was outstanding as of February 17, 2004.

COMMON STOCK

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of our company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

      The outstanding shares of our common stock are legally issued, fully paid and nonassessable. The common stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as authorized by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

PREFERRED STOCK

      Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. As of the date of this prospectus, there are no shares of preferred stock outstanding.

      The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of our company.

      Our board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that we sell under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. This description will include:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price per share;

•	the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into our common stock or other securities, including depositary shares and warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preferred stock;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•	any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

      When we issue shares of preferred stock under this prospectus, the shares will be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

      Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Registration Rights

      Certain holders of shares of our common stock are entitled to certain rights with respect to registration of those shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration. In addition, the holders of these shares may require us, at our expense and subject to certain limitations, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration.

Anti-Takeover Provisions

      Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless before the date that the person became an “interested stockholder,” the board of directors approved either the “business combination” or the transaction which makes the person an “interested stockholder,” or after the date that the person became an “interested stockholder,” the business combination is approved by our board of directors and the vote of at least 66 2/3% of our outstanding voting stock that is not owned by the “interested stockholder.” Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who either owns 15% or more of our outstanding voting stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of our outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

      By-law and Certificate of Incorporation Provisions. Our by-laws provide that special meetings of our stockholders may be called only by our president, by the board of directors pursuant to a written request of a majority of the board of directors or by a written request of stockholders owning at least 20% of our outstanding capital stock entitled to vote. Our certificate of incorporation also specifies that the board of directors may alter, amend or repeal our by-laws by resolution of a majority of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in our certificate of incorporation and by-laws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Listing on the New York Stock Exchange

      Our common stock is listed on the New York Stock Exchange under the symbol “URS.”

DESCRIPTION OF DEPOSITARY SHARES

      We may offer fractional shares of preferred stock rather than full shares of preferred stock, and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement, of a share of the applicable series of preferred stock.

      The shares of any series of preferred stock underlying any depositary shares that we may sell under this prospectus will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the preferred stock underlying the depositary share, to all of the rights, preferences and privileges, and be subject to the qualifications and restrictions, of the preferred stock underlying that depositary share.

      The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to the holders of the depositary shares that are sold in the applicable offering. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any deposit agreement, including a form of depositary receipt, that describes the terms of any depositary shares we are offering before the issuance of the related depositary shares. The following summaries of material provisions of the deposit agreement, the depositary shares and the depositary receipts are subject to, and qualified in their entirety by reference to, all of the provisions of the deposit agreement applicable to a particular offering of depositary shares. We urge you to read the prospectus supplements relating to any depositary shares that are sold under this prospectus, as well as the complete deposit agreement and depositary receipt.

Form

      Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form.

      These temporary depositary receipts entitle their holders to all of the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying preferred stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

      If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders, unless the depositary determines that it is not feasible to do so. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to those holders in proportion to the number of depositary shares owned by them.

Withdrawal of Underlying Preferred Stock

      Except as otherwise provided in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to the holder.

Redemption of Depositary Shares

      If the preferred stock underlying any depositary shares we may sell under this prospectus is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from any such redemption, in whole or in part, of that underlying preferred stock. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the underlying preferred stock. Whenever we redeem shares of underlying preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying preferred stock so redeemed. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately, as may be determined by the depositary.

Voting

      Upon receipt of notice of any meeting at which holders of the preferred stock underlying any depositary shares that we may sell under this prospectus are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the underlying preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying preferred stock represented by the holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all reasonable actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying preferred stock to the extent it does not receive specific instructions with respect to the depositary shares representing such preferred stock.

Conversion of Preferred Stock

      If the prospectus supplement relating to any depositary shares that we may sell under this prospectus states that the underlying preferred stock is convertible into our common stock or other securities, the following will apply. The depositary shares, as such, will not be convertible into any of our securities. Rather, any holder of the depositary shares may surrender the related depositary receipts to the depositary with written instructions that direct us to cause conversion of the preferred stock represented by the depositary shares into or for whole shares of our common stock or other securities, as applicable. Upon receipt of those instructions and any amounts payable by the holder in connection with the conversion, we will cause the conversion using the same procedures as those provided for conversion of the underlying preferred stock. If only some of a holder’s depositary shares are converted, a new depositary receipt or receipts will be issued to the holder for any depositary shares not converted.

Amendment and Termination of the Deposit Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective until 90 days after notice of that amendment has been given to the holders. Each holder of depositary shares at the time any amendment becomes effective shall be deemed to consent and agree to that amendment and to be bound by the deposit agreement as so amended. The deposit agreement may be terminated by us or by the depositary only if all outstanding depositary shares have been redeemed or converted into any other securities into which the underlying preferred stock is convertible or there has been a final distribution, including to holders of depositary receipts, of the underlying preferred stock in connection with our liquidation, dissolution or winding up.

Charges of Depositary

      We will pay all charges of the depositary, except for taxes and governmental charges and other charges as are expressly provided for in the deposit agreement to be for the account of the holders of depositary shares or persons other than ourselves who may deposit any underlying preferred stock with the depositary.

Reports

      The depositary will forward to holders of depositary receipts all notices and reports from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying preferred stock.

Limitation on Liability

      Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance of our respective duties under the deposit agreement without, in our case, negligence or bad faith or, in the case of the depositary, negligence or willful misconduct. We and the depositary may rely upon advice of counselor accountants, or upon information provided by persons presenting the underlying preferred stock for deposit, holders of depositary receipts or other persons believed by us in good faith to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF WARRANTS

      The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus, which consist of warrants to purchase common stock, preferred stock, depositary shares and/or debt securities in one or more series. Warrants may be offered independently or together with common stock, preferred stock, depositary shares and/or debt securities offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future warrants we may offer under this prospectus, we will describe the particular terms of any warrants that we may offer in more detail in the applicable prospectus supplement. The terms of any warrants we offer under a prospectus supplement may differ from the terms we describe below.

      We will issue the warrants under a warrant agreement, which we will enter into with a warrant agent to be selected by us. We use the term “warrant agreement” to refer to any of these warrant agreements. We use the term “warrant agent” to refer to the warrant agent under any of these warrant agreements. The warrant agent will act solely as an agent of ours in connection with the warrants and will not act as an agent for the holders or beneficial owners of the warrants.

      We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplements related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants.

General

      We will describe in the applicable prospectus supplement the terms relating to a series of warrants. If warrants for the purchase of debt securities are offered, the prospectus supplement will describe the following terms, to the extent applicable:

•	the offering price and the aggregate number of warrants offered;

•	the currencies in which the warrants are being offered;

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities that can be purchased if a holder exercises a warrant;

•	the designation and terms of any series of debt securities with which the warrants are being offered and the number of warrants offered with each such debt security;

•	the date on and after which the holder of the warrants can transfer them separately from the related series of debt securities;

•	the principal amount of the series of debt securities that can be purchased if a holder exercises a warrant and the price at which and currencies in which such principal amount may be purchased upon exercise;

•	the terms of any rights to redeem or call the warrants;

•	the date on which the right to exercise the warrants begins and the date on which such right expires;

•	federal income tax consequences of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

      Warrants for the purchase of debt securities will be in registered form only.

      If warrants for the purchase of common stock, preferred stock or depositary shares are offered, the prospectus supplement will describe the following terms, to the extent applicable:

•	the offering price and the aggregate number of warrants offered;

•	the total number of shares that can be purchased if a holder of the warrants exercises them and, in the case of warrants for preferred stock or depositary shares, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise or that are underlying the depositary shares that can be purchased upon exercise;

•	the designation and terms of any series of preferred stock or depositary shares with which the warrants are being offered and the number of warrants being offered with each share of common stock, preferred stock or depositary share;

•	the date on and after which the holder of the warrants can transfer them separately from the related common stock or series of preferred stock or depositary shares;

•	the number of shares of common stock or preferred stock or depositary shares that can be purchased if a holder exercises the warrant and the price at which such common stock, preferred stock or depositary shares may be purchased upon exercise, including, if applicable, any provisions for changes to or adjustments in the exercise price and in the securities or other property receivable upon exercise;

•	the terms of any rights to redeem or call, or accelerate the expiration of, the warrants;

•	the date on which the right to exercise the warrants begins and the date on which that right expires;

•	federal income tax consequences of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

      Warrants for the purchase of common stock, preferred stock or depositary shares will be in registered form only.

      A holder of warrant certificates may exchange them for new certificates of different denominations, present them for registration of transfer and exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Until any warrants to purchase debt securities are exercised, the holder of the warrants will not have any of the rights of holders of the debt securities that can be purchased upon exercise, including any rights to receive payments of principal, premium or interest on the underlying debt securities or to enforce covenants in the applicable indenture. Until any warrants to purchase common stock, preferred stock or depositary shares are exercised, holders of the warrants will not have any rights of holders of the underlying common stock, preferred stock or depositary shares, including any rights to receive dividends or to exercise any voting rights, except to the extent set forth under “— Warrant Adjustments” below.

Exercise of Warrants

      Each holder of a warrant is entitled to purchase the principal amount of debt securities or number of shares of common stock, preferred stock or depositary shares, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised warrants will become void.

      A holder of warrants may exercise them by following the general procedure outlined below:

•	delivering to the warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•	properly completing and signing the reverse side of the warrant certificate representing the warrants; and

•	delivering the warrant certificate representing the warrants to the warrant agent within five business days of the warrant agent receiving payment of the exercise price.

      If you comply with the procedures described above, your warrants will be considered to have been exercised when the warrant agent receives payment of the exercise price, subject to the transfer books for the securities issuable upon exercise of the warrant not being closed on such date. After you have completed those procedures and subject to the foregoing, we will, as soon as practicable, issue and deliver to you the debt securities, common stock, preferred stock or depositary shares that you purchased upon exercise. If you exercise fewer than all of the warrants represented by a warrant certificate, a new warrant certificate will be issued to you for the unexercised amount of warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

Amendments and Supplements to the Warrant Agreements

      We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants to cure ambiguities in the warrant agreement, to cure or correct a defective provision in the warrant agreement, or to provide for other matters under the warrant agreement that we and the warrant agent deem necessary or desirable, so long as, in each case, such amendments or supplements do not materially adversely affect the interests of the holders of the warrants.

Warrant Adjustments

      Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of securities covered by, a common stock warrant, preferred stock warrant or depositary share warrant will be adjusted proportionately if we subdivide or combine our common stock, preferred stock or depositary shares, as applicable. In addition, unless the prospectus supplement states otherwise, if we, without payment:

•	issue capital stock or other securities convertible into or exchangeable for common stock or preferred stock, or any rights to subscribe for, purchase or otherwise acquire any of the foregoing, as a dividend or distribution to holders of our common stock or preferred stock;

•	pay any cash to holders of our common stock or preferred stock other than a cash dividend paid out of our current or retained earnings or other than in accordance with the terms of the preferred stock;

•	issue any evidence of our indebtedness or rights to subscribe for or purchase our indebtedness to holders of our common stock or preferred stock; or

•	issue common stock or preferred stock or additional stock or other securities or property to holders of our common stock or preferred stock by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, then the holders of common stock warrants, preferred stock warrants and depositary share warrants, as applicable, will be entitled to receive upon exercise of the warrants, in addition to the securities otherwise receivable upon exercise of the warrants and without paying any additional consideration, the amount of stock and other securities and property such holders would have been entitled to receive had they held the common stock, preferred stock or depositary shares, as applicable, issuable under the warrants on the dates on which holders of those securities received or became entitled to receive such additional stock and other securities and property.

      Except as stated above, the exercise price and number of securities covered by a common stock warrant, preferred stock warrant and depositary share warrant, and the amounts of other securities or property to be received, if any, upon exercise of those warrants, will not be adjusted or provided for if we issue those securities or any securities convertible into or exchangeable for those securities, or securities carrying the right to purchase those securities or securities convertible into or exchangeable for those securities.

      Holders of common stock warrants, preferred stock warrants and depositary share warrants may have additional rights under the following circumstances:

•	certain reclassifications, capital reorganizations or changes of the common stock, preferred stock or depositary shares, as applicable;

•	certain share exchanges, mergers, or similar transactions involving us and which result in changes of the common stock, preferred stock or depositary shares, as applicable; or

•	certain sales or dispositions to another entity of all or substantially all of our property and assets.

      If one of the above transactions occurs and holders of our common stock, preferred stock or depositary shares are entitled to receive stock, securities or other property with respect to or in exchange for their securities, the holders of the common stock warrants, preferred stock warrants and depositary share warrants then outstanding, as applicable, will be entitled to receive upon exercise of their warrants the kind and amount of shares of stock and other securities or property that they would have received upon the applicable transaction if they had exercised their warrants immediately before the transaction.

DESCRIPTION OF DEBT SECURITIES

      The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus.

      While the terms we have summarized below will generally apply to any future debt securities we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below.

      We will issue the senior notes under the senior indenture, which we will enter into with the trustee named in the senior indenture. We will issue the subordinated notes under the subordinated indenture, which we will enter into with the trustee named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement of which this prospectus is a part. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture.

      The indentures will be qualified under the Trust Indenture Act of 1939. We use the term “debenture trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

      The following summaries of material provisions of the senior notes, the subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to the debt securities that we sell under this prospectus, as well as the complete indentures that contain the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior and the subordinated indentures are identical.

General

      We will describe in the applicable prospectus supplement the terms relating to a series of debt securities, including:

•	the title;

•	the principal amount being offered, and, if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form and, if so, the terms and who the depositary will be;

•	the maturity date;

•	the principal amount due at maturity, and whether the debt securities will be issued with any original issue discount;

•	whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate, the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the form and terms of any guarantee of any debt securities;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, the conditions upon which, and the price at which we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions, and any other applicable terms of those redemption provisions;

•	provisions for a sinking fund purchase or other analogous fund, if any;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities;

•	whether the indenture will restrict our ability and/or the ability of our subsidiaries to:

•	incur additional indebtedness;

•	issue additional securities;

•	create liens;

•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders and affiliates;

•	issue or sell stock of our subsidiaries; or

•	effect a consolidation or merger;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of any material or special United States federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	the procedures for any auction and remarketing, if any;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than dollars, the currency in which the series of debt securities will be denominated; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any events of default that are in addition to those described in this prospectus or any covenants provided with respect to the debt securities that are in addition to those described above, and any terms which may be required by us or advisable under applicable laws or regulations or advisable in connection with the marketing of the debt securities.

Conversion or Exchange Rights

      We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for common stock or other securities of ours or a third party, including the conversion or exchange rate, as applicable, or how it will be calculated, and the applicable conversion or exchange period. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of our securities or the securities of a third party that the holders of the series of debt securities receive upon conversion or exchange would, under the circumstances described in those provisions, be subject to adjustment, or pursuant to which those holders would, under those circumstances, receive other property upon conversion or exchange, for example in the event of our merger or consolidation with another entity.

Consolidation, Merger or Sale

      The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor of ours or acquiror of such assets must assume all of our obligations under the indentures and the debt securities.

      If the debt securities are convertible for our other securities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities which the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

Events of Default Under the Indenture

      The following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and payable and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

      If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the debenture trustee or any holder.

      The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture.

      Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act of 1939, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

      A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

•	the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

      These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

      We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

      We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to comply with the provisions described above under “— Consolidation, Merger or Sale”;

•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act of 1939;

•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

•	to provide for uncertificated debt securities and to make all appropriate changes for such purpose;

•	to add to, delete from, or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issuance, authorization and delivery of debt securities or any series;

•	to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default, or to surrender any of our rights or powers under the indenture; or

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

      In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any supplemental indenture.

Discharge

      Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	recover excess money held by the debenture trustee;

•	compensate and indemnify the debenture trustee; and

•	appoint any successor trustee.

      In order to exercise our rights to be discharged, we must deposit with the debenture trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

      We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, known as DTC, or another depositary named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

      At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

      Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

      We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

      If we elect to redeem the debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of any series being redeemed in part during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Debenture Trustee

      The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

      Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

      We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that, unless we otherwise indicate in the applicable prospectus supplement, we may make interest payments by check, which we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

      All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

      The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Subordination of Subordinated Debt Securities

      The subordinated debt securities will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not limit the amount of indebtedness which we may incur, including senior indebtedness or subordinated indebtedness, and do not limit us from issuing any other debt, including secured debt or unsecured debt.

Guarantees

      Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants, which co-registrants will not be involved in the issuance of any other securities described in this prospectus. The terms of any such guarantee will be set forth in the applicable prospectus supplement.

LEGAL OWNERSHIP OF SECURITIES

      We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee or depositary or warrant agent maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

      We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

      Only the person in whose name a security is registered is recognized as the holder of that security. Global securities will be registered in the name of the depositary. Consequently, for global securities, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

      As a result, investors in a global security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

      We may terminate global securities or issue securities that are not issued in global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

      For securities held in street name, we or any applicable trustee or depositary will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we or any such trustee or depositary will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

      Our obligations, as well as the obligations of any applicable trustee or third party employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

      For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice, even if that holder is required, under agreements with its participants or customers or by law, to pass it along to the indirect holders, but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of default or of our obligation to comply with a particular provision of an indenture, or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations for Indirect Holders

      If you hold securities through a bank, broker or other financial institution, either in book-entry form because the securities are represented by one or more global securities or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are global securities, how the depositary’s rules and procedures will affect these matters.

Global Securities

      A global security is a security that represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms.

      Each security issued in book-entry form will be represented by a global security that we issue to, deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, DTC will be the depositary for all global securities issued under this prospectus.

      A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “— Special Situations when a Global Security will be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

      If the prospectus supplement for a particular security indicates that the security will be issued as a global security, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

      As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

      If securities are issued only as global securities, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in the global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in the global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may, and we understand that DTC will, require that those who purchase and sell interests in the global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in the global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security will be Terminated

      In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own names, so that they will be direct holders. We have described the rights of holders and street name investors above.

      A global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

      The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

SELLING STOCKHOLDERS

      The following table sets forth certain information, as of February 17, 2004, regarding the beneficial ownership of our common stock by the selling stockholders. This table is based upon information supplied to us by the selling stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling stockholders named in this table has shared voting power with respect to the shares indicated as beneficially owned. As of February 17, 2004, we had 34,493,617 shares of common stock outstanding.

				Shares Owned After
	Shares Owned(1)			Offering(2)
			Shares Being
	Number	Percent	Offered	Number	Percent

Blum Strategic Partners, L.P.(3)	5,845,104	16.9%	2,586,076	3,259,028	9.4%
BK Capital Partners IV, L.P.(4)	346,195	1.0%	153,169	193,026	*
Stinson Capital Partners (QP), L.P.(4)	230,810	*	102,118	128,692	*
Stinson Capital Partners, L.P.(4)	221,588	*	98,038	123,550	*
Stinson Capital Partners II, L.P.(4)	102,700	*	45,438	57,262	*
Stinson Capital Fund (Cayman), Ltd.(4)	34,267	*	15,161	19,106	*

*	Less than one percent.

(1)	Except as described below, we determined the number and percentage of shares that the selling stockholders’ beneficially own in accordance with Rule 13d-3 under the Securities Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power and also any shares which the selling stockholder has the right to acquire within 60 days of February 17, 2004 through the exercise of any stock option or other right.

(2)	Assumes all shares being registered by each selling stockholder under the registration statement are sold.

(3)	These shares may be deemed to be owned indirectly by Blum Strategic GP, L.L.C., the general partner of Blum Strategic Partners, L.P., and by Richard C. Blum, our vice chairman and a managing member of Blum Strategic GP, L.L.C. Both Blum Strategic GP, L.L.C. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(4)	These shares may be deemed to be owned indirectly by the following parties: (a) Blum Capital Partners, L.P., an investment manager with voting and investment discretion for Stinson Capital Fund (Cayman), Ltd., and the general partner at BK Capital Partners IV, L.P., Stinson Capital Partners, L.P., Stinson Capital Partners (QP), L.P. and Stinson Capital Partners II, L.P.; (b) Richard C. Blum & Associates, Inc. (“RCBA Inc.”), the sole general partner of Blum Capital Partners, L.P.; and (c) Richard C. Blum, our vice chairman and the chairman and a substantial stockholder of RCBA Inc. RCBA Inc., Blum Capital Partners, L.P. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

      All expenses incurred with the registration of shares of common stock owned by the selling stockholders will be borne by us; provided that, we will not be obligated to pay any underwriting fees, discounts, or commissions in connection with such registration.

PLAN OF DISTRIBUTION

      Both the selling stockholders and we may sell securities pursuant to this prospectus in or outside the United States (a) through underwriters or dealers, (b) through agents or (c) directly to one or more purchasers, including our existing stockholders in a rights offering. As used in this prospectus, “selling stockholders” includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, a supplement to this prospectus will be filed. The prospectus supplement relating to any offering of securities will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

      We or any selling stockholder may distribute securities from time to time in one or more transactions at a fixed price or prices, which may be changed at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Sales Through Underwriters or Dealers

      If we or the selling stockholders use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

      If we or the selling stockholders use dealers in the sale of securities, the selling stockholders and we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direst Sales and Sales Through Agents

      We or the selling stockholders may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our security holders. We or the selling stockholders may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

      We or the selling stockholders may sell the securities through agents we or the selling stockholders designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

      If we so indicate in the prospectus supplement, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

      We or the selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us or the selling stockholders in the ordinary course of their business.

LEGAL MATTERS

      The validity of the issuance of the securities offered hereby will be passed upon by Cooley Godward llp, San Francisco, California.

EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended October 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN GET MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, DC 20549

      You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. In addition, you can review copies of this information and the registration statement through the SEC’s “EDGAR” (Electronic Data Gathering, Analysis and Retrieval) System, available on the SEC’s website (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the SEC modifies and replaces such information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	the annual report on Form 10-K for the year ended October 31, 2003, filed on January 22, 2004;

•	the definitive proxy statement for the annual meeting of stockholders, filed on February 17, 2004; and

•	the description of our common stock contained in our registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to URS Corporation, Attention: Corporate Secretary, URS Corporation, 600 Montgomery Street, 26th Floor, San Francisco, California 94111-2728, (415) 774-2700.

[INSIDE BACK COVER]

Photo:  Employees standing next to images of EG&G Division projects, including (clockwise from upper left): B-52 airplane engine; tank; expeditionary fighting vehicle; fighter jet being pulled by service vehicle; and student in flight simulator.

Caption:  The EG&G Division’s activities range from assisting in the design and development of new weapons systems to maintaining and upgrading military aircraft, vehicles and equipment. We operate and manage military installations, provide flight training to the U.S. armed forces and its allies, and provide logistics support for government warehousing and distribution centers. We also provide a variety of technical support services for global threat reduction programs.